Exhibit 15.3

ICL GROUP LIMITED S-K 1300 TECHNICAL REPORT SUMMARY ON THE CABANASSES AND VILAFRUNS MINING OPERATION, SPAIN February 27, 2025

Wardell Armstrong (part of SLR) Baldhu House, Wheal Jane Earth Science Park, Baldhu, Truro, Cornwall, TR3 6EH, United Kingdom Telephone: +44 (0)1872 560738 www.wardell-armstrong.com

EFFECTIVE DATE:	December 31, 2024
DATE ISSUED:	February 27, 2025
JOB NUMBER:	ZT61-2273
VERSION: REPORT NUMBER: STATUS:	V3.0 MM1807 Final

ICL GROUP LIMITED S-K 1300 TECHNICAL REPORT SUMMARY ON THE CABANASSES AND VILAFRUNS MINING OPERATION, SPAIN

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UKAS
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Wardell Armstrong is the trading name of Wardell Armstrong International Ltd,
Registered in England No. 3813172.

Registered office: Sir Henry Doulton House, Forge Lane, Etruria, Stoke-on-Trent, ST1 5BD, United Kingdom

UK Offices: Stoke-on-Trent, Birmingham, Bolton, Bristol, Bury St Edmunds, Cardiff, Carlisle, Edinburgh,
Glasgow, Leeds, London, Newcastle upon Tyne and Truro. International Office: Almaty.
ENERGY AND CLIMATE CHANGE ENVIRONMENT AND SUSTAINABILITY INFRASTRUCTURE AND UTILITIES LAND AND PROPERTY MINING AND MINERAL PROCESSING MINERAL ESTATES WASTE RESOURCE MANAGEMENT

ICL GROUP LIMITED S-K 1300 TECHNICAL REPORT SUMMARY ON THE CABANASSES AND VILAFRUNS MINING OPERATION, SPAIN

CONTENTS
1	EXECUTIVE SUMMARY	1
1.1	Property Description	1
1.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography	2
1.3	History	2
1.4	Geological Setting, Mineralization, and Deposit	4
1.5	Exploration	5
1.6	Sample Preparation, Analyses, and Security	5
1.7	Data Verification	6
1.8	Mineral Processing and Metallurgical Testing	6
1.9	Mineral Resource Estimates	6
1.10	Mineral Reserve Estimates	7
1.11	Mining Methods	8
1.12	Processing and Recovery Methods	9
1.13	Infrastructure	9
1.14	Market Studies	10
1.15	Environmental Studies, Permitting, And Plans, Negotiations, Or Agreements With Local Individuals or Groups	10
1.16	Capital, Operating Costs and Economic Analysis	10
1.17	Interpretation and Conclusions	11
1.18	Recommendations	11
2	INTRODUCTION	12
2.1	Terms of Reference and Purpose of the Report	12
2.2	Qualified Persons or Firms and Site Visits	12
2.3	Sources of Information	13
2.4	Previously Filed Technical Report Summary Reports	14
2.5	Forward-Looking Statements	14
2.6	Units and Abbreviations	15
3	PROPERTY DESCRIPTION	18
3.1	Tenure	19
3.2	Royalties and Other Payments	21
3.3	Environmental Liabilities and Permitting Requirements	21
4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	22
4.1	Accessibility	22
4.2	Climate	22
4.3	Local Resources	22
4.4	Infrastructure	23
4.5	Physiography	24
5	HISTORY	25
5.1	Ownership, Development and Exploration History	25
5.2	Production History	25

Page i

6	GEOLOGICAL SETTING, MINERALIZATION AND DEPOSIT	27
6.1	Regional Geology	27
6.2	Local and Property Geology	29
6.3	Mineralisation	35
6.4	Deposit Type	35
7	EXPLORATION	37
7.1	Seismic Surveys	37
7.2	Drilling	38
7.3	QP Opinion	45
8	SAMPLE PREPARATION, ANALYSES AND SECURITY	48
8.1	Underground Drill Samples	48
8.2	Surface Drill Samples	50
8.3	Quality Assurance and Quality Control (QA/QC)	51
8.4	QP Opinion	63
9	DATA VERIFICATION	64
9.1	Site Visits	64
9.2	Drillhole Database	64
9.3	QP Opinion	72
10	MINERAL PROCESSING AND METALLURGICAL TESTING	73
11	MINERAL RESOURCE ESTIMATES	74
11.1	Summary	74
11.2	Database Cut-Off Dates	75
11.3	Data Transformations	75
11.4	Software	76
11.5	Drillhole Databases	76
11.6	Geological Interpretation	78
11.7	Drillhole Data Processing	81
11.8	Variography	84
11.9	Block Modelling	84
11.10	Density	84
11.11	Grade Estimation	85
11.12	Reconciliation with Mining Production Data	90
11.13	Mineral Resource Classification	91
11.14	Depletion and Non-Recoverable Resources	93
11.15	Prospects of Economic Extraction for Mineral Resources	94
11.16	Mineral Resource Statement	94
11.17	Risk Factors That Could Materially Affect the Mineral Resource Estimate	94
12	MINERAL RESERVE ESTIMATES	95
12.1	Summary	95
12.2	Mineral Reserve Estimation Methodology	96
12.3	Dilution and Mining Recovery	97
12.4	Cut-Off Grade	97
12.5	Mineral Reserve Statement	97
12.6	Risk Factors That Could Materially Affect the Mineral Reserve Estimate	97

Page ii

13	MINING METHODS	98
13.1	Geotechnics and Hydrogeology	98
13.2	Mine Production	98
13.3	Underground Infrastructure	99
13.4	Production	101
13.5	Life of Mine Schedule	101
13.6	Mining Equipment	103
13.7	Mining Personnel	104
14	PROCESSING AND RECOVERY METHODS	105
14.1	Process Description	106
14.2	Processing Personnel	109
14.3	Discussion on Processing and Recovery Methods	109
15	INFRASTRUCTURE	110
15.1	Surface Layout	110
15.2	Roads	111
15.3	Rail	112
15.4	Port	112
15.5	Energy	112
15.6	Water	112
15.7	Effluent Water	112
15.8	Waste Dumps and Salt Transportation Pipeline	112
16	MARKET STUDIES	113
16.1	Potash Market	113
16.2	Demand	113
16.3	Commodity Price Projections	114
16.4	Contracts	114
17	ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTITAIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS	115
17.1	Permitting	115
17.2	Water	116
17.3	Air Emissions	117
17.4	Waste	118
17.5	Environmental Health and Safety Management	118
17.6	Plans, Negotiations or Agreements with Stakeholders	119
17.7	Mine Closure Plans	120
17.8	Adequacy of Current Plans to Address Any Issues Related to Environmental Compliance, Permitting, and Local Individuals, or Groups	120
18	CAPITAL AND OPERATING COSTS	121
18.1	Capital Costs	121
18.2	Operating Costs	121
19	ECONOMIC ANALYSIS	122
19.1	Economic Criteria	122
19.2	Cash Flow Analysis	123
19.3	Sensitivity Analysis	124

Page iii

20	ADJACENT PROPERTIES	126
21	OTHER RELEVANT DATA AND INFORMATION	127
22	INTERPRETATION AND CONCLUSIONS	128
22.1	Geology and Mineral Resources	128
22.2	Mining and Mineral Reserves	128
22.3	Mineral Processing	129
22.4	Infrastructure	129
22.5	Environment	129
23	RECOMMENDATIONS	130
23.1	Geology and Mineral Resources	130
23.2	Mining and Ore Reserves	130
23.3	Mineral Processing	130
23.4	Environmental Studies, Permitting and Social or Community Impact	130
24	REFERENCES	131
25	RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT	132
26	DATE AND SIGNATURE PAGE	133

Page iv

TABLES

Table 1.1: Summary of Production History	3
Table 1.2: Summary of Mineral Resources for the Cabanasses and Vilafruns Mines	7
Table 1.3: Summary of Mineral Reserves for the Cabanasses Mine – December 31, 2024	8
Table 5.1: Summary of Production History	26
Table 6.1: Detailed Stratigraphic Column for Cabanasses Area	30
Table 7.1: Summary of Cabanasses and Vilafruns Drillholes	39
Table 7.2: Summary Statistical Analysis of KCl (%) and KClcorr at Cabanasses	44
Table 8.1: SRM Samples Used by Cabanasses Laboratory (2022-2024)	55
Table 8.2: Summary of SRM Analysis (2022 to 2024) – Cabanasses Laboratory	55
Table 8.3: Summary of Blank Material Assaying	57
Table 8.4: Summary of Coarse Duplicates for 2022 to 2024 Exploration Drilling (Cabanasses Laboratory)	58
Table 8.5: Summary of Coarse Duplicates for 2022 to 2024 Exploration Drilling (ALS Laboratory)	59
Table 8.6: Summary of Pulp Duplicates Results for 2022 to 2024 Exploration Programmes (Cabanasses Laboratory)	60
Table 8.7: Summary of Pulp Duplicate Results for 2022 to 2024 Exploration Programmes (ALS Laboratory)	61
Table 8.8: Density Measurements by Lithology	62
Table 9.1: Summary Statistical Analysis for KCl (%) at Cabanasses Seam A	64
Table 9.2: Summary Statistical Analysis for KCl (%) at Cabanasses Seam B	66
Table 9.3: Summary Statistical Analysis for KCl (%) at Cabanasses Transformada Zone	67
Table 9.4: Duplicate Analysis of Drillhole C-2Bis	69
Table 9.5: Duplicate Analysis of Drillhole C-3	70
Table 9.6: Duplicate Analysis of Drillhole C-4Bis	71
Table 9.7: Duplicate Analysis of SAG1	72
Table 11.1: Summary of Mineral Resources for the Cabanasses and Vilafruns Mines	75
Table 11.2: Drillhole Database Files	76
Table 11.3: Description of Database	76
Table 11.4: Summary of Stratigraphy and Database Lithology Codes	78
Table 11.5: Summary of Domains for Cabanasses and Vilafruns	80
Table 11.6: Summary Statistical Analysis of KCl (%) [CORR] for Selected Samples at Cabanasses	81
Table 11.7: Summary Statistical Analysis of KCl (%) [CORR] for Selected Samples at Vilafruns	82
Table 11.8: Block Model Prototypes	84
Table 11.9: Summary of Search Parameters	86
Table 11.10: Summary of Reconciliation of Cabanasses Resource Model with Mining Production Data	90
Table 12.1: Summary of Mineral Reserves for the Cabanasses Mine – December 31, 2024	95
Table 13.1: Cabanasses Mine Production (2021 to 2024)	101
Table 13.2: Cabanasses Life of Mine Schedule	102
Table 13.3: Summary of Mining Equipment	103
Table 13.4: Mining Personnel at Cabanasses Mine	104
Table 14.1: Súria Processing Plant Personnel	109
Table 17.1: Summary of ICL Iberia Permits	115
Table 17.2: ACA Wastewater Discharge Limits	117
Table 18.1: Life of Mine Capital Costs for Cabanasses Mine	121
Table 18.2: Life of Mine Operating Costs for Cabanasses Mine	121
Table 19.1: Economic Assumptions and Parameters for the Cabanasses Mine	122
Table 19.2: Annual Discounted Cash Flow Model for the Cabanasses Mine	123
Table 19.3: Sensitivity Analysis for the Cabanasses Mine	124
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FIGURES

Figure 3.1: Location of the Cabanasses and Vilafruns Mines, Northeast Spain	18
Figure 3.2: Location of Cabanasses and Vilafuns Mines	19
Figure 3.3: ICL Iberia Concession Areas (Scale in km)	20
Figure 4.1: General Site Plan of the Cabanasses Mine (scale in km)	23
Figure 4.2: General Site Plan of the Vilafruns Mine (scale in km)	24
Figure 6.1: Location of the ICL Iberia Deposits within the Ebro Basin of the Iberian Peninsula	27
Figure 6.2: Regional Geology of the Pyrenees and Ebro Basin (Vergés et al, (2002))	28
Figure 6.3: Simplified Cross Section of the Pyrenees and Ebro Basin (Vergés et al, (2002))	29
Figure 6.4: Main Formations of the Eastern Pyrenean Foreland Basin (Vergés et al, (2002))	30
Figure 6.5: Location of Stratigraphic Cross Section through the Cabanasses Mine	31
Figure 6.6: Cross Section Showing the Stratigraphy of the Cabanasses Mine	31
Figure 6.7: Plan Showing Inset of Northeast of Ebro Basin	32
Figure 6.8: Inset of Figure 6.7 Showing Main Anticlinal Structures of the Northeast Ebro Basin (Sans (2003)) [SPMT – South Pyrenean Main Thrust]	32
Figure 6.9: Cross Section through El Guix, Súria and Cardona Anticlines (Sans (2003)) [location of mines is shown as larger well symbols and location of surface drillholes as smaller wells]	33
Figure 6.10: Example North-South Cross Sections Showing Along Strike Change in Structure of the Súria Anticline from East (bottom) to West (top) (Sans (2003))	34
Figure 6.11: Cross Section Showing Structural Geology of the Tordell Thrust	35
Figure 7.1: Merged 2D and 3D Seismic Surveys of Cabanasses Area	38
Figure 7.2: Plan View of Underground and Surface Drillholes at Cabanasses by Drilling Year	40
Figure 7.3: Isometric View of Location of Underground Drillholes at Vilafruns by Drilling Year	40
Figure 7.4: Schematic Cross Section of LHD Drilling Method	41
Figure 7.5: Results of Analysis for KCl (%) and Ca2+ (%) for Control and Brine Group Samples	43
Figure 7.6: Histograms comparing KCl (%) and KClcorr for Cabanasses Seams A and B	44
Figure 7.7: Geological Cross Sections of Underground Drilling at Cabanasses	46
Figure 7.8: Geological Cross Sections of Underground Drilling at Vilafruns	47
Figure 8.1: Summary of Sample Preparation of Drill Core Sample from Underground Drilling	49
Figure 8.2: Internal Pulp Duplicates (Cabanasses Laboratory) for KCl (%) (2019 – 2021)	52
Figure 8.3: External Pulp Duplicates (ALS ) for KCl (%) (2019 – 2021)	54
Figure 8.4: Summary Results of Analysis of Standard 1 SRM During 2022 Through to 2024. All were Analysed at the Cabanasses Laboratory Except the Circled Sample (ALS)	56
Figure 8.5: Summary of Blank Sample Results by Year for 2021 to 2024	57
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Figure 8.6: Correlation Plot of Coarse Duplicate Sample Results 2022 to 2024 (Cabanasses Laboratory)	59
Figure 8.7: Correlation Plot of Coarse Duplicate Sample Results 2022 to 2024 (ALS Laboratory)	60
Figure 8.8: Correlation Plot of Pulp Duplicate Pairs Analysed at Cabanasses Laboratory 2022-2024	61
Figure 8.9: Correlation Plot of Pulp Duplicate Pairs Analysed at ALS Laboratory 2022-2024	62
Figure 9.1: Cabanasses Seam A: a) Log Probability Plots and b) Mean Grade Plots of KCl (%)	65
Figure 9.2: Cabanasses Seam B: a) Log Probability Plots and b) Mean Grade Plots of KCl (%)	66
Figure 9.3: Cabanasses Transformada: a) Log Probability Plots and b) Mean Grade Plots of KCl (%)	68
Figure 11.1: Plan View and Cross Sections of Drillholes at Cabanasses	77
Figure 11.2: Seam B (Base) Surface for Cabanasses and Showing Surface and Underground Drilling	79
Figure 11.3: Domain Definition at Cabanasses and Vilafruns	80
Figure 11.4: Probability Plot and Histogram of KClcorr (%) for Seam A Domain DS1 at Cabanasses	81
Figure 11.5: Probability Plot and Histogram of KClcorr (%) for Seam B Domain DS1 at Cabanasses	82
Figure 11.6: Probability Plot and Histogram of KClcorr (%) for Seam A Domain DV1 at Vilafruns	82
Figure 11.7: Probability Plot and Histogram of KClcorr (%) for Seam B Domain DV1 at Vilafruns	83
Figure 11.8: Calculation of Grade and True Thickness during Sample Compositing	83
Figure 11.9: Histograms of Density Measurements for Cabanasses for Seam A and Seam B (including Transformada Zone)	85
Figure 11.10: Block Model Showing Spatial Distribution of KClcorr (%) at Cabanasses	87
Figure 11.11: Block Model Showing Spatial Distribution of Seam Thicknesses (m) at Cabanasses	88
Figure 11.12: Example Swath Analysis for KClcorr (%) in A and B Seams at Cabanasses	89
Figure 11.13: Mineral Resource Classification for Cabanasses (Mined Out Areas in Blue)	93
Figure 12.1: Schematic Overview of the Life of Mine Design Layout at Cabanasses, Showing Existing Workings (grey), Seam A (green), Seam B (red), and Planned Infrastructure	96
Figure 12.2: Schematic Detail of Mine Planning Layout at Cabanasses Showing Seam A (Green), Seam B (Grey) and Planned Infrastructure	96
Figure 13.1: Plan View of Existing Layout (Grey) of the Cabanasses Mine and Life of Mine Plan (5-year Increments) Showing Seam A (green) and Seam B (red)	100
Figure 14.1: Summary Block Flow Diagram of the Súria Processing Plant Flowsheet	106
Figure 15.1: Surface Layout of the Cabanasses Mine (Súria)	110
Figure 15.2: Surface Layout of the Vilafruns Mine (Sallent)	111
Figure 15.3: Salt Transportation Pipeline from Catalan Potash Basin to Mediterranean	112
Figure 19.1: After-Tax 8% NPV Sensitivity Analysis	125

Appendix A – ICL Iberia Concessions
Page vii

1	EXECUTIVE SUMMARY

This Technical Report Summary (TRS) has been prepared by Wardell Armstrong International Limited (WAI) in association with ICL Group Limited (ICL or the Company), on the Cabanasses and Vilafruns mining operation (the Property). The purpose of this TRS is to support the disclosure of Mineral Resource and Mineral Reserve estimates on the property as of December 31, 2024 (the Effective Date), in the annual report on Form 20-F and periodic filings with the United States Securities and Exchange Commission (SEC). This Technical Report Summary conforms to SEC’s Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (S-K 1300) and Item 601(b)(96) Technical Report Summary.

The conclusions, recommendations, and forward-looking statements made by the Qualified Persons (QPs) are based on reasonable assumptions and results interpretations. Forward-looking statements cannot be relied upon to guarantee the Property’s performance or outcomes and naturally include inherent risks and risks relating to the mining industry.

ICL is a public company with its headquarters in Tel Aviv, Israel. ICL owns a 100% interest in the mineral rights for the Property through ICL Iberia, a wholly owned subsidiary. ICL acquired the Property from Grupo Potasas in 1998.

The Property is an underground potash mining operation. The Cabanasses mine is currently operating and the Vilafruns mine is non-operational and on a care and maintenance basis. Mining is conducted using a modified room and pillar method to extract potash from seams at depths of approximately 730 to 1,000 m below the surface. Mineral processing is undertaken on the surface at a processing plant near the mine where ore is processed into potash products for use in the fertilizer industry. In 2024, a total of 802 kt of potash product were produced.

In addition, salt products are produced by the operation. In 2024, a total of 406 kt of industrial salt, 90 kt of speciality salt and 597 kt of rock salt were produced. However, no Mineral Resources or Mineral Reserves are estimated for these products and no revenue from these products has been included in the economic analysis.

1.1	Property Description

The Property is located in northeast Spain and has a concession area of approximately 69,298 hectares within the provinces of Barcelona and Lérida and is located some 60 km northwest of Barcelona. The Cabanasses mine is located at the town of Súria, approximately 12 km north of the district capital of Manresa in the Cardoner river valley and the Vilafruns mine is located at the town of Sallent, approximately 13 km east of Súria in the Llobregat river valley.

The Cabanasses mine is approximately centred on the geographic coordinates: latitude 41°50’27”N and longitude 01°45’07”E. The Vilafruns mine is approximately centred on the geographic coordinates: latitude 41°50’25”N and longitude 01°52’39”E.

The concessions are awarded for periods of 30 years, renewable up to 90 years. Some of the concessions are valid until 2037 and the remainder are effective until 2067. The Mineral Reserves reported in this TRS are located within concessions which are valid until 2067. ICL Iberia owns the land on which the Súria (Cabanasess) and Sallent (Vilafruns), surface facilities are located.

1.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The region has an extensive road network and is also served by national rail links to the rest of Spain as well as north into Andorra and France. International airports are located at Barcelona (60 km to the southeast) and Madrid (580 km to the west-southwest). The sea port at Barcelona is a major trading route for goods and ICL Iberia has a loading facility at the port that connects by rail (approximately 80 km) to a load out facility at the Súria processing plant.

The climate of Catalonia is diverse, the populated coastal areas such as Tarragona, Barcelona and Girona provinces feature a hot-summer Mediterranean climate whilst the inland part (including the Lleida province and the inner part of Barcelona province) have a mostly Mediterranean climate. The Pyrenean peaks have a continental or even Alpine climate, while the valleys have a maritime or oceanic climate sub-type.

The ICL Iberia operation has a long history of mining activity and there is an established in-country network of mining suppliers and contractors. There is sufficient and experienced work force available due to the proximity of the towns of Súria and Sallent with populations of approximately 6,000 and 7,000 inhabitants, respectively. There is an extensive network of highways, rail links, telecommunications facilities, national grid electricity, gas and water.

1.3	History

Commercial development commenced in Súria in 1929 and continued under various owners. In 1986, the operations were merged into the state-owned company Súria K. In 1992, the group became Grupo Potasas and privatization of the operations commenced. Grupo Potasas was purchased by ICL Iberia in 1998.

A summary of the production history of the Súria and Sallent processing plants is shown in Table 1.1. Up to 2006, ore feed for the Súria processing plant was sourced from the Súria mine (Shaft 4) and from 2004 Cabanasses mine ramped up production to also feed the Súria plant. In 2006, the Súria mine ceased operations and production from here transferred to Cabanasses. Ore feed for the Sallent processing plant came from Vilafruns and these both ceased operating in 2020.

Table 1.1: Summary of Production History
Year	Súria Processing Plant			Sallent Processing Plant
	Ore Hoisted (kt)	Head Grade KCl (%)	Product (kt)	Ore Hoisted (kt)	Head Grade KCl (%)	Product (kt)
1995	2,206.7	24.6	486.8	1,976.5	22.5	383.7
1996	2,179.7	24.4	455.8	2,647.8	21.9	468.6
1997	2,271.7	23.7	469.4	2,837.9	21.4	513.4
1998	1,937.6	22.5	373.4	2,519.5	20.2	431.1
1999	2,108.4	22.0	390.2	2,820.6	20.8	499.7
2000	2,189.0	22.8	428.5	2,571.7	20.0	441.5
2001	1,741.3	26.1	396.7	1,923.9	23.2	388.2
2002	1,526.6	28.0	382.6	1,420.1	23.5	295.2
2003	1,827.5	26.7	437.7	1,988.2	22.9	404.8
2004	2,076.9	25.3	473.0	2,209.3	22.9	449.0
2005	1,905.0	25.3	438.6	1,896.7	22.9	385.7
2006	1,493.2	25.9	352.1	1,901.9	22.3	376.9
2007	1,489.7	27.2	377.6	2,123.8	21.9	413.2
2008	1,469.7	27.2	373.1	1,872.0	22.2	367.6
2009	978.5	28.3	258.8	1,630.9	21.7	317.3
2010	697.0	27.9	182.2	1,203.9	21.4	228.9
2011	1,669.3	26.4	408.4	1,945.1	22.4	388.0
2012	1,949.9	27.4	492.8	2,331.7	22.7	461.3
2013	1,922.1	27.1	480.3	2,308.0	23.5	481.6
2014	1,953.5	25.4	456.1	2,479.8	23.4	516.0
2015	1,925.7	26.1	461.7	2,525.9	22.9	515.0
2016	2,071.8	26.0	489.5	2,371.4	23.1	487.6
2017	2,329.4	23.7	492.4	1,816.8	23.2	371.6
2018	2,521.3	24.8	561.9	1,811.8	22.9	362.8
2019	2,666.6	23.8	569.2	1,182.8	22.5	234.0
2020	2,358.3	24.2	503.0* / 518**	277.2	22.4	54.0
2021	2,533.5	26.4	598.7* / 614**	-	-	-
2022	2,928	25.3	664* / 680**	-	-	-
2023	2,795	24.3	584* / 601**	-	-	-
2024	3,247	26.7	786* / 802**	-	-	-
1. Feed to the Súria processing plant included ore from both Súria mine and Cabanasses mine up to 2006 (production from the Súria mine ceased in 2006. From 2006 onwards, all production from Súria mine was transferred to Cabanasses);
2. The 2018, 2019 and 2020 figures include some ore transported from Vilafruns to Súria plant for processing;
3. From mid-2020 production from Vilafruns and the Sallent processing plant ceased;
4. Product statistics for the Súria processing plant prior to 2020 exclude white potash production;
5. Product statistics for the Súria processing plant for 2020-2022: *Excluding white potash production, **Including white potash production.

1.4	Geological Setting, Mineralization, and Deposit

The Cabanasses and Vilafruns deposits are located within the east of the Ebro Basin, a foreland basin on the southern flank of the Pyrenees. The Ebro basin developed as a marine basin during the Eocene (from 55 to 37 Ma). The deposits are located within the northeast of the Ebro basin within a sub-basin termed the Catalan Potash Basin (CPB). During the upper Eocene, uplift of the Western Pyrenees triggered the closure of the Ebro basin, and it became isolated from the open sea. Evaporitic cycles produced by a hot climate resulted in intense evaporation of sea water. The decreasing volume of water within the basin resulted in increased concentrations of dissolved salts and eventual precipitation of evaporitic minerals such as gypsums, sodium and potassium salts which accumulated on the deltaic marine sediments of the seabed. The overall evaporite sequence within the Catalonia depocenter of the CPB can be up to 300 - 500 m in thickness and is termed the Cardona Formation.

At Cabanasses and Vilafruns, the Cardona Formation includes the following lithologies (stratigraphic youngest to oldest):

•	Hangingwall package (90 m) of carnallite and halite;
•	Mine package (15 m) of halite and potash;
•	Footwall package of:
o	Massive halite (100 - 500 m);
o	Semi-massive halite in the upper 20 m;
•	Marker horizon of basal anhydrite (5 m).

Two mineable seams of potash (termed Seam's A and B) are present at Cabanasses and Vilafruns.

•	Seam B: Average thickness at Cabanasses is 2.3 m, compared with an average thickness of 1 - 1.5 m at Vilafruns. Average KCl grade at Cabanasses is 42% KCl and 45% KCl at Vilafruns.
•
Seam A: Average thickness of Seam A at Cabanasses is 4 – 5 m.  In the northern part of the Vilafruns deposit, the average thickness of the seam is 5.5 m while in the southern part the average thickness reduces to 2.4 – 3.5 m.  Average KCl grade at Cabanasses is 22 – 23 % KCl.  In the northern part of the Vilafruns deposit, the average grade is 29 % KCl while in the southern part the average grade reduces to 22 – 23 % KCl.

The seams consist of sylvinite interbedded with halite in beds of a few centimetres thickness with occasional thin clay partings. The sylvinite is orange to red in colour with high grades of KCl and very low levels of insoluble material. Grain sizes in the halite and sylvinite are typically 1 - 3 mm and 2 - 4 mm, respectively, and because the grains form an interlocking mosaic without dispersed clays both rock types, tend to be reasonably competent. Seam A (“Capa A”) is generally thicker but with lower KCl grades and is located just below Seam B. Seam B (“Capa B”) is thinner but with higher KCl grades.

1.5	Exploration

The exploration model relies extensively on geological interpretation of 3D and 2D seismic surveys as an important tool in guiding exploration drilling. The stratiform and laterally extensive nature of the deposits would in a typical situation lend themselves to exploration in a grid like manner using surface drilling at an initial wide (250 – 750 m) spacing, followed by infill of prospective resources to sufficient detail (50 – 100 m) to enable planning and scheduling of detailed designs. However, the depth of the deposits (800 - >1,000 m) makes extensive surface drilling cost prohibitive. In addition, during surface drilling aquifer bearing rocks are intersected prior to encountering the potash bearing seams. Therefore, underground drilling comprises the bulk of all exploration drilling and is undertaken continuously by ICL Iberia and used for near mine exploration (i.e. up to 1,700 m from existing mine development). Surface drilling campaigns are undertaken less frequently and are used as step-out drilling to expand the resources beyond the near-mine area.

Underground long hole drilling (LHD) with multiple deflections up into the potash seams is used to intersect the mineralisation. In the first instance, a single horizontal parent hole is drilled in the halite below Seam A to a distance of up to 1,400 m. At the maximum horizontal extents of the drillhole the drill head is then deflected upwards to intersect the potash seams. After intersecting through the mineralisation, the drill head retreats along the parent hole (typically 80 – 100 m per retreat) before being deflected upwards again to intersect the mineralisation. Core is returned from the drill head using a pressurised brine (KCl and NaCl saturated) flush as a medium to push the drill core back up the drill string. Brine is used instead of water to prevent dissolution of the halite or sylvinite. At the drill site, the pieces of drill core are then placed on metal trays by the drill crew and re-assembled to best correspond to their original sequence.  From and to tags are then inserted to record the depth of each 3m run within halite and 1m within the potash seams.

As of October 15, 2024, a total of 2,618 underground drillholes for 903,231m have been completed at Cabanasses while 15 surface drillholes for 14,824m have been completed. A total of 425 underground drillholes for 131,719m have been completed at Vilafruns and no surface drilling.

1.6	Sample Preparation, Analyses, and Security

From underground drilling, core from Seam A, B, transformada and carnallite are sampled based on 1 m to 3 m sample lengths or split at lithological boundaries. Core from underground drilling is whole core sampled, collected, and transferred into heavy-duty plastic sample bags (containing internal and external sample tags). The samples are transported to the surface and delivered to the sample preparation facility. At the sample preparation facility, samples (11 – 12 kg) are crushed to 2.5 mm using a Retsch® BB200 jaw crusher which is cleaned with compressed air after each sample. The sample is then manually homogenised and split by a technician using the cone and quarter method (undertaken 5 times) to produce a 350 g sample which is submitted to the laboratory for pulverising.  Analysis of samples is undertaken by Atomic Absorption Spectrometry (AAS) at the Cabanasses laboratory. Samples are analysed for KCl, Ca2+ and MgCl2.

For surface drilling, core samples are taken based on 0.6 m to 1 m sample lengths or split at lithological boundaries. The core is split using a radial arm saw along the longitudinal axis of the core. The half core samples (≈2 kg) are transferred into heavy-duty plastic sample bags (containing internal and external sample tags) and transported to ALS laboratories (Sevilla) for sample preparation and analysis. Core is crushed and pulverised to 75 micron size before analysis is carried out by X-Ray Fluorescence Spectroscopy (XRF). Prior to analysis, the sample (0.66 g) is fused with a lithium metaborate and lithium tetraborate flux (12:22 ratio) and lithium nitrate oxidising agent is added. The sample is then analysed by XRF for a suite of compounds including: Al2O3, BaO, CaO, Cl, Cr2O3, Fe2O3, K2O, MgO, MnO, Na2O, P2O5, SO3, SiO2, TiO2.

The current QA/QC programme, which commenced in H1 2021, includes coarse duplicates, internal pulp duplicates (for analysis at both the ALS and Cabanasses laboratories), SRMs and blanks and is in-line with industry best practice. A review of the QC samples submitted by ICL Iberia in 2022 through to 2024, identified no significant issues with accuracy or precision.

Underground drillhole samples are transported as whole core within sealed heavy duty polythene bags with internal and external tags.  The whole core samples are used for sample preparation. Surface drillhole samples are transported to the Vilafruns facility in sealed core boxes. Once photographed, logged and half core samples are taken, the remaining half core from the surface drillholes is stored at the Manresa core storage facility.

1.7	Data Verification

The drillhole database contains historical and recent drilling data. Prior to February 2019, no formal QA/QC programmes were implemented by ICL Iberia. To verify the drillhole data completed prior to this date the following reviews were undertaken by WAI:

•	Statistical comparison of KCl assays by drilling year (underground drilling);
•	Review of 2021 re-assaying programme of historical surface drillhole samples; and
•	A review of the drillhole databases.

Although no formal QA/QC procedures were implemented during the majority of the underground drilling completed at the Project, these data are, however, supported by on-going reconciliation studies based on actual mining production data. A statistical analysis of the assay data identified no significant bias in KCl grades based on drilling year.

The QA/QC programmes implemented from 2019 onwards, identified no significant issues with the reliability of the assays derived from the underground drilling. The re-assaying programme undertaken in 2021 for the surface drilling, indicated an acceptable level of precision between the original assays and the duplicate assays. QA/QC procedures were implemented for surface drillholes (SAG2 through SAG 5) completed in 2021 and 2022.

Overall, the QP considers the underground and surface drilling data contained in the databases to be suitable for inclusion in the Mineral Resource estimate.

1.8	Mineral Processing and Metallurgical Testing

The ICL Iberia operation is a mature operation with a long history of processing potash mineralisation. No additional mineral processing or metallurgical testing has been required.

1.9	Mineral Resource Estimates

The Mineral Resource estimate is for the Cabanasses and Vilafruns mines. These Mineral Resources have been estimated in compliance with the Securities and Exchange Commission requirements (SEC, 2018) and are reported in accordance with S-K 1300 regulations. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

It is the opinion of the QP that the Mineral Resource models presented in this report are representative of the informing data and that the data is of sufficient quality and quantity to support the Mineral Resource estimate to the Classifications applied.

A summary of the Mineral Resources at the Cabanasses and Vilafruns mines is presented in Table 1.2 with an effective date of December 31, 2024.

Table 1.2: Summary of Mineral Resources for the Cabanasses and Vilafruns Mines – December 31, 2024
Classification	Cabanasses		Vilafruns		Total
	Tonnes (Mt)	KCl (%)	Tonnes (Mt)	KCl (%)	Tonnes (Mt)	KCl (%)
Measured	81.7	25.0	12.6	31.0	94.3	25.8
Indicated	53.8	23.6	9.4	32.1	63.2	24.9
Measured + Indicated	135.5	24.5	22.0	31.5	157.5	25.5
Inferred	242.6	27.4	30.7	28.9	273.3	27.6

Notes:
1.	Mineral Resources are being reported in accordance with S-K 1300.
2.	Mineral Resources were estimated by ICL Iberia and reviewed and accepted by WAI.
3.	The point of reference of Mineral Resources is on an in-situ basis. Mineral Resources are exclusive of Mineral Reserves.
4.	Mineral Resources are 100% attributable to ICL Iberia.
5.	Totals may not represent the sum of the parts due to rounding.
6.	Mineral Resources are estimated at a cut-off grade of 10% KCl and a minimum seam thickness of 0.5m.
7.	Mineral Resources are estimated using an average dry density of 2.1 t/m3.
8.	Mineral Resources are estimated using a metallurgical recovery of 86.5%.
9.	Mineral Resources are estimated using a medium-long term potash price of $373/t FOB and a EURO:USD exchange rate of 0.91.

1.10	Mineral Reserve Estimates

Mineral Reserves have been classified in accordance with the definitions for Mineral Reserves in S-K 1300. Measured Mineral Resources were converted to Proven Mineral Reserves and Indicated Mineral Resources were converted to Probable Mineral Reserves. Inferred Mineral Resources were not converted to Mineral Reserves.

As the Vilafruns mine is currently on care and maintenance, only the Cabanasses mine declares a Mineral Reserve at this time. A summary of the Mineral Reserves at the Cabanasses mine is presented in Table 1.3 with an effective date of December 31, 2024.

Table 1.3: Summary of Mineral Reserves for the Cabanasses Mine – December 31, 2024
Classification	Tonnes (Mt)	Grade (% KCl)
Proven	35.9	25.2
Probable	59.4	25.8
Proven + Probable	95.3	25.6

Notes:
1.	Mineral Reserves are being reported in accordance with S-K 1300.
2.	Mineral Reserves were estimated by ICL Iberia and reviewed and accepted by WAI.
3.	The point of reference for the Mineral Reserves is defined at the point where ore is delivered to the processing plant.
4.	Mineral Reserves are 100% attributable to ICL Iberia.
5.	Totals may not represent the sum of the parts due to rounding.
6.	Mineral Reserves are estimated using a cut-off grade of 19% KCl.
7.	A minimum mining width of 5m was used.
8.	Mineral Reserves are estimated using a metallurgical recovery of 86.5%.
9.	Mineral Reserves are estimated using a medium-long term potash price of $330/t FOB and a EURO:USD exchange rate of 0.91.

1.11	Mining Methods

The Cabanasses and Vilafruns mines comprise modified room and pillar operations. The Vilafruns mine has been on care and maintenance since 2020 and no production is currently planned. The Cabanasses mine is operational and is accessed by two shafts and a decline. The shafts are used for worker access and ventilation while the decline is installed with a conveyor for transporting mined material. The decline was completed in April 2021 and increased the haulage capacity of the mine to 1,000 tph (compared with previous shaft hoisting capacity of 400 tph). In addition, the decline and installation of a new main ventilation fan in 2023 improved ventilation within the mine and air now intakes down both shafts, circulates the working areas and exhausts back out of the decline. This increased ventilation has allowed additional equipment to operate within the mine for longer periods of time.

Mining is undertaken using electric powered continuous miner machines. Production panels are defined, and the continuous miners extract in these following the visible seam in the face. The potash is cut by a moveable boom-mounted rotary cutting head on the continuous miner and cuttings are collected and fed into a conveyor that discharges the mined material to the rear of the machine where it is loaded into 25 t diesel powered haul trucks. The trucks haul to ore passes which allows the material to drop to the development level in the salt horizon and an internal conveyor system transports it to the decline. The 5 km decline is installed with a conveyor that transports the material to the Súria processing plant located on the surface. In addition to transporting potash, the conveyor is also used to batch transport some salt mined during development of the underground access in the development level.

Production in Seam A (being thicker) generally takes a full face of mineralised material whereas in Seam B there is more internal waste extracted. However, the higher grades in Seam B generally make this seam more payable.

Following the completion of several expansion projects, the annual production capacity of the Súria processing plant is approximately 1.1 Mtpa of potash product. Mining operations at the Cabanasses mine continue to ramp-up to meet the processing plant capacity. The production focus in the short to medium term is the eastern area (Agenaise zone) of the mine. Due to the large horizontal extents of the underground workings, it is more efficient to concentrate production in one area to avoid long tramming.

The life of mine (LOM) schedule for the Cabanasses mine runs from 2025 to 2045 (inclusive).

1.12	Processing and Recovery Methods

The Súria processing plant has been operating since the early 1950’s. The current processing plant consists of areas of ROM ore storage, crushing, wet grinding, flotation, potash concentrate and tailings dewatering, drying and compaction. There are separate warehouses for the final Standard and Granular potash products. In addition to the potash production facilities, there is a vacuum salt plant that produces two salt products (industrial salt (UVS) and specialties salt (SP salt)) and a white potash product. There is a separate warehouse for the vacuum salt products.

The potash processing facility has undergone an expansion, with the removal of aged equipment and installation of new equipment to allow production to increase from circa 600,000 tpa of potash product to approximately 1.1 Mtpa and this was completed in 2023. In addition, a rock salt facility was successfully commissioned in 2022 and produces salt for de-icing purposes. In addition, overhead power lines and the HV substation were upgraded along with the rail load out facilities at the processing plant. At the Barcelona port, a new berthing facility and warehousing with new ship loading conveyors were constructed.

Metallurgical recovery achieved in the processing plant in 2024 was 87.0 % and was an increase from 86.5 % achieved in 2023. However, for conservatism Mineral Resources and Mineral Reserves have been estimated using a metallurgical recovery of 86.5%.

1.13	Infrastructure

Infrastructure associated with the operation includes the Cabanasses and Vilafruns underground mines, mineral processing plants and associated infrastructure, salt (as brine solution) transportation pipeline (collector pipe), water treatment facilities, rail line and port facilities at Barcelona port. There is a well-maintained network of paved highways, rail services, excellent telecommunications facilities, national grid electricity and gas, and sufficient water supply.

No tailings storage facilities are required by the operations. Flotation reject material from the processing plant consists of salt which is dewatered and conveyed to a surface waste dump. In addition, the 80 km collector pipe, constructed in 1989, is used to transport a proportion of this salt waste (as brine solution) for disposal in the Mediterranean via an outflow located to the south of Barcelona.

An additional pipeline (along-side the existing one) is being constructed and is due for completion in 2027. With this second pipeline the requirement for disposal of salt on the surface waste dump will be reduced. In the short to medium term the existing waste dump will be required for salt disposal and an additional area has been approved for use and is to be prepared and lined. After this, a further expansion of the new area is being applied for, with a public consultation process currently underway. Options to further reduce the amount of salt required for disposal on the waste dump, including the potential to increase production of saleable salt products at the salt crystallisation plant, are being investigated by ICL Iberia.

1.14	Market Studies

ICL Iberia’s products are sold under contracts to customers globally and are exported from Barcelona port. ICL Iberia has used a medium-long term potash selling price of $373/t FOB for estimation of Mineral Resources and a medium-long term potash selling price of $330/t FOB for estimation of Mineral Reserves.

1.15	Environmental Studies, Permitting, And Plans, Negotiations, Or Agreements With Local Individuals or Groups

ICL Iberia is governed by Spanish laws and environmental regulations, including those pertaining to corporate social responsibility, environmental protection, building codes, and the planning and management of resources for land, water, air and noise.

It is the QP’s opinion that ICL Iberia’s current actions and plans are appropriate to address any issues related to environmental compliance, permitting, relationship with local individuals or groups. Permits held by ICL Iberia are sufficient to ensure that the operation is conducted within the Spanish regulatory framework. Closure provision is included in the life of mine cost model. There are currently no known environmental, permitting, or social/community risks that could impact the Mineral Resources or Mineral Reserves.

1.16	Capital, Operating Costs and Economic Analysis

The Cabanasses mine is currently producing and there is no pre-production capital. Capital costs over the LOM total $1,377.0 million with an additional $170.3 million estimated for closure and includes the Súria and Sallent sites. Operating costs over the LOM total $3,952.7 million.

The economic analysis is based on Proven and Probable Mineral Reserves only, economic assumptions, and capital and operating costs in the LOM schedule. The analysis has used a Discounted Cash Flow (DCF) method to estimate the projects return based on expected future revenues, costs, and investments. The DCF model was on a 100 % attributable basis and confirmed that the Cabanasses Mineral Reserves are economically viable at the assumed commodity price forecast. The cash flow model showed an after-tax NPV, at 8% discount rate of $739.7 million.

1.17	Interpretation and Conclusions

The QPs have reviewed the licensing, geology, exploration, Mineral Resources and Mineral Reserve estimation methods, mining, mineral processing, infrastructure requirements, environmental, permitting, social considerations and financial information.

The QPs consider the Mineral Resources for the Property have been prepared to industry best practice and conform to the resource categories defined by the SEC in S-K 1300.

The QPs consider the Mineral Reserves for the Property have been classified in accordance with the definitions for Mineral Reserves in S-K 1300.

1.18	Recommendations

The QPs make the following recommendations for the respective study areas:

1.18.1	Geology and Mineral Resources

•	Continue the exploration drilling programmes.
•	Continue QA/QC programmes for all underground and surface drilling. Consider the use of external pulp duplicates as part of routine QA/QC samples.
•
Instances of drillhole intersections with economic KCl grades that are not included within the modelled potash seams (due to being off-section during geological interpretation) should be reviewed by ICL Iberia.

•	Continue to monitor and review reconciliation of the resource model with production data (broken, stowed and hoisted material) with emphasis on reconciliation of mining losses at Seam A.

1.18.2	Mining and Ore Reserves

•	Continue to optimise the mine planning process through the use of DeswikOps short-term planning analysis, focusing on providing a stable feed grade to the process plant.
•	Continue to progress teleremote loader operations from surface, to reduce exposure underground and increase operational efficiencies.
•	Continue spectral imaging studies to identify the white carnallite layer in the northern area of Cabanasses to assist with geotechnical characterisation.
•	Continue to develop on-going rock mechanics studies.

1.18.3	Mineral Processing

•	Continue on-going processing plant optimisation projects.
•	Continue work to investigate options to reduce the amount of salt for disposal including the potential for additional saleable salt products.

1.18.4	Environmental Studies, Permitting and Social or Community Impact

•	Continue using and improving the environmental management system and maintain its ISO accredited standard.
•	Continue active engagement with local communities and stakeholders through formal and informal projects and outreach.
•	Continue to monitor and address brine run-off from the salt dumps.

2	INTRODUCTION

2.1	Terms of Reference and Purpose of the Report

This Technical Report Summary (TRS) on the Cabanasses and Vilafruns mining operation, located in northeast Spain, was prepared and issued by Wardell Armstong International Limited (part of SLR Consulting Limited). The purpose of this TRS is to support the disclosure of the Cabanasses and Vilafruns mining operation Mineral Resource and Mineral Reserve estimates as of December 31, 2024. This TRS conforms to the United States Securities and Exchange Commission’s (SEC) Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (S-K 1300) and Item 601 (b)(96) Technical Report Summary.

ICL is a multi-national company that develops, produces and markets fertilizers, metals and special purpose chemical products. ICL shares are traded on the New York Stock Exchange (NYSE) and the Tel Aviv Stock Exchange (TASE). ICL has its headquarters in Tel Aviv, Israel. ICL owns a 100% interest in the mineral rights for the Property through ICL Iberia, a wholly owned subsidiary. ICL acquired the Property from Grupo Potasas in 1998.

The Property is located in Catalonia in northeast Spain, approximately 60 km northwest of Barcelona and has a concession area of approximately 69,298 hectares.

The Property is an underground potash mining operation. The Cabanasses mine is currently operating and the Vilafruns mine is non-operational and on a care and maintenance basis. Mining is conducted using a modified room and pillar method to extract potash from seams at depths of approximately 730 to 1,000 m below the surface. Mineral processing is undertaken on the surface at a processing plant near the mine where ore is processed into potash products for use in the fertilizer industry. In 2024, a total of 802 kt of potash product were produced.

In addition, salt products are produced by the operation. In 2024, a total of 406 kt of industrial salt, 90 kt of speciality salt and 597 kt of rock salt were produced. However, no Mineral Resources or Mineral Reserves are estimated for these products and no revenue from these products has been included in the economic analysis.

Mineral Reserves are declared only for the Cabanasses mine. As of the Effective Date, the total Proven and Probable Mineral Reserves are 59.3 Mt at an average grade of 25.6 % KCl. The Mineral Reserves will be mined based on the current life of mine (LOM) plan which runs from 2025 to 2045 (inclusive).

2.2	Qualified Persons or Firms and Site Visits

The Qualified Persons preparing this report are specialists in the fields of geology, exploration, Mineral Resource and Mineral Reserve estimation and classification, underground mining, geotechnical, permitting, metallurgical testing, mineral processing, processing design, capital and operating cost estimation, and mineral economics.

WAI serves as the Qualified Firm for all sections of this Technical Report Summary in compliance with 17 CFR § 229.1302 (b)(1)(i) and (ii) qualified person definition.

WAI has provided the mineral industry with specialised geological, mining engineering, mineral processing, infrastructure, environmental and social, and project economics expertise since 1987. Initially as an independent company, but from 1999 as part of the Wardell Armstrong Group (WA) and from 2024 as part of SLR Consulting Limited. WAI’s experience is worldwide and has been developed in the industrial minerals and metalliferous mining sectors.

A site visit to the ICL Iberia Property was undertaken by Qualified Persons of WAI from January 8 to 9, 2025. The visit included an underground inspection of potash mineralisation, review of underground drilling and sampling methods, review of underground mining operations, mining methods and geotechnical conditions, the processing plant, sample preparation facility and laboratory, and technical services.

2.3	Sources of Information

This Technical Report Summary has been prepared by WAI for ICL. The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to WAI at the time of preparation of this report.
•	Documentation for licensing and permitting, published government reports and public information as included in Section 24 (References) of this report and cited in this report.
•	Assumptions, conditions, and qualifications as set forth in this report.
•	Data, reports, and other information supplied by ICL and other third-party sources as listed below.

Discussions in relation to past and current operations at ICL Iberia were held with the following personnel:

•	Mr. Carlos Saavedra, Technical Services and Planning Manager.
•	Mr. David Roca, Geological Modeler.
•	Mr. Carles Fàbrega, Mine Chief Geologist.
•	Mr. Francesc X. Caballero, Mine Manager
•	Mr. Angel García, Mine Planning Engineer.
•	Mr. Eric Lemus, Rock Mechanics Manager.
•	Mr. Avi Bovlil, Process Engineering Manager.
•	Mr. Christian Sánchez, Environment, Health and Safety, and Quality Manager.
•	Mr. Lluis Fàbrega, Environment Manager.
•	Ms. Sara Gordon, Head of Business Finance.
•	Ms. Maria Ángeles Reyes, Finance Director.
•	Mr. Meir Berger, CFO Potash Division.

There are no third-party sources providing information in support of this report.

2.4	Previously Filed Technical Report Summary Reports

A TRS was prepared by WAI, on behalf of ICL and was titled “S-K 1300 Technical Report Summary, Boulby (UK), Cabanasses and Vilafruns (Spain), Rotem (Israel), Dead Sea Works (Israel), and Haikou (China) Properties” and was dated February 22, 2022. The purpose of the TRS was to support the disclosure of Mineral Resources and Mineral Reserves on the Properties as of December 31, 2021, in the yearly reporting on Form 20-F filed with the SEC. The TRS was the first filing of a Technical Report Summary on the Property. This report supersedes information in the previously filed TRS pertaining to the Cabanasses and Vilafruns mining operation.

2.5	Forward-Looking Statements

This Technical Report Summary contains statements that constitute “forward-looking statements,” many of which can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate”, "strive", "forecast", "targets" and “potential,” among others. In making such forward looking statements, the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, has been relied on.

Such forward-looking statements include, but are not limited to, statements regarding ICL’s intent, belief or current expectations. Forward-looking statements are based on ICL management’s beliefs and assumptions and on information currently available. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to:

Loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; litigation, arbitration and regulatory proceedings; disruptions at seaport shipping facilities or regulatory restrictions affecting ability to export products overseas; changes in exchange rates or prices compared to those currently being experienced; general market, political or economic conditions; price increases or shortages with respect to principal raw materials; pandemics may create disruptions, impacting sales, operations, supply chain and customers; delays in termination of engagements with contractors and/or governmental obligations; labor disputes, slowdowns and strikes involving employees; pension and health insurance liabilities; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; information technology systems or breaches of data security, or service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from cost reduction programs according to the expected timetable; inability to access capital markets on favourable terms; cyclicality of our businesses; ICL is exposed to risks relating to its current and future activity in emerging markets; changes in demand for fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond its control; ability to secure approvals and permits from authorities to continue mining operations; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure safety of workers and processes; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; war or acts of terror and/or political, economic and military instability; filing of class actions and derivative actions against ICL, its executives and Board members; closing of transactions, mergers and acquisitions; and other risk factors discussed in “Item 3 – Key Information— D. Risk Factors” in ICL’s 2024 Annual Report on Form 20-F.

Forward looking statements speak only as of the date they are made, and, except as otherwise required by law, ICL does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risk and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements.

2.6	Units and Abbreviations

All units of measurement in this TRS are reported in the Système Internationale d’Unités (SI), as utilised by international mining industries, including: metric tonnes (tonnes, t), million metric tonnes (Mt), kilograms (kg) and grams (g) for weight; kilometres (km), metres (m), centimetres (cm) or millimetres (mm) for distance; cubic metres (m3), litres (l), millilitres (ml) or cubic centimetres (cm3) for volume, square metres (m2), acres, square kilometres (km2) or hectares (ha) for area, and tonnes per cubic metre (t/m3) for density.  Elevations are given in metres above sea level (masl).

Unless stated otherwise, all currency amounts are stated in United States dollars ($). Euros (€) have been converted to United States dollars at an exchange rate of $ 1.00 equals € 0.91. The units of measure presented in this report are metric units. Grade of the main element (KCl) is reported in percentage (%). Tonnage is reported as metric tonnes (t), unless otherwise specified.

Abbreviations used in this report are summarised below:

Acronym / Abbreviation	Definition
°C	Degrees Celsius
2D	Two-dimensional
3D	Three-dimensional
AA	Atomic Absorption
AAS	Atomic Absorption Spectrometry
AGI	American Geologic Institute
Al2O3	Aluminium Oxide
BAT	Best Available Technology or Best Available Techniques
bhp	Brake Horse Power
BOT	Build-Operate-Transfer
Ca2+	Calcium ions
CaCl2	Calcium chloride
CaO	Calcium Oxide
Cd	Cadmium
CEMS	Constant Emissions Monitoring Systems
CO2	Carbon dioxide
COG	Cut-off Grade
CORS	Continuously Operating Reference Station
CRM	Certified Reference Materials
Datamine	3D geological modelling, mine design and production planning software
EA	Environmental Assessment
EHS&S	Environment, Health, Safety and Sustainability
EIA	Environmental Impact Assessment
EIS	Environmental Impact Statement
EMS	Environmental Management System
EPR	Environmental Permitting Regulations
ESG	Economic and Environmental, Social, Governance
ESIA	Environmental and Social Impact Assessment
F	Florine
Fe	Iron
Fe2O3	Iron Oxide or ferric oxide
FOB	Free on Board / Freight on Board
FS	Feasibility Study
GHG	Greenhouse Gas
GIS	Geographical Information Services
GPS	Global Positioning System
GRI	Global Reporting Initiative
GWh	Gigawatt hour
H&S	Health and Safety
Ha	Hectare (10,000m2)
HFO	Heavy Fuel Oil

Acronym / Abbreviation	Definition
HQ	63.5 mm diameter drill core
hr	Hour/s
ICL	ICL Group Ltd.
ID	Identification (number or reference)
IPPC	Integrated Pollution Prevention Control
K	Potassium
K2O	Potassium oxide
kV	Kilovolt
kW	Kilowatt
kWh	Kilowatt hour
kWh/t	Kilowatt hour per tonne
LFO	Light Fuel Oil
LIMS	Laboratory Information Management System
LOM	Life of Mine
LTA	Lost Time Analysis
M	Million(s)
Ma	Million years ago
MAPGIS	GIS Mapping Software
mbsl	Metres below sea level
MgCl2	Magnesium chloride
MgO	Magnesium Oxide
MOP	Muriate of potash
MRMR	Mining Rock Mass Rating
Mtpa	Million tonnes per annum
MW	Megawatt
MWh	Megawatt hour
NaCl	Sodium Chloride (salt)
NQ	47.6 mm diameter drill core
OEE	Overall Equipment Effectiveness
Pa	Pascal (measurement of vacuum gas pressure)
PFS	Prefeasibility Study
ppm	parts per million
QA/QC	Quality Assurance and Quality Control
QMS	Quality Management System
QP	Qualified Person
RMR	Rock Mass Rating
ROM	Run of Mine
rpm	revolutions per minute
SEC	U.S. Securities and Exchange Commission
SiO2	Silicon Dioxide
SLR	SLR Consulting Limited
SRM	Standard Reference Materials
t	Tonne metric unit of mass (1,000kg or 2,204.6 lb)
t/a or tpa	Tonnes per annum
t/d or tpd	Tonnes per day
t/h or tph	Tonnes per hour
TSF	Tailings Storage Facility
TOC	Total Organic Carbon
TRS	(S-K 1300) Technical Report Summary
UTM	Universal Transverse Mercator
Vulcan	3D geological modelling, mine design and production planning software
WAI	Wardell Armstrong International
XRD	X-ray Diffraction
XRF	X-ray Fluorescence

3	PROPERTY DESCRIPTION

The Cabanasses and Vilafruns mines are underground potash mines located in Catalonia, northeast Spain and are part of the ICL Iberia Property. The Cabanasses mine is operational while production at the Vilafruns mine was discontinued in June 2020 and all production was transferred to Cabanasses. The Vilafruns mine has been maintained on a care and maintenance basis since this time. The Property also includes the historical Balsareny and Sallent mines which adjoin Vilafruns, and the historical Súria mine. These are non-operational and kept on a care and maintenance basis.

The Property has a concession area of approximately 69,298 hectares within the provinces of Barcelona and Lérida and is located some 60 km northwest of Barcelona. The Cabanasses mine is located at the town of Súria, approximately 12 km north of the district capital of Manresa in the Cardoner river valley and the Vilafruns mine is located at the town of Sallent, approximately 13 km east of Súria in the Llobregat river valley.

The Cabanasses mine is approximately centred on the geographic coordinates: latitude 41°50’27”N and longitude 01°45’07”E. The Vilafruns mine is approximately centred on the geographic coordinates: latitude 41°50’25”N and longitude 01°52’39”E.

The location of the Property is shown in Figure 3.1.

Figure 3.1:  Location of the Cabanasses and Vilafruns Mines, Northeast Spain

The location of the mines within the concession area is shown in Figure 3.2. Mines that are under the ownership of ICL Iberia include Cabanasses, Súria and Vilafruns including Balsareny and Sallent mines. The historical Enrique underground potash mine is closed and flooded and under the ownership of the regional government of Catalonia.

Figure 3.2: Location of Cabanasses and Vilafuns Mines

3.1	Tenure

ICL Iberia conducts its mining activities in Spain pursuant to concessions granted to it by the Spanish government. ICL Iberia was granted mining rights based on legislation of Spain’s government from 1973 and regulations accompanying this legislation. Further to this legislation, the government of the Catalonia region published special mining regulations whereby ICL Iberia received individual concessions for a total of 126 different sites that are relevant to current and possible future mining activities.

The concessions are for the extraction of rocksalt and potash and cover Cabanasses and Vilafruns with an area of approximately 42,489 hectares (425 km2) in the province of Barcelona and 26,809 hectares (268 km2) in the province of Lerida. The concessions are awarded for periods of 30 years, renewable up to 90 years. Some of the concessions are valid until 2037 and the remainder are effective until 2067. The Mineral Reserves reported in this TRS are located within concessions which are valid until 2067. ICL Iberia owns the land on which the Súria (Cabanasess) and Sallent (Vilafruns), surface facilities are located.

The location of the concessions is shown in Figure 3.3 and are further detailed in Appendix A.

Figure 3.3: ICL Iberia Concession Areas (Scale in km)

3.2	Royalties and Other Payments

ICL Iberia pays royalties to maintain the rights over their concessions and amount to €126,000 per annum.

The company pays taxation of €527,000 per annum regarding the scheduled mining works in the year (“Plan de Labores”).

Also, the professional mining association (Mining engineers association) is paid to check the projects of the scheduled works (“Plan de Labores”) and amounts to €81,000 per annum.

3.3	Environmental Liabilities and Permitting Requirements

Environmental liabilities relate to brine surface runoff and underground filtration of brine from historical surface salt waste dumps at the Súria and Sallent sites resulting in the salinisation of local rivers. In 2014, the criminal court of Manresa and the Prosecutor’s Office issued a judicial sentence to ICL Iberia due to the environmental impact of water salinisation in Sallent, Santpedor, Callús and Súria. ICL Iberia was sentenced to indemnify owners, pay procedure costs, control the brine runoff in Sallent and Súria and pay the costs of the ecological recovery until baseline salinity levels were reached. This decision was ratified in 2016 by the regional government in Barcelona.

In 2017, in accordance with the provisions of the Spanish Waste Management regulation, ICL Iberia submitted to the Government of Catalonia a mining site restoration plan for its two sites in Súria and Sallent which included a plan for handling the salt dumps and dismantling these facilities. The restoration plan for the Súria site is scheduled to extend to 2094 and the Sallent site until 2070. A multi-year programme is underway to restore the salt dumps, while addressing issues related to drainage.

In 2017, further underground brine catchment drains were installed and a comprehensive plan to collect brine in compliance of the court sentence was presented. The extension of the Súria salt dump from an unlined area of the dump to a new lined area was approved in 2018. In 2020, no further expansions of Sallent salt dump were required following the cessation of operations. In 2021, a 200 m long concrete barrier along the Cardener River, adjacent to the Cabanasses operation was constructed. The barrier is 9 m in depth and collects groundwater containing elevated levels of dissolved salt prior to it entering the river. In addition, surface drains and catch ponds were installed to collect surface run-off water and underflow water from the new dump area.

Based on this background, a transition plan has been developed by ICL Iberia and is focused on reducing the amount of salt waste being produced. Additional salt processing facilities have been constructed at the Súria site to produce more diverse salt products. In addition, brine (salt in solution) is permitted to be disposed of via an existing public brine collector pipeline (Collector pipe) and is discharged to the sea near Barcelona port. A planned expansion of this pipeline, to be completed in 2027, will further reduce the amount of salt required to be stored in surface waste dumps.

WAI is not aware of any other environmental liabilities on the Property. Environmental permits obtained by ICL Iberia are detailed in Section 17 (Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups).

ICL Iberia has all the required permits to conduct the proposed work on the Property and to continue production as planned. WAI is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work on the Property.

4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1	Accessibility

The Cabanasses and Vilafruns mines are located some 60 km northwest of the city of Barcelona and can be accessed by the A2 motorway to Olesa de Montserrat and the C-55 road to Manresa.  Cabanasses is located 15 km north-northwest of Manresa and can be accessed by a continuation of the C-55 to the town of Súria. Vilafruns is located 20 km north-northeast of Manresa and can be accessed via the C-25 and C-16 roads through the town of Sallent. The straight-line distance between Cabanasses to the west and Vilafruns to the east is approximately 10 km, however, the terrain (valleys and hills) prevents straight-line access between the mines. As a result, the mines are connected via the BP-4313 minor road which passes to the north with a travel distance of 17 km.

The region has an extensive road network and is also served by national rail links to the rest of Spain as well as north into Andorra and France. International airports are located at Barcelona (60 km to the southeast) and Madrid (580 km to the west-southwest). The sea port at Barcelona is a major trading route for goods and ICL Iberia has a loading facility at the port that connects by rail (approximately 80 km) to a load out facility at the Súria processing plant. ICL Iberia owns and maintains approximately 1.5 km of standard gauge railway that connects the Súria load out facility to the regional rail network.

4.2	Climate

The climate of Catalonia is diverse, the populated coastal areas such as Tarragona, Barcelona and Girona provinces feature a hot-summer Mediterranean climate whilst the inland part (including the Lleida province and the inner part of Barcelona province) have a mostly Mediterranean climate. The Pyrenean peaks have a continental or even Alpine climate, while the valleys have a maritime or oceanic climate sub-type.

In the Mediterranean area, summers are dry and hot with sea breezes, and maximum temperatures are around 26 - 30°C.  Winter is cool or slightly cold depending on the location.  It snows frequently in the Pyrenees, typically between December and April, with occasional snow at lower altitudes, even by the coastline.  Spring and autumn are typically the rainiest seasons, except for the Pyrenean valleys, where summer is typically stormy. The inland part of Catalonia is hotter and drier in summer where temperatures may reach more than 35°C, though nights are cooler than at the coast with the temperature of around 14 - 17°C.

4.3	Local Resources

The ICL Iberia operation has a long history of mining activity and there is an established in-country network of mining suppliers and contractors. There is sufficient and experienced work force available due to the proximity of the towns of Súria and Sallent with populations of approximately 6,000 and 7,000 inhabitants, respectively. The city of Manresa (the capital of the Comarca of Bages) has a population of over 75,000. There is an extensive network of highways, rail links, telecommunications facilities, national grid electricity, gas and water.

4.4	Infrastructure

Infrastructure associated with the Cabanasses mine includes:

•	Cabanasses underground (room and pillar) mine including decline and conveyor, shafts and vent shafts;
•	Mineral processing plant including crushing, grinding and flotation;
•	High purity pharmaceutical salt plant;
•	Waste dump consisting of salt and comprises two areas: historical dump area (unlined) and historical dump area (lined);
•	Water treatment facility including surface drains and catch pond to collect and process surface run-off water and underflow water from the new dump area;
•	Additional water treatment facility at the Cardener River to collect and process underflow brine (generated by the historical dump area); and
•	Site offices, laboratory, stores and maintenance workshops.
•	Rail load out and rail line.
•	Port facilities at Barcelona port.

A general site plan of the Cabanasses mine workings is shown in Figure 4.1.

Figure 4.1: General Site Plan of the Cabanasses Mine (scale in km)

The Vilafruns mine is on care and maintenance following cessation of mining operations in 2020. Infrastructure associated with the Vilafruns mine are still in place and include:

•	Vilafruns underground (room and pillar) mine including decline, shafts and vent shafts.
•	Mineral processing plant including grinding and flotation.
•	Waste dumps consisting of salt and include a main dump termed Cogulló (partially lined), a historical dump (unlined) termed Botjosa that is under restoration, and a restored dump.
•	Water treatment facility including surface drains and catch pond to collect and process surface run-off water and underflow water from the lined dump area.
•	Additional water treatment facility to collect and process underflow brine (generated by the unlined dumps).
•	Site offices, stores and maintenance workshops.
•	Rail load out and rail line.
•	Port facilities at Barcelona port.

A general site plan of the Vilafruns mine workings is shown in Figure 4.2.

Figure 4.2: General Site Plan of the Vilafruns Mine (scale in km)

Power used by the operations is purchased from third party electric companies and is generally produced from green energy sources. The operations are connected to national service providers for gas and water. In addition, ICL Iberia has abstraction permits to take water from the Cardener River for industrial use.

No tailings storage facilities are required by the operations. Flotation reject material from the processing plants consists of salt and is dewatered and conveyed to the surface waste dump. In addition, an 80 km pipeline (collector pipe) is used to transport a proportion of this salt waste (as brine solution) and is disposed into the Mediterranean via an outflow located south of Barcelona.

4.5	Physiography

Súria, where the Cabanasses mine is located, is situated in the valley of the Cardener river between Manresa and Cardona.  Vilafruns is located north of Sallent, in the valley of the Llobregat river. Both rivers flow southwards into the Mediterranean, south of the city of Barcelona. The broadly north-south trending valley floors are at an elevation of around 280 masl and the surrounding hills rise steeply to almost 600 masl. Most of the infrastructure is focused along the valleys.

5	HISTORY

5.1	Ownership, Development and Exploration History

The existence of salt was known in the Súria area since the 12th century where there was a small medieval salt mine (known from 1185) at Pla de Reguant.

Commercial development started in 1920 by Minas de Potasa de Súria, a subsidiary of the Solvay company which still has operations there today. In 1922, production in Mina Súria began by exploiting carnallite, recovering potash by dissolution/crystallization method.  In 1933, because of the difficulties and costs of obtaining potash from the carnallite, sylvinite began to be exploited and in 1936 carnallite extraction ceased.  In 1940, following a break in production due to Civil War, production resumed and from 1944 the company entered a period of profitability that was maintained until 1979. Operations were expanded with the creation of the Cabanasses mine in 1960 and an addition of a fourth shaft at Súria in 1967.

In 1929, the potash deposits at Sallent were developed by Potasas Ibericas who operated the Enrique mine but in 1975 the mine was closed due to water ingress and flooding.  At Sallent, the Vilafruns mine was developed in 1948 by La Minera S.A. who sold the operation to Explosivos Rio Tinto in 1961.

The Súria and Vilafruns operations were merged into the state-owned company Súria K in 1986 with the group becoming Grupo Potasas in 1992.  In 1997, privatisation of the operations commenced, and Grupo Potasas was purchased by ICL Iberia in 1998.  In 2001, 100 % of the capital became ICL, and in 2008 ICL Iberia was fully instituted within the multinational group. The Cabanasses and Vilafruns mines have been in continued ownership by ICL since this time. In 2020, the Vilafruns mine ceased operations and was placed on care and maintenance. All production from Vilafruns was transferred to Cabanasses.

Historically, drilling (surface and underground) and seismic surveys have been the main methods for exploration at Cabanasses and Vilafruns and are further discussed in Section 7 (Exploration).

5.2	Production History

A summary of the production history of the Súria and Sallent processing plants is shown in Table 5.1. Up to 2006, ore feed for the Súria processing plant was sourced from the Súria mine (Shaft 4) and from 2004 Cabanasses mine ramped up production (to feed the Súria plant). In 2006, the Súria mine ceased operations and production from here transferred to Cabanasses. Ore feed for the Sallent processing plant came from Vilafruns and these both ceased operating in 2020.

Table 5.1: Summary of Production History
Year	Súria Processing Plant			Sallent Processing Plant
	Ore Hoisted (kt)	Head Grade KCl (%)	Product (kt)	Ore Hoisted (kt)	Head Grade KCl (%)	Product (kt)
1995	2,206.7	24.6	486.8	1,976.5	22.5	383.7
1996	2,179.7	24.4	455.8	2,647.8	21.9	468.6
1997	2,271.7	23.7	469.4	2,837.9	21.4	513.4
1998	1,937.6	22.5	373.4	2,519.5	20.2	431.1
1999	2,108.4	22.0	390.2	2,820.6	20.8	499.7
2000	2,189.0	22.8	428.5	2,571.7	20.0	441.5
2001	1,741.3	26.1	396.7	1,923.9	23.2	388.2
2002	1,526.6	28.0	382.6	1,420.1	23.5	295.2
2003	1,827.5	26.7	437.7	1,988.2	22.9	404.8
2004	2,076.9	25.3	473.0	2,209.3	22.9	449.0
2005	1,905.0	25.3	438.6	1,896.7	22.9	385.7
2006	1,493.2	25.9	352.1	1,901.9	22.3	376.9
2007	1,489.7	27.2	377.6	2,123.8	21.9	413.2
2008	1,469.7	27.2	373.1	1,872.0	22.2	367.6
2009	978.5	28.3	258.8	1,630.9	21.7	317.3
2010	697.0	27.9	182.2	1,203.9	21.4	228.9
2011	1,669.3	26.4	408.4	1,945.1	22.4	388.0
2012	1,949.9	27.4	492.8	2,331.7	22.7	461.3
2013	1,922.1	27.1	480.3	2,308.0	23.5	481.6
2014	1,953.5	25.4	456.1	2,479.8	23.4	516.0
2015	1,925.7	26.1	461.7	2,525.9	22.9	515.0
2016	2,071.8	26.0	489.5	2,371.4	23.1	487.6
2017	2,329.4	23.7	492.4	1,816.8	23.2	371.6
2018	2,521.3	24.8	561.9	1,811.8	22.9	362.8
2019	2,666.6	23.8	569.2	1,182.8	22.5	234.0
2020	2,358.3	24.2	503.0* / 518**	277.2	22.4	54.0
2021	2,533.5	26.4	598.7* / 614**	-	-	-
2022	2,928	25.3	664* / 680**	-	-	-
2023	2,795	24.3	584* / 601**	-	-	-
2024	3,247	26.7	786* / 802**	-	-	-
1. Feed to the Súria processing plant included ore from both Súria mine and Cabanasses mine up to 2006 (production from the Súria mine ceased in 2006. From 2006 onwards, all production from Súria mine was transferred to Cabanasses);
2. The 2018, 2019 and 2020 figures include some ore transported from Vilafruns to Súria plant for processing;
3. From mid-2020 production from Vilafruns and the Sallent processing plant ceased;
4. Product statistics for the Súria processing plant prior to 2020 exclude white potash production;
5. Product statistics for the Súria processing plant for 2020-2022: *Excluding white potash production, **Including white potash production.

6	GEOLOGICAL SETTING, MINERALIZATION AND DEPOSIT

6.1	Regional Geology

The ICL Iberia deposits are located within the east of the Ebro Basin, a foreland basin on the southern flank of the Pyrenees. The Ebro Basin is a Cenozoic Basin and was formed by the uplift of the Pyrenees during the Alpine Orogeny (upper Cretaceous to lower Miocene) due to the collision of the Iberian and European plates which resulted in a partial subduction of the Iberian lithosphere to the north.

The basin consisted of a northwest-southeast trending trough that was connected to the Atlantic Ocean through the Bay of Biscay and was confined by three mountain massifs: the Pyrenees to the north, the Iberian Range to the southwest and the Catalan Coastal Range (CCR) to the southeast. The basin is wedge shaped, thickening towards the north with an overall basin depth of up to 3 km. The location of the ICL Iberia deposits within the Ebro Basin is shown in Figure 6.1.

Figure 6.1: Location of the ICL Iberia Deposits within the Ebro Basin of the Iberian Peninsula
(Vergés et al, (2002))

The Ebro basin developed as a marine basin during the Eocene (from 55 to 37 Ma). The ICL Iberia deposits are located within the northeast of the Ebro basin within a sub-basin termed the Catalan Potash Basin (CPB). During this time, the CPB was filled with sea water and in the Catalonia area, this sea was approximately 40 km wide and collected sedimentary deposition through rivers and deltaic systems of Sant Llorenç del Munt and Montserrat to the south, and Busa to the north with sediments derived from the surrounding rocky massifs of the Pyrenees and the CCR

During the upper Eocene, uplift of the Western Pyrenees triggered the closure of the Ebro basin, and it became isolated from the open sea. Evaporitic cycles produced by a hot climate resulted in intense evaporation of sea water. The decreasing volume of water within the basin resulted in increased concentrations of dissolved salts and eventual precipitation of evaporitic minerals such as gypsums, sodium and potassium salts which accumulated on the deltaic marine sediments of the seabed. The overall evaporite sequence within the Catalonia depocenter of the CPB can be up to 300 – 500 m in thickness and is termed the Cardona Formation. The deposition of the Cardona Formation (37 Ma) marked then end of marine deposition within the basin and the beginning of continental deposition.

As the foreland basin stage ended, an intermontane basin stage commenced and was limited by the Pyrenees, the CCR and the Iberian Range. During the Upper Eocene and Oligocene, an internal fluvial network delivered sediments to the Ebro Basin which was characterised by a large central lake. These fluvio-lacustrine deposits were deposited on top of the evaporite sequences and mark the transition to continental conditions.

The regional geology of the Pyrenees and associated foreland Ebro Basin is shown in Figure 6.2.

Atlantic Ocean
Bay of Biscay
ECORS Bay of Biscay
ECORS Arzacq
France
Massif Central
Santander
San Sebastian
Bilbao
Aquitanian Basin
Toulouse
Pau
Tarbes
ECORS PYRENEES
Carcassonne
Narbonne
Cross Section Profile
Bay of Lyon
Western Pyrenees
Vitoria
FP
Pamplona
Central and Eastern Pyrenees
Perpinyà
Andorra
Burgos
Logroño
Jaca
USC
Tremp
B
P
Ripoll
S
M
Huesca
SM
Girona
Zaragoza
IBP Deposits
Lleida
ESCI CCR
Duero Basin
Ebro Basin
Iberian Range
Coastal Ranges
Catalan
Barcelona
Tarragona
ESCI CCR
Mediterranean Sea
València Trough
Neogene-Quaternary
Eocene-Miocene
Eocene-Oligocene
Late Cretaceous-Paleocene
Early Cretaceous
Basement
thrust
blind thrust
normal fault
0
50
100 km

Figure 6.2:  Regional Geology of the Pyrenees and Ebro Basin (Vergés et al, (2002))

A simplified geological cross section along the highlighted profile is shown in Figure 6.3.
Figure 6.3: Simplified Cross Section of the Pyrenees and Ebro Basin (Vergés et al, (2002))

6.2	Local and Property Geology

6.2.1	Stratigraphy

The Ebro basin is underlain by Triassic to Late Cretaceous syn-and post-rift sediments related to the opening of the Atlantic and Tethys Oceans and the Bay of Biscay. Major sedimentary basins developed along the margins of the area that is presently occupied by the Ebro basin, which remained as a relatively stable block during most of the Mesozoic until the Late Cretaceous, prior to the onset of north-south convergence of the Iberian and European plates. Marine sedimentation within the developing Ebro foreland occurred during the Eocene. In the upper Eocene, sedimentation changed from marine to continental during emplacement of the thrust sheets. Marine infill of the basin ended after deposition of the evaporites of the Cardona Formation. At Cabanasses and Vilafruns, the Cardona Formation includes the following lithologies (stratigraphic youngest to oldest):

•	Hangingwall package (90m) of carnallite and halite;
•	Mine package (15m) of halite and potash;
•	Footwall package of:
o	Massive halite (100-500m);
o	Semi-massive halite in the upper 20m;
•	Marker horizon of basal anhydrite (5m).

Overlying the Cardona Formation are continental sediments that include alluvial and fluvial sediments prograding over a lacustrine system. The lacustrine deposits are represented by the Barbastro and Castelltallat Formations of late Eocene to Oligocene age. The Barbastro Formation consists of 30 m of gypsum and interbedded lutities and the Castelltallat Formation is represented by 100 – 200 m of marls and interbedded limestones.

The deposits of the Barbastro and Castelltallat formations are interbedded with and grade southward and northward into alluvial and fluvial sediments of the Súria, Solsona and Artés Formations. The Solsona and Artés Formations are fine to coarse grained red sediments interpreted as alluvial fan deposits. The Solsona Formation washed from the Pyrenees and grades into the Súria Formation sandstones. The Artés Formation originates in the Catalan Coastal ranges. The upper most deposits in the eastern Ebro foreland basin are assigned to the upper part of the lower Oligocene.

A summary of the stratigraphy of the main formations of the Eastern Pyrenean foreland basin is shown in Figure 6.4 and a detailed stratigraphy of Cabanasses and Vilafruns is shown in Table 6.1.

Figure 6.4:  Main Formations of the Eastern Pyrenean Foreland Basin (Vergés et al, (2002))

Table 6.1: Detailed Stratigraphic Column for Cabanasses Area
Epoch	Formation	Unit	Series	Description	Thickness
Oligocene	Solsona	U17	Upper Series	Sandstones, conglomerates, lutites and marls	Unknown
		U16	Intermediate Series	Sandstones, lutites and marls	Unknown
		U15	Transition Series	Red mudstone, sandstones and limestones	250-300m
Eocene	Artés	U14	Marker Horizon	Limestones	5m
		U13	Súria Beds	Limonites and sandstones with interbedded limestones	150-200m
		U12	Marker Horizon	Microconglomeritic sandstone	5m
		U11b	Marker Horizon	Limestones - "Calizas del Castillo o del Tossal"	5m
		U11a	Marker Horizon	Limestones - "Calizas del Mas Torquer"	5m
		U10	"Capas de Súria"	Limonites and sandstones with interbedded limestones	100m
		U9	Marker Horizon	Limestone - "Calizas del Cogullo"	5m
		U8	"Capas de Súria"	Limonites and sandstones with interbedded limestones	150m
		U7	Marker Horizon	Massive gypsum, lutite and halite - "Yesos de la Estacion"	20-50m
	Castelltallat / Súria	U6	"Unidad Lacustre del Tordell"	Limonites, marls and layers of limestone	150-200m
	Barbastro	U5	"Miembro Arcilloso-Evaporitico Superior"	Limonites and marls, centimetric layers of gypsum, halite, thin layers of limestone	30-40m
	Cardona	U4	Hangingwall Package	Halite (with clay partings)	30-50m
		U4		Carnallite interbedded with halite ("CAPA C")	5-20m
		U4		Halite	5-15m
		U4		Carnallite	3-7m
		U4	Mine Package	Transformada (altered carnallite)	1-2m
		U3		Seam B ("CAPA B")	2-3m
		U3		Sal Entrados (middle halite)	3-6m
		U3		Seam A ("Capa A")	4-5m
		U2	Footwall Package	Semi-massive halite	10-20m
		U2		Massive halite	100-500m
		U1	Marker Horizon	Basal Anhydrite	10-15m
	Igualada	U0	"Margas de Igualada"	Grey-blue marls with beds of limestone	>1000m

A cross section profile through the Cabanasses mine is shown in Figure 6.5 and the stratigraphy through this section is shown in Figure 6.6.  The underground drillholes within the halite and potash seams of the Cardona Formation are also shown. The stratigraphic units are the same as those described in Table 6.1.

N
A'
6500N
6000N
5500N
5000N
4500N
4000N
3500N
A
500m

Figure 6.5: Location of Stratigraphic Cross Section through the Cabanasses Mine

Figure 6.6: Cross Section Showing the Stratigraphy of the Cabanasses Mine

6.2.2	Structural Geology

The southeastern Pyrenean fold and thrust belt, within the northeast of the Ebro Basin, exhibits a series of detached and thrusted anticlines associated with detachment of the Cardona Formation evaporites. Contractional structures are extensive and include wide synclines separating narrow anticlines and are characteristic of fold belts developed above salt. Within the local area of the ICL Iberia deposits, the Oló, Súria and Cardona anticlines are the most significant.  A plan showing an inset of the northeast of the Ebro Basin is shown in Figure 6.7 and the associated anticlinal structures are shown in Figure 6.8.

Atlantic Ocean
N
Massif Central
Santander
France
Western Pyrenees
Pamplona
Central and Eastern Pyrenees
Beuda Fm
Ebro basin
Barbastro Fm
Cardona Fm
IBP Deposits
Duero basin
Barcelona
Mediterranean Sea
0 50 100 km
Neogene-Quaternary
Eocene-Miocene
Evaporitic horizons
Mesozoic-Paleocene
Basement
thrust
normal fault
folds
Simplified from Vergés 1993

Figure 6.7:  Plan Showing Inset of Northeast of Ebro Basin

Figure 6.8:  Inset of Figure 6.7 Showing Main Anticlinal Structures of the Northeast Ebro Basin
(Sans (2003)) [SPMT – South Pyrenean Main Thrust]

A cross section through the El Guix, Súria and Cardona anticlines along the section line (shown in Figure 6.8) is shown in Figure 6.9.

Figure 6.9:  Cross Section through El Guix, Súria and Cardona Anticlines (Sans (2003))
[location of mines is shown as larger well symbols and location of surface drillholes as smaller wells]

6.2.2.1          El Guix Anticline

The south verging El Guix anticline extends for more than 20 km northeast. The structure comprises a long north-dipping limb and short subvertical southern limb with an interlimb angle of 110°. The anticline is cut by a set of thrusts with opposing vergence, their geometry is constrained by field exposures and potash exploration drillholes. Both groups of thrusts dip from 27° to 40°. Anticlines and thrusts are clearly related, and thrusts cut through different segments of the fold. North and south trending thrusts intersect one another, suggesting that both groups were developed at the same time.

In the northeast the El Guix anticline merges with the Santa Maria d’Oló (Oló) anticline which extends for approximately 15 km. It is differentiated from the El Guix anticline by its opposite vergence (northward). In the northeast segment, the structure is formed by a simple, slightly asymmetric fold with an interlimb angle of 97°. The anticline opens and ends towards the east with a gentle plunge of 2-3°. The central segment is modified by thrusting and the fold opens with increasing depth with salt asymmetrically distributed under the fold.

6.2.2.2          Súria Anticline

The Súria anticline is located northwest of the El Guix anticline and the two anticlines are separated by a broad syncline. The Súria anticline is a complex structure represented at the surface by two structures of opposite vergence: a south verging anticline in the north and a north directed thrust (Tordell thrust) in the south.

The northern anticline can be mapped for at least 35 km along strike and the structure of the anticline is observed to change along strike. In the east, the northern anticline is symmetric and cored by small north-directed thrusts. In the central section, the northern fold is south-verging and cored by a complex array of thrusts. Example cross sections from east to west along the Súria anticline is shown in Figure 6.10.
Figure 6.10:  Example North-South Cross Sections Showing Along Strike Change in Structure of the
Súria Anticline from East (bottom) to West (top) (Sans (2003))

The southern structure of the Súria anticline is a north directed backthrust (Tordell thrust) with related imbricates in its hangingwall. The thrust fault dips at 30-50° and in the footwall a smooth syncline shows an increase in dip near the thrust fault in the lower layers. The Tordell thrust separates the mines of Cabanasses and Vilafruns and is a major structure. To the north and below the plane of the thrust is Cabanasses, while to the south and above the plane of the thrust is Vilafruns. As is common in “fault zones” within the Cardona Formation, as the fault zone is approached, folds become tighter and the presence of minor shear bands at high angles to the bedding increases. There is also a spatial coincidence between the areas of possible maximum deformation with areas of barren bodies known as “estèrils” suggesting that during deformation there is migration of brines undersaturated in potassium through the shear zones.

A cross section showing the structural geology of the Tordell thrust fault is shown in Figure 6.11.

Figure 6.11:  Cross Section Showing Structural Geology of the Tordell Thrust

6.2.2.3          Cardona Anticline

The Cardona anticline is located 10 km northwest of the Súria anticline and is the only anticline which has been pierced by a salt diapir resulting in the Cardona Formation being exposed at surface. The hinge of the Cardona anticline is well defined in the western and central parts of the anticline and becomes broader towards the east. The Cardona diapir is located close to the eastern termination of the anticline and marks the transition between the narrow and wide hinge zones. The overburden in the diapir area consists of 100 m of grey marls at the bottom of the Barbastro Formation, 450 m of sandstones and marls of the Súria Formation and 1,500 m of sandstones and conglomerates of the Solsona Formation that at the base of the unit are interbedded with thin limestones from the Castelltallat Formation. The contact between the overburden and the diapir corresponds to a 2 – 6 m thick external shear zone formed by a melange of country rock and sheared salt.

6.3	Mineralisation

Two mineable seams of potash (termed Seam's A and B) are present at Cabanasses and Vilafruns. The seams consist of sylvinite interbedded with halite in beds of a few centimetres thickness with occasional thin clay partings. The sylvinite is orange to red in colour with high grades of KCl and very low levels of insoluble material. Grain sizes in the halite and sylvinite are typically 1 - 3 mm and 2 - 4 mm, respectively, and because the grains form an interlocking mosaic without dispersed clays both rock types, tend to be reasonably competent. Seam A (Capa A) is generally thicker but with lower KCl grades and is located just below Seam B (Capa B) which is thinner but with higher KCl grades.

A comparison of Seam’s A and B at Cabanasses and Vilafruns is given below:

•	Seam B:
o	The average thickness of Seam B (including the Transformada zone [see below for description]) at Cabanasses is 2.3 m, compared with an average thickness of 1 - 1.5 m at Vilafruns;
o	The average KCl grade at Cabanasses is 42% KCl and 45% KCl at Vilafruns.

•	Seam A:
o
The average thickness of Seam A at Cabanasses is 4 – 5 m. In the northern part of the Vilafruns, the average thickness of the seam is 5.5 m while in the southern part the average thickness reduces to 2.4 – 3.5 m.

o	The average KCl grade at Cabanasses is 22 – 23 % KCl. In the northern part of Vilafruns, the average grade is 29 % KCl while in the southern part the average grade reduces to 22 – 23 % KCl.

Located above Seam B is a layer of carnallite (3 m thickness) which is orange in colour, lacking insoluble material and is coarser grained (grain sizes of up to 10 mm). In some areas the carnallite has been altered to sylvinite and the alteration rock is termed “Transformada”. Where present, the Transformada is coarse grained but lacks clay partings or any other visible insoluble material. It has a greater halite than sylvanite content, but the KCl grade remains high. The Transformada is mined with Seam B. Carnallite is not mined due to high levels of Mg which affect process recoveries, however, its presence invariably results in dilution of Seam B and/or the Transformada due to overcut during mining.

Between the two seams is a horizon of halite (sal entredos) and is pale buff to pale orange in colour and consists of a series of thin (2 – 6 cm beds separated by grey clay partings (1 – 3 mm)). The thickness of the sal entredos is greatest at Cabanasses (3 – 6 m thickness) while at Vilafruns it is thinner (2 – 2.5 m thickness). Halite also forms the footwall of Seam A and is found above the carnallite at Seam B.

The seams exhibit numerous phases of deformation (folding, intense ductile deformation and widespread development of shear zones) associated with the Pyrenean fold and thrust belt. On a large scale this results in the depths of the seams from surface varying considerably. In addition, small scale (1 – 2 m) folding of the seams can also be significant and is observed in underground exposures. The Cabanasses deposit extends some 11.5 km in a northeast-southwest direction and is 6.0 km wide (northwest-southeast).

6.4	Deposit Type

The Cabanasses and Vilafruns deposits are stratiform (lesser amount of halokinetic) potash-bearing salt deposits that have been significantly structurally disturbed through extensive folding and faulting.  Stratabound potash-bearing salt is associated with thick sections of evaporitic salt (halite) that form laterally continuous strata in marine evaporite basins. Deposits are extremely soluble and thus easily altered or destroyed over geologic time.

These deposits are commonly attributed to evaporation of large volumes of seawater in hydrographically restricted or isolated basins under hyper-arid climatic conditions. Progressive evaporation of saline water (usually seawater) and salt precipitation contribute to increasingly hyper-saline conditions, formation of bitterns, and eventual deposition of potassium- and magnesium-bearing minerals. Multiple episodes of saline water inflow result in cyclic deposition of potash minerals and yield deposits that are many tens of meters thick. In an evaporite basin, near-shore, shallow clastic facies rocks grade to carbonate-, then sulphate-, then halide-rich rocks towards the central part of a basin or parts more distal from may have facies representing shallow water to deeper water. The resulting stratigraphic sequence begins with minor clastic red beds, followed by carbonate rocks, anhydrite or gypsum, salt, and ends with potash-bearing salt.

Potash-bearing salt deposits may contain millions to billions of tonnes of mineralised rock and are typically amenable to relatively low cost, bulk underground mining methods. Approximately 75 % of the world’s potash production is from stratabound potash-bearing salt deposits.

7	EXPLORATION

A summary of the exploration undertaken in the concession is described in the following sections. Although historical exploration and mining (pre-1960’s) is known to have occurred within the area, no data remains from this time.

The stratiform and laterally extensive nature of the ICL Iberia deposits would in a typical situation lend themselves to exploration in a grid like manner using surface drilling at an initial wide (250 – 750 m) spacing, followed by infilling of prospective resources to sufficient detail (50 – 100 m).

However, the depth of the deposits (800 to >1,000 m) makes extensive surface drilling cost prohibitive. In addition, during surface drilling aquifer bearing rocks are intersected prior to encountering the potash bearing seams. Upon completion, surface drillholes are grouted and sealed to prevent potential water ingress into the mine. Mineral Resources located within a radius of 25 – 50 m from the trace of a surface drillhole are then sterilised from mining to act as a safety pillar. From a practical standpoint underground drilling is the preferred option and is undertaken predominantly within (non-aquifer) halite located below the potash seams before being deflected upwards to intersect the mineralisation. Although the low angle of intersection resulting from underground drilling is problematic when calculating true thickness of the seams (compared to surface drilling which intersects the seams perpendicularly), the practical benefits of underground drilling outweigh extensive surface drilling.  As such, underground drilling comprises the bulk of all exploration and is undertaken continuously by ICL Iberia and used for near mine exploration (i.e. up to 1,700 m from existing mine development). Surface drilling campaigns are undertaken less frequently and are used as step-out drilling to expand the resources beyond the near-mine area.

The exploration model relies extensively on geological interpretation of 3D and 2D seismic surveys as an important tool in guiding exploration. These are used in conjunction with a detailed understanding of the depositional structure and chemistry of the Catalan Potash Basin and post-depositional tectonics including folding and fault structures.

7.1	Seismic Surveys

In 1989, 91 km2 of 2D seismic surveys were completed at Cabanasses, Vilafruns and the surrounding area between the Cardoner and Llobregat rivers. The survey included 8 profiles orientated at an azimuth of 20° (perpendicular to the potash mineralisation) and four additional profiles orientated parallel to the mineralisation.

In 2005, the seismic data were reprocessed to provide greater detailed interpretation of the geometry and depth of the top of the Seam B structure.

In 2010, 40 km2 of detailed 3D seismic surveys were completed at Cabanasses and the area to the north of Cabanasses.

The 2D and 3D seismic surveys were merged by ICL Iberia. The 3D survey is used as the principal survey while the 2D survey is used for peripheral areas (e.g. Agenaise Zone) located beyond the extents of the 3D survey. The merged 2D and 3D seismic surveys for Cabanasses are shown in Figure 7.1.

Figure 7.1:  Merged 2D and 3D Seismic Surveys of Cabanasses Area

The seismic surveys are used by ICL Iberia to identify the geometry and depth of the top of Seam B along with associated antinclinal and synclinal structures. The surveys confirm continuity of potash mineralisation beyond the extents of the mine and underground drilling and are used to guide geological interpretation and exploration drill planning.

7.2	Drilling

Drilling is the principal exploration method used by ICL Iberia to delineate Mineral Resources. Nearly all drilling has been completed from underground with only 15 surface drillholes completed (all at Cabanasses). Of these 15 surface holes, 2 were completed by ICL Iberia in 2021 (SAG1 and SAG2) and 3 were completed by ICL Iberia in 2022 (SAG3, SAG4 and SAG5) at the Agenaise zone located northeast and along strike of the existing underground mine development.

A summary of the drilling completed within the Cabanasses and Vilafruns licences is shown in Table 7.1.  All drillholes were by diamond core drilling.

Table 7.1: Summary of Cabanasses and Vilafruns Drillholes
Year	Cabanasses		Vilafruns		Total
	Drillholes	Length (m)	Drillholes	Length (m)	Drillholes	Length (m)
Underground Drillholes
2002	-	-	13	3,417	13	3,417
2003	10	2,475	-	-	10	2,475
2004	63	21,717	6	529	69	22,246
2005	81	23,195	-	-	81	23,195
2006	60	16,612	56	15,165	116	31,777
2007	38	11,763	40	11,793	78	23,556
2008	36	10,050	45	14,829	81	24,879
2009	74	22,864	46	14,844	120	37,708
2010	129	37,887	28	7,224	157	45,111
2011	80	26,294	22	6,399	102	32,693
2012	115	36,965	-	-	115	36,965
2013	134	49,572	13	2,289	147	51,861
2014	112	35,671	20	3,978	132	39,649
2015	145	45,779	62	21,459	207	67,238
2016	251	83,941	74	29,793	325	113,734
2017	256	88,548	-	-	256	88,548
2018	262	90,166	-	-	262	90,166
2019	252	92,693	-	-	252	92,693
2020	144	56,401	-	-	144	56,401
2021	91	35,173	-	-	91	35,173
2022	73	32,766	-	-	73	32,766
2023	115	42,301	-	-	115	42,301
2024	97	40,398	-	-	97	40,398
Sub-Total	2,618	903,231	425	131,719	3,043	1,034,950
Surface Drillholes
1963	1	999	-	-	1	999
1991	4	3,406	-	-	4	3,406
2010	1	1,258	-	-	1	1,258
2011	3	3,525	-	-	3	3,525
2018	1	966	-	-	1	966
2021	2	1,910	-	-	2	1,910
2022	3	2,760	-	-	3	2,760
Sub-Total	15	14,824	-	-	15	14,824

Grand Total	2,633	918,055	425	131,719	3,058	1,049,774

The location of the drillholes is shown in Figure 7.2 (Cabanasses) and Figure 7.3 (Vilafruns).  No drilling has been undertaken at Vilafruns since 2016.

Legend
Year Drilled (Cabanasses)
[ABSENT]
[1963,1964]
[1991,1992]
[2000,2005]
[2005,2010]
[2010,2015]
[2015,2018]
[2018,2022]
2023
2024
N
395000 E
400000 E
405000 E
4635000 N
4635000 N
SURIA21
SAG5
C3A
C4BISA
C2BISA
SURIA22
SURIA16
SAG1
SAG2
C1A
SURIA18
VS1
SAG4
SURIA23
SAG3
SURIA12

Figure 7.2:  Plan View of Underground and Surface Drillholes at Cabanasses by Drilling Year

Legend
YEAR
(vil_dd_holes)
[ABSENT]
[2002,2004]
[2004,2006]
[2006,2008]
[2008,2010]
[2010,2012]
[2012,2014]
[2014,2016]
N
1km
401800 E
402000 E
402200 E
402400 E
402600 E
402800 E
403000 E
403200 E
403400 E
403600 E
403800 E
404000 E
404200 E
404400 E
404600 E
404800 E
405000 E
Z
Y
X

Figure 7.3:  Isometric View of Location of Underground Drillholes at Vilafruns by Drilling Year

7.2.1	Underground Drilling

Underground drilling is the principal method of exploration for near-mine resources and is undertaken continuously by ICL Iberia.

Core drilling is performed using the ‘fan and deflection’ drilling techniques as developed and introduced at the Boulby mine (also owned by ICL) in the UK. Underground long hole drilling (LHD) with multiple deflections up into the potash seams is used to intersect the mineralisation. In the first instance, a single horizontal parent hole is drilled in the halite below Seam A to a distance of up to 1,400 m.  At the maximum horizontal extents of the drillhole the drill head is then deflected upwards to intersect the potash seams. After intersecting through the mineralisation, the drill head retreats along the parent hole (typically 80 – 100 m per retreat) before being deflected upwards again to intersect the mineralisation. Using this technique, numerous intersections can be completed from a single parent hole.  A schematic of the LHD drilling method is shown in Figure 7.4.

Figure 7.4:  Schematic Cross Section of LHD Drilling Method

Core is returned from the drill head using a pressurised brine (KCl and NaCl saturated) flush as a medium to push the drill core back up the drill string. Brine is used instead of water to prevent dissolution of the halite or sylvinite.  The core pieces are ejected from the drill string and are collected in baskets mounted at the back of the drill rig which allow the brine flush to drain away.  At the drill site, the pieces of drill core are then placed on metal trays by the drill crew and re-assembled to best correspond to their original sequence.  From and to tags are then inserted to record the depth of each 3 m run within halite and 1 m within the potash seams.

Collection of cores in this manner means the orientation and order of the core within each 1 m run (for the potash seams) is not always exactly preserved. To prevent mix-up of core from adjacent runs the hole is flushed and all core is returned prior to commencing the next run.

LHD operates using a diamond impregnated matrix style drill bit and is a continuous coring system producing NQ size core (47.6 mm diameter). Drill rods are 3 m in length. The potash seams are competent, and core recovery is consistently around 100%. Core recovery is not quantitatively recorded during drillhole logging but notes are made systemically by the geologist regarding the quality of core returned.  No correlation is observed between grades and core recovery.

Drillhole collar locations are surveyed using a total station and are checked by a geologist prior to drilling. Downhole surveys are completed every 30 m using a Reflex EZ single shot tool and reducing to 15 m when close to the point of deflection from the parent hole.

7.2.2	Surface Drilling

Surface drilling is undertaken as separate campaigns and consists of step-out drilling for exploration beyond the near-mine area. Due to issues associated with surface access, deep drilling depths (800 – 1,000 m) and sterilisation of resources in proximity to surface drillholes (to prevent water ingress), surface drilling is less frequently used.

Drilling is completed as near-vertical drillholes of 900 – 1,300 m length. Previous surface drilling campaigns were completed using core drilling for the entire length of the drillhole, however, for the 2021 campaign, drilling initially commenced using rotary percussion methods. Chip samples were logged and photographed and as the drill head approached the potash seams, drilling then switched to diamond core (wireline). Drilling produces HQ (occasionally NQ) diameter drill core and core recovery is generally 100%.

Drillhole collar locations are surveyed using a GPS survey instrument. Downhole surveys are completed every 30 m using a Reflex EZ single shot tool and are also surveyed by a televiewer which provides a continuous downhole survey.

7.2.3	Effects of Crystallisation of Drilling Brine on Drill Core

The drilling brine used for routine drilling operations is supersaturated with NaCl, KCl and MgCl to avoid the dissolution of the halite, sylvinite and carnallite during drilling. The brine is produced from a mixture of rock salt, potash product (95.5 % KCl) from the process plant and carnallite rock obtained from the mining operations.

After the core is obtained from the drilling rig and stored in the drilling bay for subsequent logging and sampling, the brine at the surface of the core evaporates, depositing a thin layer of salts (variable amounts of halite, sylvinite and carnallite) on the core surface. To assess if any significant contamination of the drill core results from contact with the drilling brine, a study was completed by ICL Iberia using 18 rock salt samples collected from the working face of a continuous miner. Of these samples, 9 were analysed for KCl (%), MgCl (%) and Ca2+ (%) as a control group. To replicate the conditions of the drill core during routine drilling operations, the other 9 samples (brine group) were submerged in drilling brine for 25 minutes, then dried in air before being analysed for the same compounds.

Within the rocksalt, a positive correlation exists between KCl and Ca2+ due to the presence of minor polyhalite ([K2Ca2Mg(SO4)4•2H2O]). If no significant contamination occurs from the drilling brine then the same relationship between KCl and Ca2+ should be observed in the brine group samples. Based on this, the results of the analysis of the control group and the brine group samples for KCl and Ca2+ are shown in Figure 7.5.

Figure 7.5: Results of Analysis for KCl (%) and Ca2+ (%) for Control and Brine Group Samples

Overall, a similar linear relationship between KCl and Ca2+ is observed for the brine group samples as for the control group samples (note: two samples within the brine group with elevated Ca2+ and low KCl values are attributed to the presence of anhydrite (CaSO4) in these samples). This indicates that no significant contamination from the drilling brine has occurred which would have resulted in elevated levels of KCl in the brine group samples (relative to the original relationship of KCl and Ca2+ in polyhalite).

7.2.4	Adjustment of KCl Grade for Carnallite Content and Dissolution of Drillcore

The majority of the total KCl content of the potash seams is derived from sylvinite, however, minor carnallite (KClMgCl26H2O) is also present. Laboratory analysis provides total KCl and an adjustment is made by ICL Iberia to reflect only the KCl reporting from sylvinite (as carnallite is not recoverable by the current processing methods). The following empirical formula derived from the stoichiometry of carnallite is used by ICL Iberia to adjust total KCl content to give KClcorr (i.e. KCl in sylvinite):

KClcorr = (KCl) - (MgCl2 x 2.916 x 0.2684)

As a result of the adjustment, the KClcorr value will be lower than the KCl (total) value, except for the following:

•
Instances where the drilling brine was not sufficiently saturated, results in differential dissolution of the drillcore, whereby, sylvinite is partially dissolved and a higher proportion of halite remains;

•
In cases of differential dissolution, the remaining drillcore diameter is measured by a geologist using a calliper and the proportion of sylvinite that has been dissolved is estimated and a Leach Factor (LF) is recorded in the drillhole database to reflect this;

•
The LF is used to correct the KCl values to account for the missing proportion of sylvinite from the drillcore. An LF value of 1 means no dissolution of drill core has occurred and no adjustment is made. LF values of >1 reflect the proportion of dissolution and the resulting KClcorr value will be higher than the KCl (total) value.

A comparison of the KCl (total) and KClcorr values for samples located within the Seam A and Seam B wireframes at Cabanasses is shown in Figure 7.6 and a statistical analysis is shown in Table 7.2.

a) Cabanasses Seam A	b) Cabanasses Seam B (including Transformada)
Figure 7.6:  Histograms comparing KCl (%) and KClcorr for Cabanasses Seams A and B

Table 7.2: Summary Statistical Analysis of KCl (%) and KClcorr at Cabanasses
Year	№ of Samples	Minimum	Maximum	Mean	Variance	Standard Deviation	Coefficient of Variation
Seam A
KCl	15,329	0	90.9	24.5	265.8	16.3	0.66
KClcorr	15,329	0	91.2	24.7	274.4	16.6	0.67
Seam B (including Transformada Zone)
KCl	6,432	0	94.2	39.2	198.8	14.1	0.36
KClcorr	6,432	0	93.9	39.4	204.3	14.3	0.36

The effect of the adjustment of KCl to KClcorr on the overall drillhole database is minor, with similar mean grades and population distributions observed for both values. For the purposes of Mineral Resource estimation, the KClcorr grades are used by ICL Iberia.

7.2.5	Calculation of True Thickness and Grade

For each sample, the angle of intersection with the potash seam (based on the centre line axis of the drillcore) is measured with a protractor by a geologist during the first stage of geological interpretation. The angle is recorded in the drillhole database (incl. field). In instances of variable angles of a sample, an average angle is taken. The angle of intersection is then used to calculate the true thickness of each sample using the sine value of the angle.

7.2.6	Drill Plans and Sections

Geological cross sections showing the underground drilling at Cabanasses and Vilafruns are shown in Figure 7.7 and Figure 7.8 respectively.

7.3	QP Opinion

The drilling, logging, and sampling is considered to follow a conventional approach suitable for the geology and deposit under investigation and uses standard industry practices. The results achieved are in line with expectations and the QP is not aware of any drilling, sampling, or recovery factors that could materially affect the accuracy and reliability of the results of the historical or recent exploration drilling. The data are well documented via original digital and hard copy records and were collected using industry standard practices. All data has been organised into an appropriate exploration database.

a) Plan View of Cross Section Profiles C097 and C116 at Cabanasses
b) Geological Cross Sections of Profiles C097 and C116 at Cabanasses

S
Proved reserves - North of Cabanasas
N
300.2
400.1
400.5
400.7
501.7
501.2
501.1
C097
N
Proved Reserves - South of Cabanasas
S
114.1
114.3
114.5
C116
Capa C
ST
T/Carn
B
S2
A
SM sup
SM
100
0
100
200
300
400 meters

Figure 7.7:  Geological Cross Sections of Underground Drilling at Cabanasses

a) Plan View of Cross Section Profiles V031 and V022 at Vilafruns
b) Geological Cross Sections of Profiles V031 and V022 at Vilafruns

S
N
Bloque 4
B. 2W
Bloque 13
Bloque 14
Bloque 16
V031
E
W
Bloque 8
Bloque 10
Bloque 11
V022
Capa C
ST
T/Carn
B
S2
A
SM sup
SM
100
0
100
200
300
400 meters

Figure 7.8:  Geological Cross Sections of Underground Drilling at Vilafruns

8	SAMPLE PREPARATION, ANALYSES AND SECURITY

8.1	Underground Drill Samples

8.1.1	Core Logging

All core from underground drilling is logged at the drill site and no core is brought to the surface except for those potash samples that have been bagged for analysis. Non-mineralised (halite) lithologies are also logged and the core is then disposed of underground. Drill core from Seam A, B, Transformada and carnallite are sampled based on 1 m sample lengths or split at lithological boundaries. Core is photographed routinely, and basic measurements are made from the core for structural interpretation purposes. A description of the database core logging codes is provided in Section 11 (Mineral Resource Estimates).

8.1.2	Core Sampling

Core from underground drilling is whole core sampled, collected, and transferred into heavy-duty plastic sample bags (containing internal and external sample tags). The samples are transported to the surface and delivered to the sample preparation facility. Samples are collected by the mine geologist assigned to the drill rig who has responsibility for delivery of the samples.

8.1.3	Sample Preparation

At the sample preparation facility, samples (11 – 12 kg) are crushed to 2.5 mm using a Retsch® BB200 jaw crusher which is cleaned with compressed air after each sample. The sample is then manually homogenised and split by a technician using the cone and quarter method (undertaken 5 times) to produce a 350 g sample which is submitted to the laboratory for pulverising. The coarse reject samples are then disposed of.

A summary of the drill core sample preparation procedures for samples from underground drilling is shown in Figure 8.1.

Figure 8.1:  Summary of Sample Preparation of Drill Core Sample from Underground Drilling

8.1.4	Sample Analysis

Analysis of samples is undertaken by Atomic Absorption Spectrometry (AAS) at the Cabanasses laboratory which is not accredited. Samples are analysed for KCl, Ca2+ and MgCl2. Laboratory results usually take 3 - 5 days to be completed and the laboratory system is linked to the geological database. This is the main reason for being unable to conduct grade control sampling for working headings as results are needed within 24 hours or less.

For each of the crushed samples, 20 g of sample are weighed and dissolved with 200 ml of purified water. To improve solubility, the mixture is boiled for 5 minutes and subsequently cooled and made to the mark in a 500 ml flask. Finally, the solution is filtered before taking the analysis aliquot.

8.1.4.1          Determination of KCl

If the sample is mostly potash, 25 ml of the filtered solution is taken and diluted in a 1,000 ml flask, and this diluted sample is analysed by AAS. If the sample is mostly halite, 25 ml of the filtered solution is taken and diluted in a 250 ml flask, and this diluted sample is analysed by AAS. Analysis by AAS provides the % KCl present in the sample

8.1.4.2          Determination of Ca and Mg

From the filtered sample, the Ca and Mg content is determined by titration with Ethylenediaminetetraacetic acid (EDTA).

8.2	Surface Drill Samples

8.2.1	Core Logging

Surface drilling initially commences using rotary percussion drilling and returned chip samples of non-mineralised lithologies are logged and photographed at the drill site before being disposed of. Prior to intersecting the potash seams, drilling switches to core drilling and the collected core is placed into heavy duty plastic core trays and transported to the Vilafruns facility for logging and sampling.

8.2.2	Core Sampling

Samples are taken based on 0.6 m to 1 m sample lengths or split at lithological boundaries. The core is split using a radial arm saw along the longitudinal axis of the core. The half core samples (2 kg) are transferred into heavy-duty plastic sample bags (containing internal and external sample tags) and transported to the ALS laboratory (Sevilla) for sample preparation and analysis. Remaining half core samples are retained for core storage. ALS (Sevilla) is an independent accredited laboratory facility, part of the global ALS group carrying ISO/IEC 17025:2017 and ISO 9001:2015 certification.

8.2.3	Sample Preparation

Sample preparation by ALS of the 2 kg half core samples includes the following:

•	Drying (ALS code: DRY-22);
•	Crushing to better than 70% of the sample passing 2mm (ALS code: CRU-31);
•	Riffle splitting to produce a sample weight of 250g (ALS code: SPL-21); and
•	Pulverising to better than 85% of the sample passing 75 microns (ALS code: PUL-31).

8.2.4	Sample Analysis

Analysis of the surface drilling samples is undertaken by ALS using X-Ray Fluorescence Spectroscopy (XRF). Prior to analysis, the sample (0.66 g) is fused with a lithium metaborate and lithium tetraborate flux (12:22 ratio) and lithium nitrate oxidising agent is added. The sample is then analysed by XRF for a suite of compounds including: Al2O3, BaO, CaO, Cl, Cr2O3, Fe2O3, K2O, MgO, MnO, Na2O, P2O5, SO3, SiO2, TiO2. The analysis provides a total value for the compounds. The lower and upper analysis tolerances for K2O are 0.01 % and 60.0%, respectively. The K2O (%) values are subsequently converted by ICL Iberia into KCl (%) using the empirical formula: KCl = K2O / 0.6317.

8.3	Quality Assurance and Quality Control (QA/QC)

Prior to February 2019, no QA/QC samples were submitted by ICL Iberia for either underground drilling or surface drilling. This is further discussed in Section 9 (Data Verification). During 2019, ICL Iberia commenced submission of internal and external pulp duplicate samples of the underground drilling to the Cabanasses laboratory and ALS, respectively. In 2021, an updated QA/QC programme commenced for the underground drilling and included coarse duplicates, pulp duplicates, blank material and three in-house prepared standard reference materials.

8.3.1	QA/QC for 2019 – 2021 Drilling Campaigns

During 2019 – 2021, QA/QC submissions consisted of internal and external pulp duplicate samples as discussed below.

8.3.1.1          Internal Pulp Duplicates (Cabanasses Laboratory)

Internal pulp duplicates comprise a second sample taken after pulverising during sample preparation. The pulp samples are then submitted blind to the laboratory for analysis.

A total of 216 internal pulp duplicate samples from the underground drilling were submitted by ICL Iberia to the Cabanasses laboratory for analysis by AAS.  Summary results of the primary and duplicate samples are shown in Figure 8.2.

The results of the analysis show generally good levels of precision for the pulp duplicates with only minor outlier values present. Typically for pulp duplicates, WAI considers a HARD value of >90% of the population being less than 10% HARD to be acceptable, based on the analysis, a HARD value of 97% is attained.

Cabanasses Project - UG-LHD Cabanasses Drilling Campaign - Laboratory Duplicate							
Primary Laboratory:	IBP		Primary	Duplicate		Primary vs Duplicate
Assay Method 1:	AAS	Minimum:	0.91	0.91	Correlation Coefficient:	0.99
Duplicate Laboratory:	IBP_check	Maximum:	70.5	70.8	Mean HARD:	1.66%
Assay Method 2:	AAS	Mean:	28.55	28.86	Median HARD:	0.81%
Number of Pairs:	216	Median:	29.05	29.2	Mean HRD:	0.51%
Element:	KCl	Standard Deviation:	16.18	16.32	Median HRD:	0.00%
Unit	%	Coefficient of Variation:	0.57	0.57	% of Pairs < 10% HARD:	97.7%

Laboratory Duplicate
Correlation Plot (IBP vs IBP_check)
y = 0.9936x + 0.4872
R² = 0.9704
IBP_check Assay: KCl (%)
IBP Assay: KCl (%)
Data
Reference Line
Linear (Data)

Laboratory Duplicate
QQ Plot (IBP vs IBP_check)
IBP_check Assay: KCl (%)
IBP Assay: KCl (%)
Data
Reference Line

Laboratory Duplicate
Cumulative Frequency Plot (IBP vs IBP_check)
Cumulative Frequency (%)
KCl (%)
Duplicate Assay
Primary Assay

Laboratory Duplicate
Rank HRD Histogram Plot (IBP vs IBP_check)
Frequency (%)
HRD (/No Samples)
Data
-10%
+10%

Laboratory Duplicate
Rank HARD Plot (IBP vs IBP_check)
HARD (%)
Rank (%)
Data
10% HARD

Laboratory Duplicate
Mean vs HARD Plot (IBP vs IBP_check)
HARD (%)
Mean of Data Pair (% KCl)
Data
10% HARD

Laboratory Duplicate
Mean vs HRD Plot (IBP vs IBP_check)
HRD (%)
Mean of Data Pair (% KCl)
Data
-10% HRD
+10% HRD

Laboratory Duplicate
T & H Precision Plot (IBP vs IBP_check)
Absolute Difference (% KCl)
Mean of Data Pair (% KCl)
Data
10%
20%
30%
50%

Figure 8.2:  Internal Pulp Duplicates (Cabanasses Laboratory) for KCl (%) (2019 – 2021)

8.3.1.2          External Pulp Duplicates (ALS)

External pulp duplicates comprise a second sample taken after pulverising during sample preparation. The pulp samples are then submitted blind to another laboratory (i.e. not the primary laboratory) for analysis. External pulp duplicates are used as an umpire check on the analysis of the primary laboratory.

A total of 146 external pulp duplicate samples from the underground drilling were submitted by ICL Iberia to ALS for analysis by XRF. Summary results of the primary (Cabanasses laboratory) and duplicate (ALS) samples are shown in Figure 8.3.

The results of the analysis show a high level of precision between the primary samples and the external duplicates with a HARD value of 99%. In addition, the comparison identified no significant differences in the analysis by AAS or XRF.

Cabanases Project - UG-LHD Cabanasses Drilling Campaign - Check Assay						
Primary Laboratory:	IBP		Primary	Duplicate		Primary vs Duplicate
Assay Method 1:	AAS	Minimum:	0.33	0.59	Correlation Coefficient:	0.99
Duplicate Laboratory:	ALS Minerals	Maximum:	65.70	69.97	Mean HARD:	3.04%
Assay Method 2:	XRF	Mean:	28.50	29.23	Median HARD:	2.48%
Number of Pairs:	146	Median:	31.10	31.49	Mean HRD:	1.98%
Element:	KCl	Standard Deviation:	16.21	16.43	Median HRD:	2.09%
Unit	%	Coefficient of Variation:	0.57	0.56	% of Pairs < 10% HARD:	99.0%

Check Assay
Correlation Plot (IBP vs ALS Minerals)
y = 0.9898x + 0.4438
R² = 0.9966
ALS Minerals Assay: KCl (%)
IBP Assay: KCl (%)
Data
Reference Line
Linear (Data)
Check Assay
QQ Plot (IBP vs ALS Minerals)
ALS Minerals Assay: KCl (%)
IBP Assay: KCl (%)
Data
Reference Line
Check Assay
Cumulative Frequency Plot (IBP vs ALS Minerals)
Cumulative Frequency (%)
KCl (%)
Duplicate Assay
Primary Assay
Check Assay
Rank HRD Histogram Plot (IBP vs ALS Minerals)
Frequency (%)
HRD (/No Samples)
Data
-10%
+10%
Check Assay
Rank HARD Plot (IBP vs ALS Minerals)
HARD (%)
Rank (%)
Data
10% HARD
Check Assay
Mean vs HARD Plot (IBP vs ALS Minerals)
HARD (%)
Mean of Data Pair (% KCl)
Data
10% HARD
Check Assay
Mean vs HRD Plot (IBP vs ALS Minerals)
HRD (%)
Mean of Data Pair (% KCl)
Data
-10% HRD
+10% HRD
Check Assay
T & H Precision Plot (IBP vs ALS Minerals)
Absolute Difference (% KCl)
Mean of Data Pair (% KCl)
Data
10%
20%
30%
50%

Figure 8.3:  External Pulp Duplicates (ALS ) for KCl (%) (2019 – 2021)

8.3.2	QA/QC for Drilling Campaigns from 2021 Onwards

In H2 of 2021, an updated QA/QC programme commenced in support of both the underground drilling and surface drilling. QA/QC analysis included standard reference materials, blank samples and coarse and pulp duplicate samples.

8.3.2.1          Standard Reference Materials (SRMs)

SRMs are samples that are used to measure the accuracy of analytical processes and are composed of material that has been thoroughly analysed to accurately determine its grade within known error limits. By comparing the results of the laboratory’s analysis of an SRM to its certified value, the accuracy of the result is monitored. SRMs were inserted by ICL Iberia into the sample stream at a rate of one SRM for every 25 samples submitted for analysis. The SRMs used by ICL Iberia are produced in-house and consist of homogenised composite potash samples which have been repeatedly analysed at three laboratories (the Cabanasses laboratory, ALS and SGS) to derive an average KCl (%) grade and standard deviation limits. By comparing the results of a laboratory’s analysis of a SRM to its expected value, the accuracy of the results can be monitored. A summary of the SRM grades used by ICL Iberia is shown in Table 8.1. SRM samples were mostly submitted alongside the underground drilling samples at Cabanasses laboratory only. A single instance of SRM 1 and SRM 3 were analysed at ALS.

Table 8.1: SRM Samples Used by Cabanasses Laboratory (2022-2024)
SRM Name	Description	Target KCl (%)	Standard Deviation
Standard 1	High Grade	42.90	1.22
Standard 2	Medium Grade	21.09	0.79
Standard 3	Low Grade	14.00	0.64

Three SRMs have been used during this time to monitor accuracy. The grade ranges used are representative of those encountered in the deposits. Warning and control limits were established at mean ±2 and ±3 standard deviation limits respectively.  Any analysis beyond the ±3 standard deviation limit is considered as a failure.  A summary of the SRM results is shown in Table 8.2 and graphically for Standard 1 in Figure 8.4.

Table 8.2: Summary of SRM Analysis (2022 to 2024) – Cabanasses Laboratory
SRM Name	Target Grade KCl (%)	Number SRM Samples	Mean KCl Grade of Analysed SRM Samples (%)	Bias Against Target Grade (%)	Samples Outside ± 2 Standard Deviations		Samples Outside ± 3 Standard Deviations
					Number Samples	% Samples	Number Samples	% Samples
Standard 1	42.90	23	41.56	-3.1	4	17.4	1	4.3
Standard 2	21.09	22	20.63	-2.2	5	22.7	1	4.5
Standard 3	14.00	14	13.73	-1.9	2	9.1	0	0

Standard Reference Material

Standard 1 (IBP ALS)
50.60
45.60
40.60
35.60
30.60
25.60
20.60
15.60
10.60
5.60
0.60
KCl (%)
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24
Sample
Target ± 2 STD
Target ± 3 STD
Average
Target Grade
Data 2022
Data 2023
Data 2024

Figure 8.4: Summary Results of Analysis of Standard 1 SRM During 2022 Through to 2024. All were
Analysed at the Cabanasses Laboratory Except the Circled Sample (ALS)

Overall, no significant issues are identified in the SRM analysis by the Cabanasses laboratory. One marginal failure is reported for Standard 1 and Standard 2 while Standard 3 showed no failures. Analysis of each of the three standards shows slight under reporting of KCl grade by the Cabanassess laboratory although results are still within expected and allowable tolerances.

This apparent under reporting of KCl grade by the Cabanasses laboratory is because initial analysis to derive the grades of the SRMs was undertaken at three laboratories (Cabanassess, ALS and SGS). A resulting mean grade was derived and is slightly higher than those returned from the Cabanasses laboratory only. The QP recommends that ICL Iberia should further monitor this by including external duplicate samples in the sample stream (samples analysed by the Cabanasses laboratory using AAS) with duplicate samples analysed at ALS using XRF).

8.3.2.2          Blanks

Blank samples consist of material that is known to contain grades that are less than the detection limit of the analytical method. Analysis of blank samples is a method used to monitor sample switching and cross-contamination during the sample preparation or analysis processes. During the 2022 through to 2024 drilling, blank material (halite) from drill core was inserted into the sample stream at a rate of one blank sample for every 25 samples submitted for analysis. A total of 81 blank samples were submitted for analysis by AAS at the Cabanasses laboratory across 2022-2024 (30 in 2022, 22 in 2023 and 17 in 2024).  In addition, a further 12 samples were available from 2021 to establish a baseline for the analytical procedure for blank samples. The 2021 results are reported here for completeness. Warning limits are set at 3 % KCl and a failure is considered any sample reporting at >5 % KCl. A summary of the results is shown in Table 8.3 and Figure 8.5.

Table 8.3: Summary of Blank Material Assaying
Year	Element	Number of Blank Samples	Samples > 3% KCl		Samples > 5% KCl
			Number Samples	% Samples	Number Samples	% Samples
2021	KCl	12	0	0	0	0
2022	KCl	30	1	3.3	0	0
2023	KCl	22	0	0	0	0
2024	KCl	17	0	0	0	0

Blank Material

Blank1 (Cabanasas)
6.000
5.000
4.000
3.000
2.000
1.000
0.000
KCl (%)
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59 61 63 65 67 69 71 73 75 77 79 81
Sample
Failure
Warning
Detection Limit
Data 2021
Data 2022
Data 2023
Data 2024

Figure 8.5: Summary of Blank Sample Results by Year for 2021 to 2024

With the exception of the KCl analysis for sample C315A006 (4.73% KCl) from 2022, the analysis of the blank material shows the levels of KCl, Ca2+ (%) and MgCl2 to be generally low, however, some slightly elevated values of approximately 1 % KCl are also evident. The blank material likely contains low levels of KCl and this should continue to be monitored by ICL Iberia and if necessary, commercial blank samples should be sought. Where instances of high values such as KCl in sample C315A006 occur, these should be reviewed with the laboratory and if necessary, samples before and after these blank samples should be re-analysed before confirmation and entry into the exploration database.

8.3.2.3          Duplicate Analysis

The precision of sampling and analytical results can be measured by re-analysing a portion of the same sample using the same methodology. The variance between the results is a measure of their precision.  Precision is affected by mineralogical factors such as grain size, distribution and inconsistencies in the sample preparation and analysis processes. There are several different duplicate sample types which can be used to determine the precision of the sampling process, sample preparation and analyses. Duplicate precision levels are assessed against statistical measures including number of samples passing HARD (Half Absolute Relative Difference) acceptance criteria which varies depending on the type of duplicate samples being assessed.

8.3.2.4          Field Duplicates

Field duplicates comprise a second sample taken from drill core and submitted for sample preparation and analysis. In addition to providing a check on the repeatability of the sample preparation and analysis procedures, field duplicates provide an indication of the short-range variability of the mineralisation. No field duplicate samples are taken by ICL Iberia for QA/QC as whole drillcore is submitted for analysis.

8.3.2.5          Coarse Duplicates

Coarse (or reject assay) duplicates consist of a second sample taken after the crushing stage of sample preparation. The coarse samples are then submitted blind to the laboratory for analysis in a later sample batch.  Coarse duplicate material is inserted into the sample stream by ICL Iberia geologists at a rate of one coarse duplicate sample for every 50 samples submitted for analysis.

A total of 30 coarse duplicates were submitted between 2022 and 2024 to the Cabanasses laboratory in support of the underground drilling programme. Summary results are shown in Table 8.4 and a correlation plot is shown in Figure 8.6. The level of repeatability and therefore the precision of the preparation duplicate samples is good. Correlation coefficients, comparison between mean grades and coefficients of variation are high for KCl. Only one sample pair falls outside of the HARD target and this was a low grade sample pair (mean grade of 2.3 % KCl) where small variations can lead to exaggerated apparent variation. Overall, the QP considers the results of the coarse duplicate analysis indicate the sub-sampling methodology provides representative samples for the final stages (pulverisation) of sample preparation.

Table 8.4: Summary of Coarse Duplicates for 2022 to 2024 Exploration Drilling (Cabanasses Laboratory)
Element	Number of Pairs	Mean Primary Samples	Mean Duplicate Samples	CV Primary Samples	CV Duplicate Samples	Correlation Coefficient	% of Pairs <15% HARD
KCl	30	38.17	37.46	0.41	0.41	0.99	96.7

Preparation Duplicates

Correlation Plot (IBP vs IBP)
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
0.0
10.0
20.0
30.0
40.0
50.0
60.0
70.0
y = 0.9772x + 0.1589
R² = 0.984
IBP Assay: KCl (%)
IBP Assay: KCl (%)
Data
Reference Line
Linear (Data)

Figure 8.6: Correlation Plot of Coarse Duplicate Sample Results 2022 to 2024 (Cabanasses Laboratory)

A total of 33 coarse duplicates were submitted between 2022 and 2024 to the ALS laboratory in support of the surface drilling programme.  Summary results are shown in Table 8.5 and a correlation plot is shown in Figure 8.7.  A high level of repeatability and therefore the precision of the preparation duplicate samples is observed. Correlation coefficients, comparison between mean grades and coefficients of variation for KCl are considered good with only one sample pair falling outside the HARD target. Overall, the QP considers the results of coarse duplicate analysis at ALS indicate that the sub-sampling methodology provides representative samples for the final stages (pulverisation) of sample preparation.

Table 8.5: Summary of Coarse Duplicates for 2022 to 2024 Exploration Drilling (ALS Laboratory)
Element	Number of Pairs	Mean Primary Samples	Mean Duplicate Samples	CV Primary Samples	CV Duplicate Samples	Correlation Coefficient	% of Pairs <15% HARD
KCl	33	33.13	31.84	0.68	0.68	0.99	97.0

Preparation Duplicates

Correlation Plot (ALS vs ALS)
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
0.0
10.0
20.0
30.0
40.0
50.0
60.0
70.0
ALS Assay: KCl (%)
ALS Assay: KCl (%)
y = 0.9661x - 0.1656
R² = 0.9859
Data
Reference Line
Linear (Data)

Figure 8.7: Correlation Plot of Coarse Duplicate Sample Results 2022 to 2024 (ALS Laboratory)

8.3.2.6          Internal Pulp Duplicates

Internal pulp duplicates (or duplicate assays) comprise a second sample taken after the final stages of sample preparation. The pulp duplicates are then submitted blind to the laboratory for analysis in a later sample batch. Duplicates are inserted by ICL Iberia into the sample stream at a rate of one internal pulp duplicate sample for every 50 samples submitted for analysis.

A total of 31 internal pulp duplicates were submitted between 2022 and 2024 to the Cabanasses laboratory in support of the underground drilling programme. Summary results are shown in Table 8.6 and Figure 8.8. The level of repeatability and therefore the precision of the duplicate sample set provided is good. Correlation coefficients, comparison between mean grades and coefficients of variation for KCl are considered good. Overall, the QP considers the results of final preparation analysis indicate that the sub-sampling methodology (after pulverisation) provides representative samples for assaying. A single anomalous result (failure against HARD criteria) was recorded although this result was for very low-grade samples (0.05 % and 0.1 % KCl) and is not considered material.

Table 8.6: Summary of Pulp Duplicates Results for 2022 to 2024 Exploration Programmes (Cabanasses Laboratory)
Element	Number of Pairs	Mean Primary Samples	Mean Duplicate Samples	CV Primary Samples	CV Duplicate Samples	Correlation Coefficient	% of Pairs <10% HARD
KCl	31	34.45	34.24	0.45	0.45	1.00	96.8

Duplicate Assays

Correlation Plot (IBP vs IBP)
y = 0.9918x + 0.0671
R² = 0.9973
IBP Assay: KCl (%)
IBP Assay: KCl (%)
0.0
10.0
20.0
30.0
40.0
50.0
60.0
Data
Reference Line
Linear (Data)

Figure 8.8: Correlation Plot of Pulp Duplicate Pairs Analysed at Cabanasses Laboratory 2022-2024

A total of 44 internal pulp duplicates were submitted between 2022 and 2024 to the ALS laboratory in support of the surface drilling programme. Summary results are shown in Table 8.7 and Figure 8.9. The level of repeatability and therefore the precision of the duplicate sample set provided is good. Correlation coefficients, comparison between mean grades and coefficients of variation for KCl are considered good.  Overall, the QP considers the results of final preparation analysis indicate the sub-sampling methodology (after pulverisation) is likely providing representative samples for assaying. Several anomalous results (failure against HARD criteria) were recorded but these sample pairs are again low grade where slight differences in KCl grade between the samples can have an overly exaggerated effect on the statistical comparison.

Table 8.7: Summary of Pulp Duplicate Results for 2022 to 2024 Exploration Programmes (ALS Laboratory)
Element	Number of Pairs	Mean Primary Samples	Mean Duplicate Samples	CV Primary Samples	CV Duplicate Samples	Correlation Coefficient	% of Pairs <10% HARD
KCl	44	32.53	31.66	0.78	0.80	1.00	90.9

Duplicate Assays

Correlation Plot (ALS vs ALS)
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
ALS Assay: KCl (%)
y = 0.9892x - 0.5255
R² = 0.9979
0.0
10.0
20.0
30.0
40.0
50.0
60.0
70.0
80.0
ALS Assay: KCl (%)
Data
Reference Line
Linear (Data)

Figure 8.9: Correlation Plot of Pulp Duplicate Pairs Analysed at ALS Laboratory 2022-2024

A programme of re-assaying of surface drillholes that were completed prior to the introduction of the current QA/QC programme, was undertaken in 2021. Surface drillholes in the re-assaying programme included: C-2bis (2011), C-3 (2011), C-4bis (2011) and SAG 1 (2021). The results of the re-assaying programme are contained in Section 9 (Data Verification). No material issues were identified.

8.3.3	Density Determination

Density measurements are undertaken at the Cabanasses laboratory on samples of drill core from the underground drilling. The Archimedes method is used for density determination. Brine solution is used instead of fresh water to prevent sample dissolution. For the potash seams the % of sylvinite to halite contained within the sample is recorded prior to measuring density. A summary of the density measurements by lithology is shown in Table 8.8.

Table 8.8: Density Measurements by Lithology
	ANH	SM	SMS	A	S2	B	CAR	TR	ST
Number	10	124	50	259	44	115	36	65	32
Minimum	2.89	2.12	2.15	1.63	2.14	1.95	1.60	1.97	2.15
Maximum	2.94	2.21	2.27	2.49	2.19	2.18	1.82	2.18	2.20
Average	2.92	2.17	2.17	2.09	2.17	2.07	1.67	2.08	2.17
Notes: NH (basal anhydrite); SM (lower massive halite); SMS (lower semi-massive halite); A (Seam A); S2 sal entredos (middle halite); B (Seam B); CAR (carnallite); TR (transformada); ST (upper halite)

A total of 735 density measurements are contained in the database. A density of 2.1t/m3 is used for the potash seams (including Transformada) and all halite lithologies and a density of 1.65t/m3 is used for the carnallite.

8.3.4	Sample Security and Chain of Custody

Sample collection and transportation of drill core is undertaken by ICL Iberia geological staff as follows:

•	Underground drillhole samples are transported as whole core within sealed heavy duty polythene bags with internal and external tags. The whole core samples are used for sample preparation; and
•
Surface drillhole samples are transported to the Vilafruns facility in sealed core boxes. Once photographed, logged and half core samples are taken, the remaining half core from the surface drillholes is stored at the Manresa core storage facility. Half core for the following surface drillholes (completed from 2010 onwards) are currently stored at Manresa: C1, C2bis, C3, C4bis, VS1bis, SAG1 to SAG 5.

8.4	QP Opinion

Prior to February 2019, no formal QA/QC procedures were implemented by ICL Iberia.  A review of the quality of the assay data collected before this date is discussed in Section 9 (Data Verification) and included a re-assaying programme. No material issues were identified with the assay data.

A review of 216 internal and 146 external pulp duplicates from February 2019 to 2021 identified no significant issues with analytical precision.

From H1 2021, an updated QA/QC programme for the underground drilling was implemented by ICL Iberia and included insertion of coarse duplicates, internal pulp duplicates (for analysis at both the ALS and Cabanasses laboratories), SRMs and blanks and is considered by the QP to be in-line with industry best practice. The QA/QC sample insertion rate for this programme is considered by the QP to be appropriate for the operation. The QP recommends that this QA/QC programme should be continued for all underground and surface drilling.

A review of the QC samples submitted by ICL Iberia in 2022 through to 2024, identified no significant issues with accuracy or precision. The QP notes that beginning in 2022, the QA/QC programme also included the surface drilling campaigns and duplicate QA/QC samples from the underground and surface drill programmes have been reviewed separately.

The blank material (halite from drill core) contains low levels of KCl, Ca2+ (%) and MgCl2. A commercial blank material could be sought if issues with the analysis are identified.

The analysis of the three SRMs at the Cabanassess laboratory, generally reports lower grades than the target grades. This is likely the result of the target grades for the SRMs being the average of the analysis from three different laboratories (Cabanasses, ALS and SGS). The QP recommends that ICL Iberia should further monitor this by including external duplicate samples in the sample stream (samples analysed by the Cabanasses laboratory (by AAS) with duplicate samples analysed at ALS (by XRF)).

Where anomalous results are identified in the QC analysis, the QP recommends the results should be checked by the laboratory and if necessary, samples before and after the anomalous samples should be re-analysed before acceptance of the results into the exploration database.

The QP considers the drilling and sampling procedures used by ICL Iberia are reasonable and adequate for the purposes of estimating Mineral Resources. The QP does not know of any drilling, sampling, or recovery factors that would materially impact the accuracy and reliability of results that are included in the database used for estimating Mineral Resources.

9	DATA VERIFICATION

9.1	Site Visits

The QPs visited the ICL Iberia Property from January 8 to 9, 2025. The visit included an underground inspection of potash mineralisation, review of underground drilling and sampling methods, the sample preparation facility and laboratory and technical services. The QPs found the data collection methods used by ICL Iberia to be appropriate. Further data verification procedures are detailed in the following sections.

9.2	Drillhole Database

Prior to February 2019, no formal QA/QC programmes were implemented by ICL Iberia. To verify the drillhole data completed prior to this date the following reviews were undertaken by the QP:

•	Statistical comparison of KCl assays by drilling year (underground drilling);
•	Review of 2021 re-assaying programme of historical surface drillhole samples; and
•	A review of the drillhole databases.

9.2.1	Statistical Comparison of KCl Assays by Drilling Year

A statistical analysis of the KCl assays by drilling year for the underground drillholes was undertaken by WAI.  Samples coded as Seam A, Seam B or Transformada zone in the drillhole database (based on the BOU code in the lithology database) were selected and the KCl assays reviewed.

9.2.1.1          Cabanasses - Seam A

A summary of the KCl assays for Cabanasses Seam A by drilling year is shown in Table 9.1.

Table 9.1: Summary Statistical Analysis for KCl (%) at Cabanasses Seam A
Year	№ of Samples	Minimum	Maximum	Mean	Variance	Standard Deviation	Coefficient of Variation
2003	29	2.8	76.9	25.5	350	18.7	0.73
2004	875	0.8	87.1	25.7	339	18.4	0.72
2005	848	1.2	88.9	29.2	349	18.7	0.64
2006	430	0.8	85.9	24.0	273	16.5	0.69
2007	482	1.1	89.4	25.1	335	18.3	0.73
2008	289	0.6	85.1	24.6	283	16.8	0.68
2009	561	0.6	87.3	24.3	244	15.6	0.64
2010	697	0.6	78.1	25.0	217	14.7	0.59
2011	563	0.9	72.5	25.9	207	14.4	0.56
2012	891	0.9	85.4	25.8	237	15.4	0.60
2013	965	0.5	90.9	22.1	235	15.3	0.69
2014	673	0.7	89.0	24.5	259	16.1	0.66
2015	857	0.0	79.0	24.8	256	16.0	0.64
2016	1,162	0.0	86.0	23.7	234	15.3	0.64
2017	1,235	0.1	87.2	23.8	262	16.2	0.68
2018	1,074	0.0	80.2	23.3	231	15.2	0.65
2019	1,211	0.5	84.1	23.8	248	15.7	0.66
2020	602	0.6	89.6	23.6	271	16.5	0.70
2021	456	0.0	87.3	25.4	325	18.0	0.71
2022	372	1.0	87.2	26.0	290	17.0	0.65
2023	531	0.8	70.8	25.3	245	15.7	0.62
2024	516	0.0	69.2	21.7	281	16.8	0.77
Total	15,319	0.5	84.2	24.5	263.5	16.2	0.7

Log probability plots comparing KCl assays by drilling year and plots comparing mean KCl grades of the drilling campaigns are shown in Figure 9.1.

a) Cumulative Distribution Plot	b) Mean KCl Grade
Figure 9.1:  Cabanasses Seam A: a) Log Probability Plots and b) Mean Grade Plots of KCl (%)

Overall, average KCl grades and the distribution of KCl grades for the drilling years are considered to compare well for Seam A. Higher average grades are observed in the 2005 drilling campaign, however, these areas have since been removed by mining and are excluded from the MRE.

9.2.1.2          Cabanasses - Seam B

A summary of the KCl assays for Cabanasses Seam B by drilling year is shown in Table 9.2.

Table 9.2: Summary Statistical Analysis for KCl (%) at Cabanasses Seam B
Year	№ of Samples	Minimum	Maximum	Mean	Variance	Standard Deviation	Coefficient of Variation
2003	7	22.8	46.0	36.3	62	7.9	0.22
2004	300	1.3	75.7	39.6	183	13.5	0.34
2005	443	4.2	94.2	43.5	187	13.7	0.31
2006	214	2.2	78.9	38.0	119	10.9	0.29
2007	233	3.3	86.2	37.5	217	14.7	0.39
2008	126	2.8	77.9	37.0	133	11.6	0.31
2009	245	1.9	88.0	39.9	163	12.8	0.32
2010	398	0.7	86.8	40.5	183	13.5	0.33
2011	283	0.4	93.0	42.0	203	14.3	0.34
2012	324	0.8	85.2	42.3	139	11.8	0.28
2013	381	0.9	85.2	35.9	311	17.6	0.49
2014	236	1.2	69.1	36.3	184	13.6	0.37
2015	378	0.0	79.4	38.7	195	14.0	0.36
2016	464	0.4	78.6	39.6	218	14.7	0.37
2017	442	0.7	65.3	40.2	134	11.6	0.29
2018	503	0.1	68.6	38.0	174	13.2	0.35
2019	482	1.1	90.4	41.2	139	11.8	0.29
2020	253	1.1	70.5	38.3	234	15.3	0.40
2021	150	0.4	70.6	35.1	326	18.1	0.51
2022	144	2.4	61.0	38.7	166	12.9	0.33
2023	216	1.4	75.8	38.4	187	13.7	0.36
2024	204	0.0	68.5	33.1	360	19.0	0.57
Total	6,426	1.2	79.6	39.2	193.3	13.8	0.4

Log probability plots comparing KCl assays by drilling year and plots comparing mean KCl grades of the drilling campaigns are shown Figure 9.2.

a) Cumulative Distribution	b) Mean KCl Grade Plot
Figure 9.2:  Cabanasses Seam B: a) Log Probability Plots and b) Mean Grade Plots of KCl (%)

Overall, no significant bias appears to be evident in the KCl assays for Seam B based on the drilling campaign years.

9.2.1.3          Cabanasses - Transformada Zone

A summary of the KCl assays for Cabanasses Transformada Zone by drilling year is shown in Table 9.3.

Table 9.3: Summary Statistical Analysis for KCl (%) at Cabanasses Transformada Zone
Year	№ of Samples	Minimum	Maximum	Mean	Variance	Standard Deviation	Coefficient of Variation
2003	14	2.9	46.3	36.5	139	11.8	0.32
2004	231	1.2	79.4	40.7	117	10.8	0.27
2005	205	1.1	71.2	40.1	174	13.2	0.33
2006	107	16.0	56.0	37.2	69	8.3	0.22
2007	99	2.2	55.9	30.8	164	12.8	0.42
2008	62	10.0	53.0	37.6	68	8.2	0.22
2009	111	1.8	85.1	42.0	105	10.3	0.24
2010	158	3.0	63.2	42.3	66	8.1	0.19
2011	95	2.0	56.6	41.1	114	10.7	0.26
2012	141	2.1	60.6	39.0	112	10.6	0.27
2013	236	2.9	64.1	36.9	157	12.5	0.34
2014	101	4.1	56.3	38.3	86	9.3	0.24
2015	132	3.0	57.7	40.5	78	8.8	0.22
2016	275	6.8	56.5	41.0	70	8.3	0.20
2017	223	7.2	56.9	39.0	86	9.2	0.24
2018	231	8.8	54.6	36.4	69	8.3	0.23
2019	253	3.1	67.2	38.2	102	10.1	0.26
2020	135	18.4	57.8	38.8	58	7.6	0.20
2021	83	0.0	53.3	34.9	127	11.3	0.32
2022	83	18.3	56.3	39.3	64	8.0	0.20
2023	104	10.3	56.5	38.0	75	8.7	0.23
2024	74	0.0	61.7	36.7	226	15.0	0.41
Total	3,153	5.4	62.0	38.8	103.2	10.0	0.3

Log probability plots comparing KCl assays by drilling year and plots comparing mean KCl grades of the drilling campaigns are shown in Figure 9.3.

a) Cumulative Distribution Plot	b) Mean KCl Grade Plot
Figure 9.3:  Cabanasses Transformada: a) Log Probability Plots and b) Mean Grade Plots of KCl (%)

Overall, the average KCl grades and the distribution of KCl grades for the drilling years are considered to compare well for the Transformada Zone and no systematic bias appears to be evident.  The lower mean grades associated with the 2007 campaign are not considered significant as these areas are not included within the proposed mining panels. Similar mean grades are encountered for the Transformada Zone and Seam B and it is noted that these zones are subsequently combined by ICL Iberia for the purposes of Mineral Resource estimation.

9.2.2	Re-Assaying Programme of Surface Drilling Samples

During 2021, a re-assaying programme was completed by ICL Iberia using samples from the following surface drillholes (year of drilling shown in parentheses):

•	C-2bis (2011)
•	C-3 (2011)
•	C-4bis (2011)
•	SAG1 (2021)

Samples from C-2bis, C-3 and C-4bis consisted of pulp duplicates stored at the Sallent laboratory and were submitted to ALS (Sevilla) for analysis.

Samples from SAG1 consisted of pulp duplicates which were originally analysed by ALS (Sevilla) and were subsequently re-submitted (blind) to ALS.

9.2.2.1          Drillhole C-2Bis

The original analysis for drillhole C-2Bis was undertaken in 2010 at the ICL Iberia laboratory using AAS. In 2021, a total of 11 pulp duplicate samples were submitted to ALS laboratories (Sevilla) for analysis by XRF. A comparison of the original analysis by the ICL Iberia laboratory and the duplicate analysis by ALS is shown in Table 9.4.

Table 9.4: Duplicate Analysis of Drillhole C-2Bis
Sample	From (m)	To (m)	Length (m)	Lith	ICL Iberia (AAS)	ALS (XRF)			Difference
					KCl (%)	Duplicate	K2O (%)	KCl (%)	KCl (%)
C-2Bis/011	1116.50	1117.30	0.80	CAR	24.4	C2BIS-011-DUP	17.1	27.1
			0.80		24.4			27.1	-2.7
C-2Bis/010	1117.30	1117.95	0.65	B	43.3	C2BIS-010-DUP	28.9	45.7
C-2Bis/009	1117.95	1118.65	0.70	B	34.9	C2BIS-009-DUP	23.6	37.4
			1.35		38.9			41.4	-2.5
C-2Bis/008	1118.65	1120.20	1.55	S2	1.5	C2BIS-008-DUP	1.02	1.6
C-2Bis/007	1120.20	1121.40	1.20	S2	1.4	C2BIS-007-DUP	0.95	1.5
C-2Bis/006	1121.40	1122.60	1.20	S2	1.4	C2BIS-006-DUP	0.88	1.4
C-2Bis/005	1122.60	1123.85	1.25	S2	13.1	C2BIS-005-DUP	1.66	2.6
			5.20		4.2			1.8	2.4
C-2Bis/004	1123.85	1124.70	0.85	Asup	41.4	C2BIS-004-DUP	5.66	9.0
C-2Bis/003	1124.70	1125.90	1.20	Asup	23.4	C2BIS-003-DUP	17.15	27.1
C-2Bis/002	1125.90	1126.20	0.30	S60	3.7	C2BIS-002-DUP	2.54	4.0
C-2Bis/001	1126.20	1127.10	0.90	A/CR	31.1	C2BIS-001-DUP	31	49.1
			3.25		28.4			26.3	2.1
Note: Calculation of KCl from K2O based on empirical formula: KCl = K2O/0.6317

Generally, a reasonable correlation between the ICL Iberia and ALS laboratory analysis is observed:

•	Seam B: overall grades of 38.9% KCl and 41.4% attained by ICL Iberia and ALS respectively; and
•	Seam A: overall grades of 28.4% KCl and 26.3% KCl attained by ICL Iberia and ALS, respectively.

The QP notes that some discrepancies are observed in samples C-2Bis/004 and C-2Bis/001 of Seam A. However, it is recognised that the overall grade of the seam (based on the analysis of the two laboratories) is still comparable.

9.2.2.2          Drillhole C-3

The original analysis for drillhole C3 was undertaken in 2010 at the ICL Iberia laboratory using AAS. In 2021, a total of 10 pulp duplicate samples were submitted to ALS laboratories (Sevilla) for analysis by XRF. A comparison of the original analysis by the ICL Iberia laboratory and the duplicate analysis by ALS is shown in Table 9.5.

Table 9.5: Duplicate Analysis of Drillhole C-3
Sample	From (m)	To (m)	Length (m)	Lith	ICL Iberia (AAS)	ALS (XRF)			Difference
					KCl (%)	Duplicate	K2O (%)	KCl (%)	KCl (%)
C-3/010	1053.30	1056.15	2.85	CAR	20.8	C3-010-DUP	16.5	26.1
			2.85		20.8			26.1	-5.3
C-3/009	1056.15	1056.80	0.65	B	44.4	C3-009-DUP	27.8	44.0
C-3/008	1056.80	1057.45	0.65	B	39.9	C3-008-DUP	25.6	40.5
			1.30		42.1			42.3	-0.1
C-3/007	1057.45	1058.80	1.35	S2	1.5	C3-007-DUP	0.98	1.6
C-3/006	1058.80	1060.00	1.20	S2	1.7	C3-006-DUP	1.12	1.8
C-3/005	1060.00	1060.90	0.90	S2	1.5	C3-005-DUP	1.06	1.7
			3.45		1.6			1.7	-0.1
C-3/004	1060.90	1061.70	0.80	Asup	31.4	C3-004-DUP	21.2	33.6
C-3/003	1061.70	1062.70	1.00	Asup	20.6	C3-003-DUP	13.8	21.8
C-3/002	1062.70	1063.10	0.40	S60	1.8	C3-002-DUP	1	1.6
C-3/001	1063.10	1063.80	0.70	A/CR	41.8	C3-001-DUP	27.5	43.5
			2.90		26.1			27.5	-1.4
Note: Calculation of KCl from K2O based on empirical formula: KCl = K2O/0.6317

A good corelation between the ICL Iberia and ALS laboratory analysis is observed:

•	Seam B, overall grades of 42.1% KCl and 42.3% attained by ICL Iberia and ALS, respectively;
•	Seam A, overall grades of 16.0% KCl and 17.0% KCl attained by ICL Iberia and ALS, respectively.

9.2.2.3          Drillhole C-4Bis

The original analysis for drillhole C-4Bis was undertaken in 2010 at the ICL Iberia laboratory using AAS. In 2021, a total of 17 pulp duplicate samples were submitted to ALS laboratories (Sevilla) for analysis by XRF. A comparison of the original analysis by the ICL Iberia laboratory and the duplicate analysis by ALS is shown in Table 9.6.

Table 9.6: Duplicate Analysis of Drillhole C-4Bis
Sample	From (m)	To (m)	Length (m)	Lith	ICL Iberia (AAS)	ALS (XRF)			Difference
					KCl (%)	Duplicate	K2O (%)	KCl (%)	KCl (%)
C-4Bis01	574.15	578.50	4.35	T	40.6	C4BIS-001-DUP	27.2	43.1
C-4Bis02	578.50	580.70	2.20	ST	2.4	C4BIS-002-DUP	1.85	2.9
C-4Bis03	580.70	581.85	1.15	T+SAL	19.8	C4BIS-003-DUP	12.85	20.3
C-4Bis04	581.85	583.30	1.45	silvinita+Sal	31.1	C4BIS-004-DUP	20.5	32.5
C-4Bis05	583.30	585.90	2.60	Sal alterada	2.1	C4BIS-005-DUP	1.46	2.3
C-4Bis06	585.90	588.35	2.45	silvinita+Sal	29.1	C4BIS-006-DUP	19.55	30.9
			14.20		23.0			24.4	-1.4
C-4Bis07	588.35	590.35	2.00	Sal	1.8	C4BIS-007-DUP	1.85	2.9
C-4Bis08	590.35	592.90	2.55	silvintia+Sal	8.2	C4BIS-008-DUP	5.68	9.0
C-4Bis09	592.90	593.70	0.80	Sal	2.1	C4BIS-009-DUP	1.18	1.9
C-4Bis10	593.70	596.50	2.80	silvinita+Sal	22.3	C4BIS-010-DUP	13.9	22.0
C-4Bis11	596.50	604.75	8.25	Sal	1.9	C4BIS-011-DUP	1.22	1.9
			16.40		6.3			6.6	-0.2
C-4Bis12	604.75	607.45	2.70	silvinita+Sal	24.8	C4BIS-012-DUP	16.2	25.6
C-4Bis13	607.45	610.30	2.85	silvinita+Sal	34.5	C4BIS-013-DUP	23.1	36.6
C-4Bis14	610.30	613.55	3.25	Sal alterada	8.5	C4BIS-014-DUP	6.58	10.4
C-4Bis15	613.55	616.15	2.60	Sal alterada	4.4	C4BIS-015-DUP	2.98	4.7
C-4Bis16	616.15	619.45	3.30	Sal alterada	4.4	C4BIS-016-DUP	2.99	4.7
C-4Bis17	619.45	622.40	2.95	silvintia+Sal	21.2	C4BIS-017-DUP	13.85	21.9
			17.65		16.0			17.0	-1.0
Note: Calculation of KCl from K2O based on empirical formula: KCl = K2O/0.6317

From the analysis, a good corelation between the ICL Iberia and ALS laboratories is observed:

•	Seam B, overall grades of 23.0% KCl and 24.4% KCl attained by ICL Iberia and ALS, respectively;
•	Seam A, overall grades of 16.0% KCl and 17.0% KCl attained by ICL Iberia and ALS, respectively.

9.2.2.4          Drillhole SAG1

The original analysis for drillhole SAG1 was undertaken in 2021 at ALS laboratories (Sevilla) using XRF. In 2021, a total of 7 pulp duplicate samples were re-submitted to ALS for analysis by XRF. A comparison of the original analysis by ALS and the duplicate analysis by ALS is shown in shown in Table 9.7.

Table 9.7: Duplicate Analysis of SAG1
Sample	From (m)	To (m)	Length (m)	Lith	ALS (XRF) [1]		ALS (XRF) [2]			Difference
					K2O (%)	KCl (%)	Duplicate	K2O (%)	KCl (%)	KCl (%)
SAG1-619.95	619.20	619.95	0.75	B	31.1	49.2	QAQC005	31.1	49.2
			0.75			49.2			49.2	0.0
SAG1-628.20	627.25	628.20	0.95	AS	43.9	69.5	QAQC006	43.8	69.3
SAG1-630.80	630.20	630.80	0.60	AS	46.2	73.1	QAQC007	46.5	73.6
SAG1-632.60	632.00	632.60	0.60	AS	26.4	41.8	QAQC008	26.4	41.8
SAG1-634.65	634.10	634.65	0.55	AS	24.5	38.8	QAQC009	24.5	38.8
SAG1-636.65	635.75	636.65	0.90	AS	20.3	32.1	QAQC010	20.3	32.1
SAG1-640.10	639.35	640.1	0.75	CR	33.8	53.5	QAQC011	33.7	53.3
			4.3			51.8			51.8	0.0
Note: Calculation of KCl from K2O based on empirical formula: KCl = K2O/0.6317

Overall, an excellent correlation is observed between the ICL Iberia and ALS analysis with the same overall grades reported for both Seams A and B (49.3% KCl and 51.8% KCl, respectively).

9.2.3	Review of Drillhole Databases

A summary of the data verification procedures carried out by the QP on the drillhole databases are as follows:

•	Review of geological and geographical setting of the Cabanasses and Vilafruns deposits;
•	Review of extent of the exploration work completed to date;
•	Inspection of drill core to assess the nature of the mineralisation and to confirm geological descriptions;
•	Inspection of geology and mineralisation in underground exposures;
•	Review of drilling, logging, sampling and analysis procedures;
•	An evaluation of minimum and maximum grade values and sample lengths;
•	Assessing for inconsistencies in spelling or coding (typographic or case sensitive errors);
•	Ensuring full data entry for each drillhole and that a specific data type (collar, survey, lithology and assay) is not missing;
•	Assessing for sample gaps and overlaps;
•	A review of assay detection limits;
•	Identification of problematic assay records;
•	A spatial on-screen review of the grade and lithology distributions of the drillholes was undertaken to identify any additional data reliability issues; and
•	A review of collar locations for underground or surface drilling.

Minor validation errors were discovered in terms of overlapping intervals; however, the QP does not consider these to be significant. In addition, the QP notes that some instances of survey azimuth values of >360 degrees and <0 degrees are present in the drillhole database and should be corrected by ICL Iberia.

9.3	QP Opinion

A statistical analysis of the assay data identified no significant bias in KCl grades based on drilling year and on-going reconciliation studies comparing the Mineral Resource model and mining production data show an acceptable level of accuracy. The QA/QC programmes implemented from 2019 onwards, identified no significant issues with the reliability of the assays derived from the underground drilling. The re-assaying programme undertaken for the surface drilling, indicated an acceptable level of precision between the original assays and the duplicate assays. QA/QC procedures have been implemented for recent surface drillholes (SAG2 through SAG 5) completed in 2021 and 2022.

Overall, the data verification procedures confirm the integrity of the data contained in the drillhole databases and the QP is of the opinion that the databases are suitable for use in Mineral Resource estimation.

10	MINERAL PROCESSING AND METALLURGICAL TESTING

The ICL Iberia operation is a mature operation with a long history of processing potash mineralisation. No additional mineral processing or metallurgical testing has been required. A description of the recovery methods used by the operation is contained in Section 14.

11	MINERAL RESOURCE ESTIMATES

11.1	Summary

The Mineral Resource estimate is for the Cabanasses and Vilafruns mines. The Mineral Resource models were produced by ICL Iberia and reviewed by the QP. The review confirmed the model was completed to a standard deemed acceptable to WAI and in accordance with SEC definitions.

The Mineral Resource estimate was carried out with a 3D block modelling approach using Vulcan software. Exploration data were imported and verified before appropriate geological envelopes were defined, based on the current understanding of the deposit, by creating 3D wireframes defining the extents of potash seams, Seam A and Seam B.

The wireframe envelopes were used as the basis for a volumetric block model based on a parent cell sizes of 20 m x 20 m x 20 m (Cabanasses) and 10 m x 10 m x 10m (Vilafruns) but with sub-celling allowed to give a best fit against wireframe boundaries and limits. The block model was coded with appropriate keyfields for the mineralised domains.

Sample data were selected using the geological and mineralisation wireframes and selected samples were composited before being assessed for outliers with grade capping applied as the basis for the geostatistical study. Variography was attempted for the ICL Iberia deposits to define continuity of grade and provide input parameters for grade estimation. However, robust directional variograms were not attained in any domain and is likely the result of variable drilling orientations and sample intersection angles.

Grade estimation was undertaken for KClcorr (%) and was performed on the potash seams within each domain. Seams A and B were treated as hard boundaries and as such, composites from the other seam were excluded from the grade estimation. Inverse power distance (squared) estimation method was used as the principal estimation method for all domains.

The resultant estimated grades were validated against the input composite data. Mineral Resources have been classified in accordance with S-K 1300 and were determined primarily on an assessment of geological and grade continuity and an assessment of assay quality.

The Mineral Resource statement for the Cabanasses and Vilafruns mines is presented in Table 11.1.

Table 11.1: Summary of Mineral Resources for the Cabanasses and Vilafruns Mines – December 31, 2024
Classification	Cabanasses		Vilafruns		Total
	Tonnes (Mt)	KCl (%)	Tonnes (Mt)	KCl (%)	Tonnes (Mt)	KCl (%)
Measured	81.7	25.0	12.6	31.0	94.3	25.8
Indicated	53.8	23.6	9.4	32.1	63.2	24.9
Measured + Indicated	135.5	24.5	22.0	31.5	157.5	25.5
Inferred	242.6	27.4	30.7	28.9	273.3	27.6

Notes:
1.	Mineral Resources are being reported in accordance with S-K 1300.
2.	Mineral Resources were estimated by ICL Iberia and reviewed and accepted by WAI.
3.	The point of reference of Mineral Resources is on an in-situ basis. Mineral Resources are exclusive of Mineral Reserves.
4.	Mineral Resources are 100% attributable to ICL Iberia.
5.	Totals may not represent the sum of the parts due to rounding.
6.	The Mineral Resource estimate has an effective date of December 31, 2024.
7.	Mineral Resources are estimated at a cut-off grade of 10% KCl and a minimum seam thickness of 0.5m.
8.	Mineral Resources are estimated using an average dry density of 2.1 t/m3.
9.	Mineral Resources are estimated using a metallurgical recovery of 86.5%.
10.	Mineral Resources are estimated using a medium-long term potash price of $373/t FOB and a EURO:USD exchange rate of 0.91.

11.2	Database Cut-Off Dates

Data used in the Mineral Resource estimate for Cabanasses included all underground and surface drilling up to a cut-off date of October 15, 2024. At the time of the database cut-off date:

•	The final underground drillhole in the database by date containing both lithology and assay data was C348H;
•	The final surface drillhole in the database containing both lithology and assay data was SAG-5 completed in 2022. No surface drilling has been carried out since this hole.

At Vilafruns only underground drilling data is available. The final drillhole in the database is V077D completed in 2016. No further drilling has been undertaken at Vilafruns since this time.

11.3	Data Transformations

The European Terrestrial Reference System 1989 (ETRS89) Zone 31N is used by ICL Iberia for all topographic surveys, collar locations and mine surveys at Cabanasses. Elevations are referenced to the collar of Shaft 2 located at 368.7 masl. The European Datum System 1950 (ED50) Zone 31N is used at Vilafruns and elevations are referenced to masl.

11.4	Software

The Cabanasses and Vilafruns databases are stored in in-house developed Microsoft® Access databases.  The databases can be exported to AutoCAD® format for geological interpretation and first-stage 2D geological modelling. Further geological modelling (3D) is undertaken using Vulcan® along with block modelling, statistical analysis, compositing, grade estimation, resource classification and evaluation. Data used in the Mineral Resource estimates were reviewed by the QP using Datamine® and Supervisor® software.

11.5	Drillhole Databases

The drillhole databases contain relevant information for each drillhole including collar details, downhole survey information, geological logging and assay grades. Macros within the database allow the generation of a hole path, position of samples and position of important markers such as base and top of seams from the collar position and downhole survey information. These co-ordinates can be output to AutoCAD® or commercial mining software packages for exploration and mine planning purposes. The exploration database also contains information on the angle of intersection of the seam for each sample and is used to calculate true thickness of potash for each intersection and a length weighted average for overall KCl grade based on individual sample grades. A summary of the drillhole databases used in the Mineral Resource estimate is provided in Table 11.2.

Table 11.2: Drillhole Database Files
Data Type	Cabanasses	Vilafruns
Drillhole Collars	sondeos_2024_diciembre_dhd_collar.csv	vilafruns_sondeos_bt_dhd_collar.csv
Downhole Surveys	sondeos_2024_diciembre_dhd_surveys.csv	vilafruns_sondeos_bt_dhd_surveys.csv
Assay Data	sondeos_2024_diciembre_dhd_assays.csv	vilafruns_sondeos_bt_dhd_assays.csv
Geological Logging	sondeos_2024_diciembre_dhd_litho.csv	vilafruns_sondeos_bt_dhd_litho.csv

A description of the data contained within the databases is summarised in Table 11.3.

Table 11.3: Description of Database
Field	Description	Reference
HoleID	Drillhole number	Collar
East, North, Elevation	X-Coordinate, Y-Coordinate, Z-Coordinate	Collar
Finish Date	Date of completion of drilling	Collar
Type	Surface or underground drillhole	Collar
Depth	Depth of downhole survey measurement	Survey
Bearing	Downhole survey azimuth	Survey
Dip	Downhole survey inclination	Survey
Capa	Lithology	Lithology
Bou	Initial simplified lithology logging (A: Seam A; B: Seam B; T: Transformada Zone; SAL: Halite)	Lithology
KCl	Potassium Chloride Grade (%)	Assay
Ca	Ca2+ Grade (%)	Assay
MgCl2	Magnesium Chloride Grade (%)	Assay
KClcorr	KCl grade adjusted for carnallite content and dissolution of drill core	Assay
Bound	Updated simplified lithology logging	Assay

Plan view and cross sections of the drillholes in the Cabanasses database are shown in Figure 11.1.

a) Cabanasses Drillhole Database - Plan View

Legend
Year Drilled
(Cabanasses)
[ABSENT]
[1963,1964]
[1991,1992]
[2000,2005]
[2005,2010]
[2010,2015]
[2015,2018]
[2018,2022]
2023
2024
395000 E
400000 E
405000 E
4640000 N
4635000 N
A
B
C
A'
B'
C'
SURIA21
C3A
SAG5
C4BISA
C2BISA
SURIA22
SAG1
SURIA16
SAG2
SURIA18
VS1
SAG4
C1A
SAG3
SURIA23
SURIA12
N

b) Cabanasses Cross Section A – A’ (Easting 398600m) c) Cabanasses Cross Section B – B’ (Easting 400800m) d) Cabanasses Cross Section C – C’ (Easting 402000m)
Figure 11.1:  Plan View and Cross Sections of Drillholes at Cabanasses

11.6	Geological Interpretation

11.6.1	Stratigraphy and Lithology

A summary of the stratigraphy and database lithology codes is shown in Table 11.4. The majority of underground drilling intersects the footwall, mine and hangingwall packages whereas surface drilling can include the complete stratigraphic sequence.

Table 11.4: Summary of Stratigraphy and Database Lithology Codes
Formation	Unit	Series	Description	Thickness	Lithology Code
Solsona	U17	Upper Series	Sandstones, conglomerates, lutites and marls	Unknown	-
	U16	Intermediate Series	Sandstones, lutites and marls	Unknown	-
	U15	Transition Series	Red mudstone, sandstones and limestones	250-300m	-
Artés	U14	Marker Horizon	Limestones	5m	-
	U13	Súria Beds	Limonites and sandstones with interbedded limestones	150-200m	-
	U12	Marker Horizon	Microconglomeritic sandstone	5m	-
	U11b	Marker Horizon - "Calizas del Castillo o del Tossal"	Limestones	5m	-
	U11a	Marker Horizon - "Calizas del Mas Torquer"	Limestones	5m	-
	U10	"Capas de Súria"	Limonites and sandstones with interbedded limestones	100m	U_8-10
	U9	Marker Horizon - "Calizas del Cogullo"	Limestone	5m	U_8-10
	U8	"Capas de Súria"	Limonites and sandstones with interbedded limestones	150m	U_8-10
	U7	Marker Horizon - "Yesos de la Estacion"	Massive gypsum, lutite and halite	20-50m	U_7
Castelltallat / Súria	U6	"Unidad Lacustre del Tordell"	Limonites, marls and layers of limestone	150-200m	U_6
Barbastro	U5	"Miembro Arcilloso-Evaporitico Superior"	Limonites and marls, centimetric layers of gypsum, halite, thin layers of limestone	30-40m	U_5
Cardona	U4	Hangingwall Package	Halite (with clay partings)	30-50m	U_4
	U4		Carnallite interbedded with halite ("CAPA C")	5-20m	C
	U4		Halite	5-15m	ST; ST+T
	U4		Carnallite	3-7m	CAR; CARN; MCAR; NI-CAR; TE
	U4	Mine Package	Transformada (altered carnallite)	1-2m	T; B+T
	U3		Seam B ("CAPA B")	2-3m	B; B+T
	U3		Sal Entrados (middle halite)	3-6m	S2; SMSS2
	U3		Seam A ("Capa A")	4-5m	A; AS; CR; EA; EB; S60
	U2	Footwall Package	Semi-massive halite	10-20m	SMS; SMS+EA
	U2		Massive halite	100-500m	SM; SM/SMS
	U1	Marker Horizon	Basal Anhydrite	10-15m	ANH
Igualada	U0	"Margas de Igualada"	Grey-blue marls with beds of limestone	>1,000m	-

Following the return of KCl assays from the laboratory, the lithological logging is checked by ICL Iberia for consistency with the assay grades. A field (“bound”) within the assay database contains a version of the simplified lithology logging and is updated by ICL Iberia to reflect the KCl assays and the geological interpretation. The bound field contains the following simplified lithology codes which are used to assist with modelling of the mineralised zones wireframes: A: Seam A; B: Seam B; T: Transformada zone; and SAL: Halite.

11.6.2	Mineralised Zone Wireframes

Initial geological interpretation is undertaken on paper cross-sections which are digitised into 2D format in AutoCAD®. Surfaces depicting the top and bottom of Seams A and B are digitised. At Cabanasses the top surface of Seam B also includes the Transformada zone (located in the hanging wall) as KCl grades are similar between these two zones. The 2D surfaces are then imported into Vulcan® and 3D wireframes are generated. The geological interpretation is regularly updated by ICL Iberia to include information from mapping of underground production headers.  The base of Seam B surface for Cabanasses is shown in Figure 11.2.

Legend
Year Drilled
(Cabanasses)
[ABSENT]
[1963,1964]
[1991,1992]
[2000,2005]
[2005,2010]
[2010,2015]
[2015,2018]
[2018,2022]
2023
2024
SAG5
SURIA22
SURIA21
C4BISA
SAG1
SURIA16
SAG2
SAG4
SAG3
C3A
SURIA23
VS1
C2BISA
SURIA18
C1A
SURIA12
0 Elev
-1000 Elev
4640000 N
4639000 N
4638000 N
4637000 N
4636000 N
4635000 N
4634000 N
4633000 N
395000 E
396000 E
397000 E
398000 E
399000 E
400000 E
401000 E
402000 E
403000 E
404000 E
405000 E
406000 E
407000 E
N

Figure 11.2:  Seam B (Base) Surface for Cabanasses and Showing Surface and Underground Drilling

11.6.3	Domaining

The mineralised zone wireframes are sub-divided by ICL Iberia into domains based on practical mining areas and consideration of the geological structure. The domains defined by ICL Iberia for Cabanasses and Vilafruns is shown in Figure 11.3.

A summary of the surface area and seam thicknesses of the domains is shown in Table 11.5.

Table 11.5: Summary of Domains for Cabanasses and Vilafruns
Mine	Domain	Surface Area (km2)	Seam A Average Thickness (m)	Seam B Average Thickness (m)
Cabanasses	DN1	0.8	5.0	3.0
	DN2	3.5	5.6	3.0
	DN3	13.1	3.3	1.4
	DN4	3.6	4.2	3.1
	DN5	7.9	2.8	1.1
	DS1	12.1	5.1	2.2
	DS2	1.6	3.6	2.1
	DS3	1.6	4.1	2.4
	DS4	8.1	3.8	1.6
	DS5	5.1	5.9	2.2
Vilafruns	DV1	5.0	4.3	2.1
	DV2	0.8	4.4	2.1
	DV3	2.5	2.0	1.8
	DV4	2.5	4.3	2.1
Note: Seam B at Cabanasses includes Transformada zone

0 1 2 3 4
Kilometers
Surface Boreholes
UG Boreholes
2D Seismic limit
3D Seismic limit
Ramp
N
Seam b Isobath 1000
Seam b Isobath 1100
Seam b Isobath 1150
Seam b Isobath 1200
Seam b Isobath 1300
Navas
DN5
DN3
DN4
DS5
DS1
DN2
Cabanasses Mine
DS4
Balsareny
LLOBREGAT
DN1
DS3
DS2
DV4
Vilafruns Mine
DV2
DV1
Súria
DV3
Sallent

Figure 11.3:  Domain Definition at Cabanasses and Vilafruns

The domains are treated as soft boundaries during grade estimation and any drillholes located up to 100 m beyond the boundary of the domain can be included in the estimation of the domain. The domains are considered by the QP to be generally appropriate.

11.7	Drillhole Data Processing

The wireframes of the top and bottom surfaces of the potash seams were used to select the drillhole samples for further data processing. The samples were coded by the principal domains and the KClcorr (%) grades (i.e. KCl grades adjusted for carnallite content and core dissolution) were used in the Mineral Resource estimate.

11.7.1	Grade Capping

No grade capping of KClcorr (%) grades is undertaken by ICL Iberia as no significant outlier values are evident in the selected samples. Summary statistics, probability plots and histograms of KClcorr (%) for Seams A and B in Domain DS1 at Cabanasses are shown in Table 11.6, Figure 11.4 and Figure 11.5.

Table 11.6: Summary Statistical Analysis of KCl (%) [CORR] for Selected Samples at Cabanasses (Domain DS1)
Seam	№ of Samples	Minimum	Maximum	Mean	Variance	Standard Deviation	Coefficient of Variation
A	9,738	0	89.44	24.46	278.2	16.68	0.68
B	4,990	0	90.07	38.26	210.1	14.50	0.38
Seam B includes Transformada Zone

Figure 11.4:  Probability Plot and Histogram of KClcorr (%) for Seam A Domain DS1 at Cabanasses

Figure 11.5:  Probability Plot and Histogram of KClcorr (%) for Seam B Domain DS1 at Cabanasses

Summary statistics, probability plots and histograms of KClcorr (%) for Seams A and B in Domain DV1 at Vilafruns are shown in Table 11.7, Figure 11.6 and Figure 11.7.

Table 11.7: Summary Statistical Analysis of KCl (%) [CORR] for Selected Samples at Vilafruns (Domain DV1)
Seam	№ of Samples	Minimum	Maximum	Mean	Variance	Standard Deviation	Coefficient of Variation
A	1,133	0.33	84.51	23.99	285.15	16.89	0.70
B	558	0.13	88.46	39.72	261.56	16.17	0.41

Figure 11.6:  Probability Plot and Histogram of KClcorr (%) for Seam A Domain DV1 at Vilafruns

Figure 11.7:  Probability Plot and Histogram of KClcorr (%) for Seam B Domain DV1 at Vilafruns

11.7.2	Compositing

For each drillhole, samples located within the seams were composited to produce a single composite sample over the entire thickness of the seam. True thickness and KClcorr (%) grade were calculated as shown in Figure 11.8. Seam boundaries were honoured during the compositing process (i.e. samples from Seam A, could not be composited with samples from Seam B and vice versa).

Figure 11.8:  Calculation of Grade and True Thickness during Sample Compositing

11.8	Variography

Variography was attempted for the ICL Iberia deposits to define continuity of grade and provide input parameters for grade estimation. However, robust directional variograms were not attained in any domain and is likely the result of variable drilling orientations and sample intersection angles.

11.9	Block Modelling

Block models defining the mineralised domains were constructed by ICL Iberia in Vulcan® using the domain wireframes which were used to assign codes to the blocks for the principal domains. Separate models were constructed for each domain and the model prototypes are shown in Table 11.8. The block sizes were selected based on practical considerations for the mine design. Cabanasses is represented by a single model rotated to 060° to align with the general strike of the deposit. The Vilafruns models were rotated to 072° to align with the general strike of the deposits.

Table 11.8: Block Model Prototypes
Mine	Domain	Block Model Origin Coordinate (m)			Number of Parent Blocks			Block Size (m) [X x Y x Z]
		X	Y	Z	X	Y	Z	Parent	Sub-Cell
Cabanasses	All	397,550	4,629,068.911	-1220	650	435	39	20x20x20	0.5x0.5x0.5
Vilafruns	DV1	401083.484	4629089.868	-310	470	380	24	10 x 10 x 10	0.5 x 0.5 x 0.5
	DV2
	DV3
	DV4	401200.964	4632559.279	-420	260	100	34	10 x 10 x 10	0.5 x 0.5 x 0.5
Cabanasses block model is rotated to 060 degrees along strike. Vilafruns block model is rotated to 072 degrees along strike.

11.10	Density

Density measurements are undertaken at the Cabanasses laboratory on samples of drill core from the underground drilling. The Archimedes method is used for density determination with a brine solution used instead of fresh water to prevent sample dissolution. A total of 735 density measurements have been taken from the various lithologies encountered in the footwall, mine and hangingwall packages.  Of these, a total of 439 measurements were taken from Seams A and B (including Transformada zone) and histograms of these are shown in Figure 11.9.

Histogram for Density
Seam A
Frequency (% of 259 points)
A
Points: 259
Total: 541.96676
Mean: 2.09215
Std Dev: 0.09713
Variance: 0.00759
CV: 0.04165
Skewness: -0.71965
Kurtosis: 4.17909
Maximum: 2.49931
75%: 2.16329
50% (median): 2.10279
25%: 2.02776
Minimum: 1.63154

Histogram for Density
Seam B
Frequency (% of 115 points)
B
Points: 115
Total: 239.07162
Mean: 2.07019
Std Dev: 0.04903
Variance: 0.00240
CV: 0.02369
Skewness: 0.02001
Kurtosis: -0.47756
Maximum: 2.19145
75%: 2.10209
50% (median): 2.07109
25%: 2.03309
Minimum: 1.94594

Histogram for Density
Transformada
Frequency (% of 65 points)
TR
Points: 65
Total: 135.04469
Mean: 2.07761
Std Dev: 0.04234
Variance: 0.00179
CV: 0.02039
Skewness: 0.10075
Kurtosis: 0.15519
Maximum: 2.17771
75%: 2.09939
50% (median): 2.07910
25%: 2.04234
Minimum: 1.96720

Figure 11.9: Histograms of Density Measurements for Cabanasses for Seam A and Seam B (including Transformada Zone)

11.11	Grade Estimation

11.11.1	Estimation Parameters

Grade estimation was undertaken for KClcorr (%) and was performed on the potash seams within each domain. Seams A and B were treated as hard boundaries and as such, composites from the other seam were excluded from the grade estimation. However, the domains were treated as soft boundaries and any drillholes located up to 100 m from the domain boundaries could be included in the estimation.  Inverse power distance (squared) estimation method was used as the principal estimation method for all domains. Grade estimation was run in a three-pass plan, the second and third passes using progressively larger search radii to enable the estimation of blocks unestimated on the previous pass. A minimum of 1 and a maximum of 10 composites were used for each estimation pass. Unfolding of the block model and composites was carried out prior to grade estimation. A summary of the search ellipses used in the grade estimation is shown in Table 11.9.

Table 11.9: Summary of Search Parameters
Mine	Domain	Search 1 (m)	Search 2 (m)	Search 3 (m)
Cabanasses	DN1	200 x 150 x 150	600 x 300 x 250	1,800 x 900 x 600
	DN2	200 x 150 x 150	1,000 x 400 x 150	3,000 x 1,700 x 250
	DN3	300 x 200 x 200	2,500 x 1,800 x 250	5,000 x 3,000 x 350
	DN4	200 x 150 x 150	1,200 x 500 x 250	3,400 x 1,500 x 500
	DN5	200 x 150 x 150	2,500 x 1,800 x 350	5,000 x 3,000 x 900
	DS1	100 x 100 x 50	250 x 250 x 75	400 x 400 x 100
	DS2	200 x 150 x 150	900 x 700 x 300	2,200 x 2,000 x 700
	DS3	200 x 150 x 150	900 x 600 x 400	2,200 x 2,200 x 1,000
	DS4	200 x 150 x 150	1,800, 1,200 x 300	6,500 x 3,500 x 700
	DS5	200 x 150 x 150	900 x 400 x 250	2,400 x 1,200 x 600
Vilafruns	DV1	120 x 80 x 50	250 x 150 x 75	400 x 250 x 100
	DV2	200 x 150 x 90	450 x 250 x 120	1,200 x 700 x 200
	DV3	200 x 150 x 90	600 x 350 x 150	1,600 x 1,300 x 300
	DV4	150 x 100 x 75	350 x 200 x 100	1,000 x 600 x 150
Search ellipses orientated by: Distance 1 - along strike direction, Distance 2 – across strike direction, Distance 3 - orthoganal

11.11.2	Spatial Grade and Thickness Distribution

The spatial distribution of KClcorr (%) grades and seam thickness in the block model were reviewed by the QP and are shown in Figure 11.10 and Figure 11.11, respectively (also shown are the domains and the proposed mining panels). As consistent with the geological understanding, KClcorr (%) grades are observed to be generally lower in Seam A than Seam B while the thickness of Seam A is generally greater than Seam B.

a) Cabanasses Seam A – Block Model Showing KClcorr (%) Grades

Legend
KCL (%)
[ABSENT]
[0,10]
[10,20]
[20,30]
[30,40]
[40,50]
[50,60]
[60,70]
[70,100]
395000 E
400000 E
405000 E
4640000 N
4635000 N
DN1
DN2
DN3
DN4
DN5
DS1
DS2
DS3
DS4
DS5
1km
N
Y
Z

b) Cabanasses Seam B – Block Model Showing KClcorr (%) Grades

Legend
KCL (%)
[ABSENT]
[0,10]
[10,20]
[20,30]
[30,40]
[40,50]
[50,60]
[60,70]
[70,100]
395000 E
400000 E
4640000 N
4635000 N
DN1
DN2
DN3
DN4
DN5
DS1
DS2
DS3
DS4
DS5
1km
N
Y
X

Figure 11.10:  Block Model Showing Spatial Distribution of KClcorr (%) at Cabanasses

a) Cabanasses Seam A – Block Model Showing Seam Thickness (m)

Legend
THICKNESS (M)
[ABSENT]
[0,1]
[1,2]
[2,3]
[3,5]
[5,6]
[6,7]
[7,8]
395000 E
400000 E
405000 E
4640000 N
4635000 N
1km
N
Y
X

b) Cabanasses Seam B – Block Model Showing Seam Thickness (m)

Legend
THICKNESS (M)
[ABSENT]
[0,1]
[1,2]
[2,3]
[3,5]
[5,6]
[6,7]
[7,8]
395000 E
400000 E
405000 E
4640000 N
4635000 N
1km
N
Y
X

Figure 11.11: Block Model Showing Spatial Distribution of Seam Thicknesses (m) at Cabanasses

11.11.3	Grade Estimation Validation

Following grade estimation, a statistical and visual assessment of the block model was undertaken in order to:  1) assess successful application of the estimation passes; 2) to ensure that, as far as the data allowed, all blocks within mineralisation domains were estimated; and 3) the model estimates performed as expected.

The model validation methods used included: an on-screen visual assessment of drillhole and block model grades; a statistical grade comparison and swath analysis as shown in Figure 11.12.

a) Cabanasses: Seam A (060° – 10m Panels)	b) Cabanasses: Seam A (150° – 10m Panels)
c) Cabanasses: Seam B (060° – 10m Panels)	d) Cabanasses: Seam B (150° – 10m Panels)
Figure 11.12:  Example Swath Analysis for KClcorr (%) in A and B Seams at Cabanasses

Overall, the QP considers that globally no indications of significant over- or under-estimation were apparent in the model nor were any obvious interpolation issues identified. From the perspective of conformance of the average model grade to the input data, the QP considers the grade estimation by ICL Iberia to adequately represent the sample data used.

11.12	Reconciliation with Mining Production Data

Annual reconciliations are undertaken by ICL Iberia based on the end of year resource models. Production data including broken tonnes, hoisted tonnes and KCl grade are recorded while waste material stowed underground is estimated as a percentage of the total broken tonnes.  Mining losses are estimated as the difference between broken, stowed and hoisted tonnes. A mining dilution factor is applied, and the hoisted tonnes and grade (excluding dilution) are calculated and compared with the resource model.  A summary of the reconciliation for 2021 - 2023 at Cabanasses is shown in Table 11.10.

Table 11.10: Summary of Reconciliation of Cabanasses Resource Model with Mining Production Data
	Broken	Stowed	Hoisted		Mining Losses		Mining Dilution (Factor)	Hoisted (Excl. Dilution)		Resource Model
Unit	Tonnes	Tonnes	Tonnes	KCl (%)	Tonnes	%	%	Tonnes	KCl (%)	Tonnes	KCl (%)
2021
Seam A	1,356,464	115,299	1,013,279	20.9	227,886	22	13	878,513	24.2	1,376,907	23.2
Seam B	2,035,140	211,655	1,520,249	29.0	303,236	20	29	1,074,816	41.0	1,090,366	39.0
2022
Seam A	1,840,068	220,808	1,485,313	21.9	133,947	9	11	1,318,958	24.7	2,373,905	23.6
Seam B	1,765,516	247,172	1,425,134	28.8	93,210	7	31	979,067	41.9	968,484	40.9
2023
Seam A	1,528,914	143,758	1,183,049	20.8	202,107	17	16	991,395	24.8	1,657,311	22.5
Seam B	2,076,670	195,262	2,076,670	26.6	274,514	17	37	1,013,950	42.2	901,259	40.9
Stowed material estimated based on percentage of broken material as follows: • 2021 – Seam A: 9%, Seam B: 10% • 2022 – Seam A: 12%, Seam B: 14% • 2023 – Seam A: 8%, Seam B: 9%.

Overall, the reconciliation for Seam B shows the resource models compare well with production data:

•	For 2021, the resource model is within 2 % of the reported hoisted tonnes (excluding dilution) with lower KCl grades (39.0 % KCl verses 41.0 % KCl);
•	For 2022, the resource model is within 1 % of the reported hoisted tonnes (excluding dilution) with lower KCl grades (40.9 % KCl verses 41.9 % KCl);
•	For 2023, the resource model is within 11 % of the reported hoisted tonnes (excluding dilution) with lower KCl grades (40.9 % KCl verses 42.2 % KCl).

Reconciliation for Seam A is more difficult to assess due to mining being unable to extract the entirety of the seam. This is due to mining and geotechnical factors such as safe drift dimension sizes and the requirement for a crown pillar to be left between Seam A and Seam B (i.e. where the Seams are in proximity, extraction of Seam B is prioritised due to higher grades while the upper part of Seam A will be left as a crown pillar). This is recognised by ICL Iberia and is considered as part of the mine design process.

11.13	Mineral Resource Classification

The Mineral Resource classification methodology was reviewed by the QP considering the confidence in the drillhole data, the geological interpretation, geological continuity, data spacing and orientation, spatial grade and thickness continuity and confidence in the Mineral Resource estimation. A summary of which is provided in the following sections.

The Cabanasses and Vilafruns deposits exhibit laterally extensive potash mineralization with strong geological continuity over large distances. Mineral Resources are classified into Measured, Indicated and Inferred categories in accordance with the SEC definitions. For areas classified as Measured or Indicated Mineral Resources, the QP considers the level of confidence is sufficient to allow appropriate application of technical and economic parameters to support mine planning and to allow evaluation of the economic viability of the deposit.

The Mineral Resources were estimated in conformity with the SEC S-K 1300 regulations, and all Mineral Resource estimates presented in this TRS have been classified within the meaning of the SEC definitions.

Mineral Resources may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent Mineral Resource estimates.

11.13.1	Drillhole Data

Prior to February 2019, no formal QA/QC programmes were implemented by ICL Iberia. To verify the quality of the drillhole data completed prior to this date, a data verification review was completed by the QP (Section 9 – Data Verification).  Overall, the data verification confirmed the integrity of the data in the drillhole databases, and these data were considered by the QP to be suitable for the purposes of Mineral Resource estimation.

11.13.2	Geological Interpretation and Geological Continuity

The QP considers the geological interpretation is well understood and includes significant operational experience. The deformation (folding) of the potash seams observed in the ICL Iberia deposits, results in a higher level of geological complexity than generally observed in similar deposit types. However, the overall geological continuity of the seams within the near-mine area has been confirmed by seismic surveys, underground drilling and mining experience. Beyond the near-mine area, overall geological continuity has been confirmed by seismic surveys and surface drillholes.

11.13.3	Data Spacing and Orientation

Underground drilling using LHD is the main method of near mine exploration and is undertaken at a spacing of 80 – 150 m.  The drilling method results in low intersection angles within the potash seams, however, this is corrected for by ICL Iberia to better reflect true thickness and grade. The on-going reconciliation studies by ICL Iberia demonstrate the spacing and orientation of the LHD drilling is fit for purpose.  Surface drilling is used as step-out drilling to define resources beyond the near-mine area and is undertaken with a spacing of up to 1,700 m. Surface drilling is near vertical and intersects the potash seams as close to perpendicular as possible.

11.13.4	Spatial Grade Continuity

The higher level of geological complexity associated with the ICL Iberia deposits results in generally higher variabilities of grade and thickness of the potash seams compared with other potash deposits.  However, ICL Iberia has been successful in managing this variability through operational experience and mine planning.

11.13.5	Classification

The following criteria are used by ICL Iberia for the classification of Mineral Resources at Cabanasses and Vilafruns:

•
Measured Mineral Resources: are classified at DS1 and DV1 based on a drillhole spacing of
80 – 150m.  In addition, these areas have a significant production history and are subject to on-going reconciliation studies.

•
Indicated Mineral Resources: halo the Measured Mineral Resources within areas confirmed by surface drilling and/or seismic survey data.  Drillhole spacings within areas of Indicated Mineral Resources are up to 1,700m.

•	Inferred Mineral Resources: halo the Indicated Mineral Resources within the remaining licence area and are covered by seismic data or limited surface drilling.
•	Unclassified Mineral Resources: include non-recoverable resources or areas of low grade or low seam thickness. Unclassified resources were excluded from the Mineral Resource estimate.

Mineral Resource classification was set in the block model by ICL Iberia using wireframe perimeters. A plan view of the Mineral Resource classification for Cabanasses is shown in Figure 11.13.

Legend
Mineral Resource Classification
[Measured]
[Indicated]
[Inferred]
[Unclassified]
395000 E
400000 E
405000 E
4635000 N
4635000 N
395000 E
400000 E
405000 E
N
0
KM
1
Y
X

Figure 11.13:  Mineral Resource Classification for Cabanasses (Mined Out Areas in Blue)

The Mineral Resource classification methodology and associated data were reviewed by the QP. The QP is satisfied that the classification is appropriate based on the data available and the geological information and knowledge.

11.14	Depletion and Non-Recoverable Resources

Mined-out areas and non-recoverable (sterilised) resources include:

•	Mined-out areas based on underground mine survey data;
•	Resources located in close proximity to essential mine infrastructure (shafts and decline) are considered as non-recoverable and includes:
o	200 m safety pillar around Shaft IV; and
o	200 m safety pillar around the Cabanasses decline.
•
Resources located around the traces of completed surface drillholes are sterilised for safety reasons. These resources are not mined to prevent the drillhole trace from acting as a potential ingress of water into the mine:

o	For historical drillholes a radius of 50 m from the drillhole trace is considered as non-recoverable;
o	For recent drillholes which have been surveyed with modern downhole survey equipment, a radius of 25 m is used.
•
Resources located within 200 m of the Tordell Fault are sterilised to prevent possible water ingress on this major thrust zone. This zone is known to be structurally complex and it is thought the potash is absent from this area due to deformation.  The safety pillar is wider in the north than the south, as in the south the fault plane is below the potash workings; and

•	Areas identified as being below a cut-off grade of 10 % KCl and areas of low seam thicknesses are also considered by ICL Iberia as non-recoverable.

11.15	Prospects of Economic Extraction for Mineral Resources

Mineralisation above a cut-off grade of 10 %KCl is considered by ICL Iberia to have prospects for economic potential based on Company economic evaluation. Below this cut-off grade it is considered unlikely that the mineralisation will ever be targeted for mining. As is not uncommon for industrial minerals, the commodity price is not always applied, and the cut-off grade is rather based on the geological/mineralogical properties and processing efficiency to produce the required specification of product. Notwithstanding, a medium-long term potash price of US$373 /t FOB and operating costs are used to determine a breakeven cut-off grade of 10 %KCl for reporting Mineral Resources.

In addition to the cut-off grade, the following minimum seam thickness criteria is used by ICL Iberia to estimate the Mineral Resources:

Seam B:
•	1m for zones with dip angles of 5° to 14°.
•	0.5m for flat lying zones (<5° dip).
Seam A:
•	2m for steeply dipping of 5° to 14°.
•	1m for flat lying zones (<5° dip).

11.16	Mineral Resource Statement

The Mineral Resources have been estimated in compliance with the Securities and Exchange Commission requirements (SEC, 2018) and are reported in accordance with S-K 1300 regulations. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

The QP considers, the Mineral Resource estimates presented in this TRS are a reasonable representation of the mineralisation at the Cabanasses and Vilafruns deposits given the current level of sampling and the geological understanding of the deposit. The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant technical and economic factors that would materially affect the Mineral Resource estimate.

As of December 31, 2024, Cabanasses had 378.1 Mt of Mineral Resources compared to 378.8 Mt as of December 31, 2023, a decrease of 0.2 % that mainly resulted from a transfer of resources to reserves due to exploration drilling in 2024.

As of December 31, 2024, Vilafruns had 52.7 Mt of Mineral Resources and is unchanged from the 52.7 Mt as of December 31, 2023, due to the Sallent site being put on care and maintenance in 2020.

11.17	Risk Factors That Could Materially Affect the Mineral Resource Estimate

The Mineral Resource estimate is well-constrained by three-dimensional wireframes representing geologically realistic volumes of mineralization. Exploratory data analysis conducted on assays and composites shows that the wireframes represent suitable domains for Mineral Resource estimation.  Grade estimation has been performed using an interpolation plan designed to minimize bias in the estimated grade models. Mineral Resources are reported above a cut-off grade based on economic and operating cost criteria and minimum seam thickness criteria such that the Mineral Resource has reasonable prospects of economic extraction. Possible risk factors mainly relate to geological variability including deformation (folding) and its effect on the thickness of the potash seams. This is managed by ICL Iberia through exploration drilling programmes.

12	MINERAL RESERVE ESTIMATES

12.1	Summary

As Vilafruns mine is currently on care and maintenance, only the Cabanasses mine declares a Mineral Reserve at this time. The Mineral Reserve estimate was produced by ICL Iberia and reviewed by the QP. The review confirmed the Mineral Reserve estimate was completed to a standard deemed acceptable by WAI and in accordance with SEC definitions.

Mineral Reserves are those parts of Mineral Resources, which, after the application of all modifying factors, result in an estimated tonnage and grade that is the basis of an economically viable project. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the economically mineralised rock and delivered to the processing plant or equivalent facility. The term “Mineral Reserve” need not necessarily signify that extraction facilities are in place or operative, or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

The Mineral Reserve estimate for the Cabanasses mine is based on the Mineral Resource estimate presented in Section 11(Mineral Resources). Only Measured and Indicated Mineral Resources were converted to Mineral Reserves though the application of modifying factors. Inferred Mineral Resources within the mine designs were not converted to Mineral Reserves.

The Mineral Reserve statement for the Cabanasses mine is presented in Table 12.1.

Table 12.1: Summary of Mineral Reserves for the Cabanasses Mine – December 31, 2024
Classification	Tonnes (Mt)	Grade (% KCl)
Proven	35.9	25.2
Probable	59.4	25.8
Proven + Probable	95.3	25.6

Notes:
1.	Classification of Mineral Reserves is in accordance with S-K 1300 classification system.
2.	Mineral Reserves were estimated by ICL Iberia and reviewed and accepted by WAI.
3.	The point of reference for the Mineral Reserves is defined at the point where ore is delivered to the processing plant.
4.	Mineral Reserves are 100% attributable to ICL Iberia.
5.	Totals may not represent the sum of the parts due to rounding.
6.	Mineral Reserves are estimated using a cut-off grade of 19% KCl.
7.	A minimum mining width of 5m was used.
8.	Mineral Reserves are estimated using a metallurgical recovery of 86.5%.
9.	Mineral Reserves are estimated using a medium-long term potash price of $330/t FOB and a EURO:USD exchange rate of 0.91.

12.2	Mineral Reserve Estimation Methodology

Mineral Reserves are defined using a payability calculation (thickness x grade) and cut-off grade. The economic areas of the deposit are then defined on a panel-by-panel basis in a global database.    Wireframes of the mineralisation coded with the geological data from the Mineral Resource model are imported into DeswikCAD UG design software, and the production panels, infrastructure and associated development are designed to demonstrate a practical mining strategy for the LOM. The diluted and recovered tonnes and grade data is applied to the wireframe panel-by-panel. The mine design data is then exported through DeswikSched UG scheduling software, and practical mining sequencing and rates are applied to produce a realistic life of mine schedule from which the Mineral Reserve estimate is derived. Examples of the mine design layout at Cabanasses are shown in Figure 12.1 and Figure 12.2.

Figure 12.1:  Schematic Overview of the Life of Mine Design Layout at Cabanasses, Showing
Existing Workings (grey), Seam A (green), Seam B (red), and Planned Infrastructure

Figure 12.2:  Schematic Detail of Mine Planning Layout at Cabanasses Showing Seam A (Green),
Seam B (Grey) and Planned Infrastructure

12.3	Dilution and Mining Recovery

Mining dilution and recovery are applied on a panel-by-panel basis based on the data available from neighbouring blocks and underground drillhole data. Dilution is estimated at 18% (ranging from 16 -24%) in Seam A and 30% (ranging from 26 – 33%) in Seam B, based on neighbouring data and historic reconciliation. Mining recovery ranges from 25 – 60 % with an average of 45 % in Seam A and 35 % in Seam B.

12.4	Cut-Off Grade

The Mineral Reserve cut-off grade is derived from actual operating costs associated with the mine and plant operations. Metallurgical recovery is calculated as 86.5 % based on actual plant recovery. A medium-long term potash price of $330/t FOB is used. Based on this, an economic cut-off grade is calculated. ICL Iberia then applies a margin to the economic cut-off to derive an operational cut-off grade of 19.0 % KCL which reflects the current processing plant feed requirements. Mineral Reserves are estimated using a 19.0 % KCl cut-off grade.

The QP has reviewed the cut-off grade calculation and associated inputs and considers them to be appropriate.

12.5	Mineral Reserve Statement

The Mineral Reserves have been estimated in compliance with the Securities and Exchange Commission requirements (SEC, 2018) and are reported in accordance with S-K 1300 regulations.

The QP considers, the Mineral Reserve estimates presented in this TRS have been estimated using industry best practices. The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant technical and economic factors that would materially affect the Mineral Reserve estimate.

As of December 31, 2024, Cabanasses had 95.3 Mt of Mineral Reserves compared to 96.3 Mt as of December 31, 2023 a net decrease of 1 % mainly due to ongoing mining operations offset by conversion of resources to reserves resulting from exploration drilling in 2024.

12.6	Risk Factors That Could Materially Affect the Mineral Reserve Estimate

The QP considers the Mineral Reserves are subject to the type of risks that are common to the mining industry and include changes in: commodity price, costs (mining, processing and G&A), geology (including continuity of the potash seams), geotechnical or hydrological design assumptions, mining recovery and dilution (the folded nature of the potash mineralisation on a local scale results in variable dilution and mining recoveries on a panel-by-panel basis), metallurgical recoveries, marketing, and assumptions on mineral tenure, permitting, environmental permitting and social license to operate.

13	MINING METHODS

The Cabanasses and Vilafruns mines comprise modified room and pillar operations. The Vilafruns mine has been on care and maintenance since 2020 and no production is currently planned. The Cabanasses mine is a flat-lying operation at a depth of between 700 - 1,000 m, extending up to 4 km in width and over 7 km along strike. Two potash seams (Seam A and Seam B) are the targets for extraction, with prioritisation of Seam B due to higher grades. Seam A is 5 – 7 m thick at a grade of around 24 – 30 % KCl while Seam B is approximately 2 – 5 m thick at a grade of around 45 % KCl. The following section details the mining methods used at the Cabanasses mine.

13.1	Geotechnics and Hydrogeology

An in-house-modified Q index based on Barton (1974) is used for geomechanical classification. This is based on potash and rock salt specifics, including seam thickness, orientation, folding and roughness, alteration and spacing, lithology, and induced stress relative to nearby workings. This system has been in place for some years and shows suitable operational correlation. Generally, 2.4 - 3.0 m resin bolts are installed, with mesh where required, and 4.0 m cable bolts are installed in large intersections over 12 m span.

A secondary geotechnical assessment method is used primarily for the infrastructure drives in the rock salt levels. This assesses the joint length, aperture, shear, delamination, and rock bolt conditions. This is reviewed periodically due to the closure creep of the drives and the rate of access.

Geotechnical mapping and analysis of active faces takes place at the start of every shift. Rock support installation is required to be completed within defined timeframes to prevent de-stressing. A new bolting and mesh installation machine has been commissioned, and there is widespread use of polypropylene mesh for support where required.

Areas of historic workings creep close and are generally inaccessible three years after mining. As a result, the main haulage and access drives are reamed out with a continuous miner every couple of years as required.

The mine is dry except for water ingress at the decline. This water is collected and pumped to the surface for treatment.

13.2	Mine Production

Cabanasses is mined using a modified room and pillar method with electric powered continuous miner machines. Production panels are defined, and the continuous miners extract in these following the visible seam in the face. The potash is cut by a moveable boom-mounted rotary cutting head on the continuous miner and cuttings are collected and fed into a conveyor that discharges the mined material to the rear of the machine where it is loaded into 25 t diesel powered haul trucks. The trucks haul to ore passes which allows the material to drop to the development level in the salt horizon and an internal conveyor system transports it to the decline. The 5 km decline is installed with a conveyor that transports the material to the Súria processing plant located on the surface. In addition to transporting potash, the conveyor is also used to batch transport some salt mined during development of the underground access in the development level.

Ore passes connect the potash development with the main access level. Production in Seam A (being thicker) generally takes a full face of mineralised material whereas in Seam B there is more internal waste extracted. However, the higher grades in Seam B generally make this seam more payable.

13.3	Underground Infrastructure

13.3.1	Shafts and Decline

The Cabanasses mine is accessed by two shafts and the decline. The shafts are used for worker access and ventilation while the decline is installed with a conveyor for transporting mined material. The decline was completed in April 2021 and increased the haulage capacity of the mine to 1,000 tph (compared with previous shaft hoisting capacity of 400 tph) and increased ventilation of the mine.

13.3.2	Main Access and Transport

Main access to the mine is via shaft. At the main underground shaft station, a shift change and production management station is situated. Personnel transport is generally with diesel light vehicles (modified Land Rovers) which are kept underground.

Main access across the extents of the orebody is through two straight infrastructure drives excavated within the underlying salt mineralisation (development level). From these drives, crosscuts extend across the width underlying the potash mineralisation. The main access development dimensions are 9.5 m x 7.5 m and includes the main conveyor system.

13.3.3	Potash Access

Internal ramps are excavated to connect the underlying infrastructure crosscuts with the overlying potash mineralisation. Once the potash seams are reached then a standard orepass and loading layout area is excavated for each production panel to allow production access and management. Access development dimensions in the potash production levels are 8.2 m x 5.2 m.

13.3.4	Ore and Waste Handling Systems

Potash mineralisation is excavated using continuous miner machinery. The broken ore is discharged from the machines into the waiting trucks. The trucks shuttle the ore to an orepass arrangement at the accesses to the production panels. This standardised orepass and loading layout contains access tunnels and primary and secondary orepasses used for ore handling and temporary ore storage. The one-meter diameter orepasses discharge to a loading facility on the underlying infrastructure level. On this level LHD loaders transfer the ore to the conveyor system. The conveyor network branches towards the main salt infrastructure drive conveyors, and this system extends up the decline to surface. Salt through which the development level is excavated is either stowed underground (approximately 15%) or hauled up the main decline conveyor system in batch campaigns twice a week.

13.3.5	Ventilation

The ventilation system involves air intake down both shafts which then circulates the working areas and exhausts back out of the decline. A new main underground 3.2 MW fan was commissioned in 2023, to replace the two previous 1.5 MW fans which ran in parallel. The new fan is on the main level along from the shaft bottom and intakes fresh air down both shafts. The fan currently displaces 480 m3/s. The two previous fans remain connected in standby. The increased ventilation within the mine has allowed production to increase with additional continuous miners, haulage trucks and ancillary equipment able to operate in the mine for longer periods of time.

A third ventilation shaft is planned to be sunk in 2026, located at the eastern end of the current production area. This new shaft will provide 500 m3/s fresh air intake at the production end of the mine, and ventilation in the existing intake shafts will be switched accordingly.

13.3.6	Mine Layout

A plan view of the existing mine layout and the life of mine plan is shown in Figure 13.1.

01-Jan-25 to 01-Feb-25
01-Jan-30 to 01-Feb-30
01-Jan-35 to 01-Feb-35
01-Jan-40 to 01-Feb-40
01-Feb-45 to 01-Mar-45
01-Jun-46 to Finish

Figure 13.1: Plan View of Existing Layout (Grey) of the Cabanasses Mine and Life of Mine Plan
(5-year Increments) Showing Seam A (green) and Seam B (red)

13.4	Production

The previous four years of potash production from the Cabanasses mine is presented in Table 13.1.

Table 13.1: Cabanasses Mine Production (2021 to 2024)
	2021	2022	2023	2024
Ore Hoisted (kt)	2,534	2,928	2,795	3,247
Tonnes Processed (kt)	2,534	2,928	2,790	3,217
Head Grade (% KCl)	26.4	25.3	24.3	26.7
Saleable Product (kt)	599* / 614**	664* / 680**	584* / 601**	786* / 802**
Saleable Product Grade (% KCl)	95.5	95.3	95.5	95.5
Metallurgical Recovery (%)	85.3	85.2	86.5	87.0

*Excluding white potash production
**Including white potash production

13.5	Life of Mine Schedule

Following the completion of several expansion projects, the annual production capacity of the Súria processing plant is approximately 1.1 Mtpa of potash product. Mining operations at the Cabanasses mine continue to ramp-up to meet the processing plant capacity. In 2025, the plant is forecast to produce 0.97 Mt of potash product and is forecast to reach 1.1 Mt in 2027. The maximum hoisted ore tonnes are 5 Mtpa. The production focus in the short to medium term is the eastern area (Agenaise zone) of the mine. Due to the large horizontal extents of the underground workings, it is more efficient to concentrate production in one area to avoid long tramming.

The LOM schedule for the Cabanasses mine is shown in Table 13.2 and runs from 2025 to 2045 (inclusive). The Mineral Reserve estimate is based on the LOM schedule.

Table 13.2: Cabanasses Life of Mine Schedule
	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Waste Tonnes (Mt)	0.52	0.59	0.71	0.64	0.68	0.66	0.72	0.70	0.73	0.78	0.65
Proven Ore Tonnes (Mt)	4.05	4.24	3.76	2.18	0.82	0.09	0.17	0.84	0.08	0.79	1.53
KCl (%)	25.83	25.57	25.95	25.43	25.17	25.36	29.71	29.26	22.00	23.11	26.72
Saleable Product (Mt)	0.97	1.00	0.90	0.51	0.19	0.02	0.05	0.23	0.02	0.17	0.38
Probable Ore Tonnes (Mt)	-	0.11	0.75	2.60	3.97	4.54	4.42	3.81	4.53	3.77	3.15
KCl (%)	-	24.70	26.99	24.85	27.72	29.26	29.76	27.80	26.77	26.99	28.46
Saleable Product (Mt)	-	0.02	0.19	0.60	1.01	1.22	1.21	0.98	1.12	0.94	0.83
Total Ore Tonnes (Mt)	4.05	4.35	4.51	4.78	4.78	4.63	4.59	4.65	4.60	4.56	4.69
KCl (%)	25.83	25.55	26.12	25.12	27.29	29.18	29.76	28.06	26.69	26.32	27.89
Saleable Product (Mt)	0.97	1.03	1.09	1.11	1.20	1.24	1.26	1.20	1.13	1.11	1.20

	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	Total
Waste Tonnes (Mt)	0.62	0.72	0.67	0.62	0.75	0.68	0.64	0.63	0.50	0.09	13.30
Proven Ore Tonnes (Mt)	0.98	1.27	1.38	3.14	3.60	2.60	1.21	0.64	1.80	0.72	35.89
KCl (%)	23.84	23.92	25.43	24.71	22.56	24.94	22.22	26.61	26.71	28.29	25.20
Saleable Product (Mt)	0.22	0.28	0.32	0.72	0.75	0.60	0.25	0.16	0.44	0.19	8.35
Probable Ore Tonnes (Mt)	4.04	3.67	3.14	1.43	0.65	1.89	3.37	3.95	2.66	2.96	59.40
KCl (%)	25.37	25.14	26.65	26.33	24.49	23.29	20.87	22.30	20.03	21.66	25.79
Saleable Product (Mt)	0.94	0.85	0.77	0.35	0.15	0.41	0.65	0.82	0.50	0.60	14.14
Total Ore Tonnes (Mt)	5.02	4.94	4.52	4.57	4.25	4.50	4.58	4.59	4.46	3.68	95.29
KCl (%)	25.07	24.82	26.27	25.22	22.86	24.25	21.22	22.90	22.72	22.96	25.57
Saleable Product (Mt)	1.16	1.13	1.10	1.06	0.90	1.01	0.90	0.97	0.94	0.79	22.49

Notes:
1.	Ore tonnes are Proven and Probable Mineral Reserves as presented in Section 12 of this report.
2.	Mining losses and mining dilution applied as detailed in Section 12 of this report.
3.	Totals may not represent the sum of the parts due to rounding.

13.6	Mining Equipment

ICL Iberia currently operates a fleet of 22 continuous miners, the majority of which are active, that offer the flexibility required for mining at Cabanasses. This number has been increased since 2021 due to production expansion and ventilation improvements. Currently approximately 10 continuous miners are engaged on production at any one time, supported by at least two trucks each, four are engaged on infrastructure, and the remainder of the fleet are under maintenance.

The continuous miners are supported by a fleet of trackless equipment. Underground haul trucks shuttle the material from the face (from the discharge point of the continuous miners) to the ore passes which enables vertical transfer to the conveyor system and scoop trams are used for loading onto the conveyor, stockpile management and other general material movement.  A support fleet of scalers, rock bolters and service vehicles operate in the mine. A summary of the mining equipment is presented in Table 13.3.

Table 13.3: Summary of Mining Equipment
Machine		№ of Items
Continuous Miners	MINADOR ALPINE AM-85	4
	MINADOR ALPINE MR-520	13
	MINADOR ALPINE AM-50	5
Trucks	CAMION WAGNER MT436B	25
	GHH SK-A30.1	5
Bolting machines	JUMBO SANDVIK TAMROCK	1
	JUMBO SANDVIK DS311D	8
	JUMBO SMAG	1
Scaling machines	LIEBHERR 912	3
	LIEBHERR 900 LIPTRONIC	1
	LIEBHERR 916	3
	PAUS PSCALE 8-T	1
LHDs	PALA WAGNER ST 8B	11
	PALA WAGNER ST 1030	6
	PALA WAGNER ST 14	9
Auxiliary Machinery	PALA BOB-CAT S-220	2
	PALA BOB-CAT S-630	4
	MANIP. BOB-CAT T40140	8
	MANIP. BOB-CAT T41140	9
	MANIP. BOB-CAT T2250	2
	MANIP. BOB-CAT T3571	1
	MANIP. BOB-CAT T35 120SL	1
	MANIP. MERLO	2
	MANIP. JCB 540V140	1
	NEXTRENCHER FC-2600	2
	LIGHT TRUCK CAMION CATERPILLAR	2
	LIGHT TRUCK CAMION WAGNER MT436B	1
	LIGHT TRUCK IVECO DAILY	2
	CRANE GRUA PAUS	3
	AUSA M250M	2
	CRANE GRUA GETMAN A-64	2

13.7	Mining Personnel

The operations workforce is divided into two groups:

•	Ordinary shifts: 170 people within six teams working on three shifts (9 hours)
•	Asynchronous shifts: 126 people within five teams working on three shifts (8 hours)

Operations supervisory personnel total 20 people across the shifts. The total number of mining personnel at the Cabanasses mine is summarised in Table 13.4.

Table 13.4: Mining Personnel at Cabanasses Mine
Department	Number
Operations	304
Maintenance	144
Geology	8
Survey	11
Planning	7
Rock Mechanics	10
Operational Excellence, Innovation & Process Engineering	2
Health & Safety	4
Total	492

14	PROCESSING AND RECOVERY METHODS

The Súria processing plant has been operating since the early 1950’s. The current processing plant consists of areas of ROM ore storage, crushing, wet grinding, flotation, potash concentrate and tailings dewatering, drying and compaction. There are separate warehouses for the final Standard and Granular potash products. In addition to the potash production facilities, there is a vacuum salt plant that produces two salt products (industrial salt (UVS) and specialties salt (SP salt)) and a white potash product. There is a separate warehouse for the vacuum salt products.

The potash processing facility has undergone an expansion, with the removal of aged equipment and installation of new equipment to allow production to increase from circa 600,000 tpa of potash product to approximately 1.1 Mtpa and this was completed in 2023. This allows the process plant to process a maximum of approximately 5 Mtpa of ore. A rock salt facility was successfully commissioned in 2022 and produces salt for de-icing purposes. In addition, overhead power lines and the HV substation were upgraded along with the rail load out facilities at the processing plant. At the Barcelona port, a new berthing facility and warehousing with new ship loading conveyors were constructed.

14.1	Process Description

A summary block flow diagram of the current flowsheet is shown in Figure 14.1.

OLD WET CRUSHING
ROM
DRY CRUSHING
NEW WET CRUSHING
CYCLONING
HYDROS
BRINE RECOVERY
BRINE
ORE
SALT
KCl
SLIME
SALT + SLIME
CONCENTRATE
BRINE
REGRINDING
COARSE ROUGHER
FINE ROUGHER
THICKENER
COARSE CLEANERS
FINE CLEANERS
TAILS FILTERING
CENTRIFUGING
VACUUM FILTERS
SLIMES FILTERING
TAILS DISPOSAL
DRYING
NaCl + Others
K Cl
0 ORIGINAL ISSUE JV RL FEB 2021
Via Augusta, 4 08006 Barcelona
Ribera de Loira, 46 28042 Madrid
ICL Iberia Súria & Sallent
AMPLIACIÓN DE LA CAPACIDAD DE PRODUCIÓN EN LA PLANTA DE SÚRIA.
ENLARGE PRODUCTION CAPACITY AT SÚRIA TREATMENT PLANT
PROYECTO EJECUTIVO. DETAILED ENGINEERING
DIAGRAMA DE BLOQUES. SITUACIÓN ACTUAL
BLOCK DIAGRAM. CURRENT SITUATION
IPPSU0140-3100-PR-DBD-0001
25.000
1/**
PR-DBD-0001

Figure 14.1:  Summary Block Flow Diagram of the Súria Processing Plant Flowsheet

14.1.1	Crushing

ROM ore is conveyed up the decline to a covered storage area and deposited using a tripper system.  The ore is then fed via front end loader through a bin to the dry crushing plant. A magnetic separator removes any tramp steel. The ore is then split into three parallel lines where it is screened, with undersize passing to a silo, and the oversize being crushed in primary impact crushers and conveyed back to the head of the crushing circuit (a closed circuit with the screens). Normally, only two lines are required to operate unless throughput exceeds 500 tph. A Spectraflow Analyser provides real-time analysis of % KCl and other parameters.

14.1.2	Rod Milling

The crushed product from the silo is conveyed to a splitter and the ore is screened in several parallel circuits using sieve bends.  The screen undersize reports to the classification circuit while the screen oversize is wet ground in rod mills, using brine as dilution water.

14.1.3	Classification

The milled product is classified in hydrocyclones and the underflow reports to the coarse flotation circuit.  The overflow is thickened and the underflow reports to the fine flotation circuit.  Thickener overflow reports to the brine circuit.

14.1.4	Coarse Flotation

Classification cyclone underflow reports to three parallel lines of rougher flotation cells with the rougher concentrate reporting to two parallel lines, each with three cleaning stages (only two rougher flotation lines and one cleaner line are required unless throughput exceeds 480 tph).  The final cleaner concentrate reports to the final concentrate filtration circuit. The combined cleaner tails report to the fines flotation circuit, rather than the regrind circuit. The combined rougher flotation tails report to the regrind circuit.  An amine collector is used, together with frother and a depressant.

14.1.5	Flotation Tails Regrinding

The rougher flotation tails are screened on sieve bend screens and the screen undersize reports to the tailings thickening and filtration circuit. The screen oversize is reground in rod mills and then further screened with sieve bends, with the screen oversize reporting back to the coarse flotation circuit and the screen undersize reporting to the fine flotation circuit.

14.1.6	Fine Flotation

The feed for the fine flotation circuit is classification thickener underflow and screen undersize from the reground flotation tails.  The circuit consists of five parallel lines of rougher cells with the rougher concentrate cleaned in three stages of four parallel lines of cleaners. All cleaner concentrates are combined and report to the final concentrate filtration circuit. The combined cleaner tails report back to the head of the roughing circuit. The rougher tails report to the tailings thickening and filtration circuit.

14.1.7	Tailings Thickening and Filtration

The final tailings streams (coarse flotation tails screened undersize and fine flotation rougher tails) are split into several parallel clarifiers, with the overflow reporting to the brine circuit and the underflow reporting to three horizontal belt vacuum filters. The dewatered tailings stream is principally salt and is conveyed to the top of the salt mountain for disposal. A portion of the tails feed steam is also fed to a bank of hydrocyclones, with the underflow also reporting to the belt filters and the overflow further clarified.  Clarifier underflow is filtered and overflow reports to the brine circuit. The cyclones are required due to capacity limitations of the horizontal belt filters and effectively dewater the tailings prior to filtration to increase the capacity.

14.1.8	Concentrate Centrifuging and Filtering

Coarse flotation concentration reports to a series of centrifuges and the centrifuge product is conveyed to the drying plant. Fine flotation concentrate reports to a vacuum belt filter with the product also reporting with the centrifuge product to the drying plant.

14.1.9	Drying Plant

The drying plant consists of the four original dryers, to produce both standard and granular products, plus the new fifth dryer installed as part of the plant expansion project. The filtered coarse and fine flotation concentrate reports to the drying plant, where it is dried in gas-fired fluid bed dryers. The gas from each dryer passes through three dry cyclones in series and is then scrubbed in brine before venting to atmosphere. The dried concentrate from the bed of the dryers forms the standard potash product. The dried concentrate from the cyclones, augmented as necessary by the standard product from the bed, goes to the granular product compaction plant. There is more demand for granular product.

While the new dryer was originally designed to replace the four original dryers, at present, the new dryer can only operate with Compaction Plant No.2, whereas the four original dryers can operate with both Compaction Plants No.1 and No.2. Therefore, at this stage, the four original dryers are still being operated due to some operational issues with Compaction Plant No.2. The plan is still to operate eventually with only the new dryer.

14.1.10	Compaction Plant

The concentrate from the cyclones is fed to a gas-fired rotary kiln where the potash is heated to 160°C. This serves to destroy the amine flotation collector, which inhibits compaction, and heats the potash for compaction. The kiln product is screened to eliminate any oversize material and fed to the compaction rolls, where it is compressed into a flat cake. The cake then passes to a breaker and a hammer mill in series and the hammer mill product is screened on a double deck screen. Oversize is crushed in a secondary hammer mill and returned to the screen. The granular product (>2 mm <4 mm) is taken from the oversize of the lower deck of the screen, while the lower deck undersize is recycled to the rotary kiln discharge. The finished granular product is conveyed to a warehouse where it cools before despatch by road or rail.

14.1.11	Brine Circuit

The combined brine streams from the various clarifier and thickener overflows are further clarified in two stages, with the overflows from the first stage recirculated back to the plant as brine solution for wet grinding and dilution requirements. The clarifier underflow from the second stage reports to a filter press, where the filtered material is disposed with the filtered flotation tails and conveyed to the salt mountain. The second stage clarifier overflow returns to the head of the clarification circuit.  Excess brine solution in the circuit reports to the Collector culvert for final disposal to the sea.

14.2	Processing Personnel

The personnel at the Súria processing plant, including laboratory, is summarised in Table 14.1.

Table 14.1: Súria Processing Plant Personnel
Area / Department	Number
Operation	67
Maintenance	43
Laboratory	10
Process Control	5
Weigh Scale	2
Vacuum Salt Plant	27
Total	154

14.3	Discussion on Processing and Recovery Methods

The plant expansion to achieve 1.1 Mtpa of potash product was completed in 2023 and the new Jameson cells are installed and operational. It is planned to install two more cyclones to increase the tailings filtration capacity. To reduce the recirculation of crushed product to increase throughput, larger screens will be required and there is an on-going project to screen out the +0.5 mm material from the rougher flotation tailings, which is of sufficient grade that it does not require cleaning. A successful pilot plant trial was recently completed.

A SCADA based AVEVA PI Vision system was installed in 2023 and is operated within a central control room, for real-time data acquisition, current and historical reporting, closed circuit television screening and other controls. This has proved to be very effective. In addition, senior management has access to an App of the system on their mobile phones, which can be accessed at any time.

Metallurgical recovery achieved in the processing plant in 2024 was 87.0 % and was an increase from 86.5 % achieved in 2023. However, for conservatism Mineral Resources and Mineral Reserves have been estimated using a metallurgical recovery of 86.5%.

15	INFRASTRUCTURE

Infrastructure associated with the operation includes the Cabanasses and Vilafruns underground mines, mineral processing plants and associated infrastructure, salt (as brine solution) transportation pipeline (collector pipe), water treatment facilities, rail line and port facilities at Barcelona port. There is a well-maintained network of paved highways, rail services, excellent telecommunications facilities, national grid electricity and gas, and sufficient water supply.

15.1	Surface Layout

Surface layouts of the Cabanasses and Vilafruns mines are shown in Figure 15.1 and Figure 15.2.

Figure 15.1: Surface Layout of the Cabanasses Mine (Súria)

Figure 15.2: Surface Layout of the Vilafruns Mine (Sallent)

15.2	Roads

The Cabanasses and Vilafruns mines are accessed by the national highways. Cabanasses is located 15 km north-northwest of the city of Manresa and can be accessed by a continuation of the C-55 to the town of Súria. Vilafruns is located 20 km north-northeast of Manresa and can be accessed via the C-25 and C-16 roads through the town of Sallent.

15.3	Rail

A designated railway line is used to transport potash and salt from the Súria processing plant to the Barcelona port. ICL Iberia owns and maintains approximately 1.5 km of railway at the Súria site that connects to the regional rail network. In 2024 up to four trains left daily each with a total payload capacity of 840 tonnes, spread out over approximately 21 freight cars. The rail route for potash transport from Súria to the terminal in the port of Barcelona is about 80 km. The rail load out facilities at the Súria processing plant were recently upgraded with work completed in 2023. The train traction engine and part of the bulk freight car rolling stock is operated by the owner and operator Ferrocarrils de la Generalitat de Catalunya (FGC).

15.4	Port

ICL Iberia owns and operates its own port facilities through its subsidiary, Tráfico de Mercancias, S.A (Tramer), which consist of bulk potash and salt storage facilities, including conveyor unloading facilities and product storage warehouses. The facilities at the port of Barcelona comprise an area of 80,492 m2 divided into three zones. The facilities have been upgraded (work completed in 2023) and allows the transport and export of about 2.3 Mtpa of potash and salt products.

15.5	Energy

The power used by the operations is purchased from third party electric companies and is generally produced from green energy sources. In addition, gas is supplied by national service providers.

15.6	Water

The operations are connected to national service providers for water. In addition, ICL Iberia has abstraction permits to take water from the Cardener River for industrial use.

15.7	Effluent Water

The mines are dry and no water is required to be pumped from underground to surface (with the exception of some water collected from the decline). Ground water and surface run-off associated with the salt waste dumps is collected and processed through water treatment facilities to reduce levels of dissolved salt.

15.8	Waste Dumps and Salt Transportation Pipeline

No tailings storage facilities are required by the operations. Flotation reject material from the processing plant consists of salt which is dewatered and conveyed to a surface waste dump. In addition, an 80 km pipeline (“Collector pipe”), constructed in 1989, is used to transport a proportion of this salt waste (as brine solution) for disposal in the Mediterranean via an outflow located to the south of Barcelona. The location of the pipeline is shown in Figure 15.3.

Figure 15.3: Salt Transportation Pipeline from Catalan Potash Basin to Mediterranean

An additional pipeline (along-side the existing one) is being constructed and is due for completion in 2027. With this second pipeline the requirement for disposal of salt on the surface waste dump will be reduced. In the short to medium term the existing waste dump will be required for salt disposal and an additional area has been approved for use and is to be prepared and lined. After this, a further expansion of the new area is being applied for, with a public consultation process currently underway. Options to further reduce the amount of salt required for disposal on the waste dump, including the potential to increase production of saleable salt products at the salt crystallisation plant, are being investigated by ICL Iberia.

16	MARKET STUDIES

16.1	Potash Market

Most potash reserves are located in Canada, Russia, and Belarus which hold 46.1%, 34.6%, and 7.9% of global reserves respectively (2023). Current global recoverable potash deposits are estimated to be in the region of 250 billion tonnes and approximately 90% of global production comes from Canada, Russia, Belarus, China, Israel, and Germany.

World production of potash was lower in 2023 due to supply drawdown after 2022 when supply uncertainty from economic sanctions on Belarus and Russia caused potash prices to rise in the first half of 2022 but fell in the second half of 2022 and into 2023 as stocks increased. Asia and South America are the leading regions for potash consumption.

Global potash production is projected to increase to about 67.6 Mt by 2026 (from 64.3 Mt in 2023) according to the Mineral Commodities Summary 2024 by the US Geological Survey. Most of the increase would be due to new mines and expansion projects in Laos and Russia, as well as new mines in Belarus, Brazil, Canada, Ethiopia, Morocco, Spain, and the United States which are planned to begin operation post 2026.

16.2	Demand

Potash is primarily used in the production of fertilizer for agriculture and has widespread usage throughout the world making it a globally important mineral commodity. Between 2013 and 2023, global potash demand increased by 2.6 % per annum, with arable land per person steadily decreasing, and a further growth of 2.1 % per annum has been forecast between 2023 and 2048 due to the increased need for higher crop yields, leading to an increased requirement for fertilisers and a strong long-term future for potash demand.

The following potash demands were determined for Brazil, China and the United States:

•
Brazil is one of the largest consumers of potash globally with 95 % of potash imported from Canada, Russia, Germany and Israel, making up 25 % of the global imported potash. However, the Autazes Potash Project is expected to supply a significant portion of Brazil’s annual potash demand for the next three decades once it comes online around 2029.

•
In 2023, China made up 21 % of the global imported potash. In 2024, China initiated a MOP import contract with a Russian supplier to reboot the dormant market which is likely to influence buyers’ bids in other key regions such as south-east Asia and Brazil. A Chinese MOP producer has also started construction on a new potash plant in Laos which is expected to be producing 1 Mt/yr by the end of 2026 with exports in early 2027, making it the third in the country. In June 2024, China introduced additional restrictions on fertilizer exports to stabilise domestic prices and safeguard food security but have interrupted global fertiliser supplies, prompting countries such as India and South Korea to seek alternatives in a market already impacted by geopolitical tensions and disrupted shipping routes.

•
The US is one of the top producers of potash globally but still imports additional resources to meet their needs. The potential introduction of import tariffs for all imports from Canada will have a significant impact on potash, as suppliers will either lower their prices to mitigate this or keep them the same but risk losing their US market, meaning the US may have to source potash from other regions and affecting the overall global market as US demands for potash increase.

16.3	Commodity Price Projections

ICL Iberia has used a medium-long term potash selling price of $373/t FOB for estimation of Mineral Resources and a medium-long term selling price of $330/t FOB for estimation of Mineral Reserves.

16.4	Contracts

16.4.1	Potash Sales Contracts

ICL Iberia’s products are sold under contracts to customers globally and are exported from Barcelona port.

16.4.2	Other Contracts

ICL Iberia has numerous contracts in place with suppliers for materials and equipment required by the operation. These are usual contracts for an operating mine.

17	ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTITAIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS

17.1	Permitting

A summary of the permits granted to ICL Iberia is shown in Table 17.1.

Table 17.1: Summary of ICL Iberia Permits
Permit	Description	Granted by	Granted on	Duration	Renewal
SÚRIA
Mining Concession	Roumanie Mining Concession for the activity of Potash extraction	MAGC	April 27, 1977	90 years	-
Environmental Authorisation	Main Environmental Authorisation, for activity of potash mining with Environmental Impact Assessment.	MAGC	September 11, 2006	Linked with the Mining Concession	Every four years, or in case of modification of the activity.
	Modification of the Environmental Authorisation, for potash mining with Environmental Impact Assessment	MAGC	March 4, 2014	Linked with the Mining Concession	Every four years, or in case of modification of the activity.
	Modification of the environmental authorisation	MAGC	June 6, 2016	Linked with the Mining Concession	Every four years (or 2 years for waste disposal)
	New modification of the environmental authorisation to increase production capacity	MAGC	November 19, 2021	Linked with the Mining Concession	Every four years, or in case of modification of the activity.
Urban & Environmental License for Salt Stockpiling	The current salt deposit in Súria has an authorisation with environmental impact assessment to enlarge the capacity of such deposit.	MAGC	October, 2018	Linked with mining concession	Enlargement application has been submitted. Estimated in May 2025.
Water Disposal	Water concession for extraction of natural water for industrial process (1.4 hm3)	ACA	June 9, 2017	25 years	-
Brine Collector Discharge	Water concession to release wastewater to the environment (53 litres/second)	ACA	November 12, 2019	5 years	New authorization is being processed. Documentation submitted on October 8, 2024
New Water Disposal	Water concession to use treatment water from Manresa SWTP (6.8 hm3)	ACA	April 9, 2021	25 years	-
Restoration Plan for Súria Activity	Restoration Plan	MAGC	July, 2018	5 years	Documentation submitted in October 2023. Awaiting final resolution.
GHG Concession	Right to emit GHG to the atmosphere	DGQA	December 22, 2020	8 years	-
PRTR	Declaration of the annual amount of pollution substances released to the environment	ARC	March 3, 2017	Report yearly	-
SALLENT
Mining Concession EMERIKA	EMERIKA Mining Concession for the activity of Potash extraction	MAGC	August 11, 1977	90 years	-
Environmental Authorisation of the Activity	Main Environmental Authorisation, for activity of potash mining with Environmental Impact Assessment.	MAGC	April 29, 2008	Linked with the Mining Concession	Reviewed every four years, or in case of modification of the activity.
Water Disposal/Supply	Water concession to use natural water for industrial process (0.8 hm3)	ACA	April 19, 2017	5 years	Application submitted for 1.5 Hm3/year. Expected in June 2025.
New Water Disposal/Supply	Water concession for treatment of water from Sallent SWTP (0.9 hm3)	ACA	May 8, 2020	50 years	-
Brine Collector Discharge	Water concession to release wastewater to the environment	ACA	March 24, 2024	5 years	-
Restoration Plan for Sallent Activity	Restoration Plan	MAGC	March, 2022	5 years
Air Emission Concession	Right to emit substances to the atmosphere	DGQA	November 27, 2018	8 years	Will not be renewed as no longer applicable to Sallent.
GHG Concession	Right to emit GHG to the atmosphere	DGQA	December 22, 2020	8 years	-
PRTR	Declaration of the annual amount of pollution substances released to the environment	ARC	March 3, 2017	Renewed annually
TRAMER, S.A
TRAMER Port Concession	Concession of the Port Terminal in Port of Barcelona to shipload Salt and Potash, 80,492.99m2 surface plot	Barcelona Port Authority	-	-	Reviewed every 6 years, or in case of modification of the activity
Environmental License	Environmental License to carry out the Activity of ship loading of Salt and Potash	Town Hall of Barcelona	April 4, 2016	-	-
DGQA - Direcció General de Qualitat Ambiental ACA – Catalonia Water Agency ARC – Catalonia Waste Agency MAGC – Mines Agency Generalitat of Catalonia

17.2	Water

The Catalan Water Agency (ACA in Catalan) has provided ICL Iberia with two water concession permits issued in June 2017 to collect water for industrial processes from two local sources. The first permit (A-0012925) authorises ICL Iberia to collect water from the Cardener River and a contiguous shallow alluvial groundwater well from the same river. The second permit (A-0012926) allows ICL Iberia to collect water from the mine decline drain. Taken together, the ACA authorised a maximum flow of 66.5 l/s and a maximum volume of 1,000,000 m3 per year.

In 2020, ICL Iberia requested a modification to the permit due to an updated calculation of the decline drain water considering an average catchment of 0.30 hectometres cubed (hm3) per year, which was approved in April 2021. The Technical Unit of Concessions of the ACA issued the favourable resolution to increase the total volume that ICL Iberia may capture from both the river and decline to a total of 1,400,000m3 (or 1.4 hm3) per year with the same limit to pump no more than 1 hm3/a from the Cardener River.

In 2020, a third permit (CC2016000177) was issued by the ACA concerning a water concession for the industrial use of regenerated water, or that coming from secondary treatment of wastewater treatment facilities and allows a maximum annual volume of 6.86 hm3 per year. ICL Iberia is required to present a Management Plan and Sanitary Self-Control Programme complying with the regulations of Decree 1620/2007 on the legal regime for the reuse of treated water.

17.2.1.1          Water Discharges

The ACA, through the 2019 renewal resolution TES/1198/2019, authorises ICL Iberia to discharge industrial, mining, and salt deposit wastewater into territorial sea through the submarine pipeline of the Prat de Llobregat treatment plan after the wastewater has been treated from the brine collector. Wastewater discharge limits and monitoring frequency are presented in Table 17.2. In addition, wastewater discharges cannot surpass the limits of Resolution MAH/285/2007.

Table 17.2: ACA Wastewater Discharge Limits
Parameter	Fixed value		Monitoring frequency
	Maximum	Unit
Annual flow	1,670,000	m3/year	-
Half flow	190.8	m3/h	-
Tip flow	53	l/s	-
Suspension matters	250	mg/l	monthly
Sedimented matters	30	ml/l	monthly
Temperature	35	ºC	monthly
pH	6-10	--	monthly
Total hydrocarbons	15	mg/l	semestral
Cl-	160	g/l	-
(SO4)2-	10	g/l	-
(SO4)2-/(Cl)-	0.01-0.15	g/l	-
(CO3H)-	1	g/l	-
Na+	100	g/l	-
K+	50	g/l	-
(Ca)2+	3	g/l	-
(Mg)2+	20	g/l	-
Oils and fats	50	mg/l	semestral
Total phosphorous	30	mg/l	-
Phosphates	90	mg/l	trimestral
Nitrates	100	mg/l	trimestral

17.3	Air Emissions

The Catalan Climate Change Office, part of the General Directorate of Environmental Quality and Climate Change, renewed ICL Iberia’s authorisation for greenhouse gas emissions. The authorisation, AE2130145 issued in December 2020, covers 29 sources of air emissions, including dryers, boilers, air conditioners and generators used in ICL Iberia’s activities.

Monitoring must be held on a yearly basis, based on the calculation of CO2 equivalent emissions from the facilities and is carried out in accordance with the Implementing Regulation of the EU 2018/2066 on the monitoring and notification of GHG emissions. In March 2021, a modification to the authorisation of GHG emissions was provided as ICL Iberia submitted an updated Monitoring Plan to include further installations.

In terms of noise, ICL Iberia hires a control entity for the preventions of acoustic contamination to carry out regular monitoring rounds. Various noise sources are monitored, including the processing facilities, such as the crushing and cooling towers, dust collectors, vehicle use and equipment, as well as sources of noise in the mine.

17.4	Waste

The Catalan Waste Agency (ARC in Catalan) requests yearly declarations on industrial waste. ICL Iberia implements a recycling and waste separation programme.

17.5	Environmental Health and Safety Management

17.5.1	Policies and Certifications

ICL Iberia has the following certifications:

•
UNE 22480 - Sustainable mining management certification by the Spanish Normalisation Organisation (UNE) promoted by the National Confederation of Mining and Metallurgy Companies (CONFEDEM) and aimed at adopting the Mining Association of Canada

•	IS0 14001 – Environmental management
•	ISO 9001 – Quality management
•	ISO 45001 – Occupational Health and Safety
•	ISO 14067 – Carbon footprint of products
•	ISO 22000 – Food safety management
•	BS OHSAS 18001:2007 – Occupational Health and Safety
•	FEIQUE Responsible Care – Corporate social responsibility certificate issued by the chemical industry federation in Spain

ICL Iberia is aiming to structure their sustainable mining management structure to align with the UN Sustainable Development Goals. Specifically, through the following:

•	Strategic impact in SDG 2 (zero hunger)
•	Direct impact in SDGs 8 (decent work and economic growth), 9 (industry, innovation and infrastructure), and 12 (responsible consumption and production)
•	Indirect impact in SDGs 3 (good health and well-being), 6 (clean water and sanitation), 10 (reduced inequalities), 13 (climate action) and 15 (life on land)

17.5.2	Personnel and Occupational Health and Safety

The Environmental, Health and Safety (EHS) department is comprised of a director, two senior technicians, dedicated to water, salt deposit and biodiversity restauration, and air emissions, noise and climate change, as well as a person in charge of the environmental policies and certifications, and a support technician.

Occupational Health and Safety (OHS) is overseen by the Health and Safety department, led by the Security Manager and a team of six senior technicians for labour risk prevention, three technicians in charge of first aid teams, as well the worker unions. Security Representatives of unionised workers, known as Mining Delegates, participate in daily decision-making processes regarding OHS. Mining Delegates are in charge of worker safety and they have a stop work authority in case of any identified risk.

The Human Resources department and the HR Manager have a composite team working for ICL Group programmes and functions, as well as local HR management for social security, health check and local contractual aspects. 10 Senior technicians work among tasks comprising personnel selection, marketing and logistics, learning and development and labour relation administration.

Approximately 90 % of the ICL Iberia staff is comprised of men, with most women employed in administrative and technical jobs outside of the mine and in directing roles. ICL Iberia has an employee grievance mechanism through corporate telephone numbers and anonymous feedback boxes in the office. While the grievance resolution process is not systematised and registered, ICL Iberia does implement a resolution through discussions with the grieved parties. There have been no harassment incidents or reports in the grievance mechanism.

In March 2023, a fatal accident occurred at the Cabanasses mine. The incident is still under investigation by the local authorities. However, external reports and ICL Iberia’s internal inspection committee found no evidence of Company negligence. Following the incident an inspection committee was formed by the Company for in-depth learning processes, enabling necessary corrective actions to avoid future occurrences.

17.6	Plans, Negotiations or Agreements with Stakeholders

17.6.1	Stakeholder Engagement

Stakeholder engagement activities are undertaken by the Corporate Relations department and its External Communications Manager. Engagement is guided by a stakeholder mapping process which identified key stakeholders such as regional and local authorities, Civil Society Organisations, mining unions, and other private businesses. Even though no community representatives or inhabitants are identified in stakeholder mapping processes, there are engagement activities with the local communities.

In terms of corporate communication, ICL Iberia has disclosure material in both Catalan and Spanish languages for the local and regional population. ICL Iberia releases annual reports on sustainability indicators (Memoria de Sostenibilitat), as well as corporate magazines, bulletins and newsletters. Face to face engagement activities include regular talks with local town hall authorities every six months and working with public administration to hold open community forums where new Project developments are presented.

17.6.2	Engagement with Worker Unions

In Spain, unions have a high historical affiliation from mine workers, making mining unions a very relevant stakeholder group. More than 90 % of the workers in ICL Iberia are affiliated to a worker union and most of the workers are under a collective contract agreement. Negotiations with the unions are reported as efficient and continuous. As previously described, Mining Delegates represent the workers through a role known as the Company Committee during agreement meetings.

17.6.3	Social Development

ICL Iberia supports community development through different ongoing agreements. These include collaborations with town hall environmental commissions, investment in public infrastructure, support of and donation to local food banks, collaboration with local universities for internship programmes and cultural collaborations, and general staff volunteering activities.

17.7	Mine Closure Plans

An Environmental Impact Statement (EIS) was prepared in 2021 by ICL Iberia and presented a Preliminary Closure Project as Annex III-1 of the Restoration Plan, for the dismantling / restoration phase. The General Directorate of Energy, Mines and Industrial Safety (DGEMSI in Catalan) require an Environmental Impact Declaration (DIA in Catalan) to be prepared once the Project closure phase commences. The DIA will require ICL Iberia to develop a complete decommissioning and restoration project and the inclusion of a specific environmental monitoring programme.

On March 7, 2023, ICL Iberia submitted a closure plan for Vilafruns to the General Directorate of Industry of the Generalitat de Catalunya. On January 24, 2025, an updated plan was submitted by ICL Iberia addressing additional comments by the Generalitat de Catalunya.

Mine closure costs are included in Section 18 (Capital and Operating Costs).

17.8	Adequacy of Current Plans to Address Any Issues Related to Environmental Compliance, Permitting, and Local Individuals, or Groups

ICL Iberia is governed by Spanish laws and environmental regulations, including those pertaining to corporate social responsibility, environmental protection, building codes, and the planning and management of resources for land, water, air and noise.

It is the QP’s opinion that ICL Iberia’s current actions and plans are appropriate to address any issues related to environmental compliance, permitting, relationship with local individuals or groups. Permits held by ICL Iberia are sufficient to ensure that the operation is conducted within the Spanish regulatory framework. Closure provision is included in the life of mine cost model. There are currently no known environmental, permitting, or social/community risks that could impact the Mineral Resources or Mineral Reserves.

18	CAPITAL AND OPERATING COSTS

The capital and operating costs discussed in this section were provided by ICL and reviewed by the QP. Capital and operating costs are based on operating experience and were applied to the LOM schedule. All values are presented in U.S dollars ($) unless otherwise stated based on an exchange rate of 0.91 Euros (€) per U.S dollar and all other measurements are metric values.

18.1	Capital Costs

A summary of the capital costs for the LOM of Cabanasses mine is provided in Table 18.1. The forecasted capital costs are considered by the QP to be equivalent or better than AACE Class 1 with an expected accuracy range of -3% to -10% on the low side and +3% to +15% on the high side. The QP is of the opinion that the estimated capital costs are reasonable.

Table 18.1: Life of Mine Capital Costs for Cabanasses Mine
	Unit	Total
Mining	$M	1,033.0
Processing	$M	297.8
Other	$M	46.2
Total Capital Costs	$M	1,377.0

Closure costs are estimated at $170.3 M and includes the Súria and Sallent sites.

18.2	Operating Costs

A summary of the operating costs for the LOM of Cabanasses mine is provided in Table 18.2. The operating costs are considered by the QP to represent an accuracy range of -10% to +15%. The QP is of the opinion that the operating costs used for the LOM are reasonable when compared to actual operating costs.

Table 18.2: Life of Mine Operating Costs for Cabanasses Mine
	Unit	Total
Mining	$M	3,368.1
Processing	$M	1,812.1
G&A	$M	150.5
Depreciation	$M	-1,376.9
Total Operating Costs	$M	3,952.7

19	ECONOMIC ANALYSIS

The economic analysis presented in this section is based on Proven and Probable Mineral Reserves only, economic assumptions, and capital and operating costs in the LOM schedule. All values are presented in U.S dollars ($) unless otherwise stated (based on an exchange rate of 0.91 Euros (€) per U.S dollar) and all other measurements are metric values. The assumptions used in the analysis are current as of December 31, 2024. The aim of this section is to demonstrate the economic viability of the project and therefore this section contains forward-looking information which can differ from other information that is publicly available and should not be considered as guidance.

19.1	Economic Criteria

A summary of the economic assumptions and parameters for the Cabanasses mine is provided in Table 19.1.

Table 19.1: Economic Assumptions and Parameters for the Cabanasses Mine
Parameter	Unit	Value
Mining
Mine Life	Years	21
Total Ore Tonnes Mined	Mt	95.3
Waste Tonnes	Mt	18.1
Mining Rate (Ore and Waste)	Mtpa	5.4
Processing
Total Ore Feed to Plant	Mt	95.3
Grade KCl	%	25.6
Processing Rate	Mtpa	4.5
Plant Recovery	%	86.5
Economic Factors
Discount Rate	%	8
Exchange Rate	€ to $	0.91
Commodity Price	$/t FOB	330
Taxes	%	25
Royalties	$M	4.2
Other Government Payments	$M	18.0
Revenues	$M	6,954.8
Capital Costs (including closure)	$M	1,547.3
Operating Costs	$M	3,952.7

Salt products are also produced by the operation; however, no Mineral Resources or Mineral Reserves are estimated for these products and no revenue from these products has been included in the economic analysis.

19.2	Cash Flow Analysis

The financial analysis has used a Discounted Cash Flow (DCF) method to estimate the projects return based on expected future revenues, costs, and investments. The annual cash flow model is shown in Table 19.2 with no allowance for inflation and showing after-tax NPV at a discount rate of 8%. The QP considers a 8 % discount/hurdle rate for after-tax cash flow discounting is reasonable for a mature operation in western Europe. Internal Rate of Return (IRR) and payback are not included in the cash flow analysis as ICL Iberia is a mature operation and no significant initial investment is required that would result in a negative initial cash flow. The DCF model is presented on a 100 % attributable basis. Closure costs are estimated at $170.3 M and includes the Súria and Sallent sites.

The DCF analysis confirmed that the Cabanasses Mineral Reserves are economically viable at the assumed commodity price forecast. The cash flow model showed an after-tax NPV, at 8% discount rate of $739.7 Million.

Table 19.2: Annual Discounted Cash Flow Model for the Cabanasses Mine
Description	Unit	LOM Total	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046
Mining
Ore	Mt	95.3	4.05	4.35	4.51	4.78	4.78	4.63	4.59	4.65	4.60	4.56	4.69	5.02	4.94	4.52	4.57	4.25	4.50	4.58	4.59	4.46	3.68	0
Waste	Mt	18.1	0.77	0.83	0.86	0.91	0.91	0.88	0.87	0.88	0.87	0.87	0.89	0.95	0.94	0.86	0.87	0.81	0.85	0.87	0.87	0.85	0.70	0
Processing
Ore Feed to Plant	Mt	95.3	4.05	4.35	4.51	4.78	4.78	4.63	4.59	4.65	4.60	4.56	4.69	5.02	4.94	4.52	4.57	4.25	4.50	4.58	4.59	4.46	3.68	0
Grade KCl	%	25.6	25.8	25.5	26.1	25.1	27.3	29.2	29.8	28.1	26.7	26.3	27.9	25.1	24.8	26.3	25.2	22.9	24.2	21.2	22.9	22.7	23.0	0
Contained KCl	Mt	24.4	1.05	1.11	1.18	1.20	1.31	1.35	1.36	1.30	1.23	1.20	1.31	1.26	1.23	1.19	1.15	0.97	1.09	0.97	1.05	1.01	0.85	0
Recovered KCl	Mt	21.1	0.90	0.96	1.02	1.04	1.13	1.17	1.18	1.13	1.06	1.04	1.13	1.09	1.06	1.03	1.00	0.84	0.94	0.84	0.91	0.88	0.73	0
Revenue
Potash	$M	6,954.8	297.8	316.5	336.3	342.9	372.5	385.7	389.0	372.5	350.5	342.9	373.6	359.3	349.5	339.6	328.6	278.0	311.0	276.9	300.0	289.0	241.8	0
Operating Costs
Mining	$M	3,368.1	163.6	151.1	155.2	157.8	166.4	168.1	168.6	166.4	163.5	162.4	166.7	164.8	163.6	162.1	160.7	153.2	158.7	153.6	157.4	155.6	148.0	0
Processing	$M	1,812.1	78.4	78.6	81.9	85.1	90.3	91.3	91.5	90.3	88.8	88.2	90.5	89.6	88.8	88.0	87.3	83.2	86.2	83.4	85.5	84.5	80.4	0
G&A	$M	150.5	10.3	7.1	7.1	7.1	7.1	7.3	7.3	7.1	7.0	7.0	7.3	7.1	7.0	7.0	6.9	6.6	6.8	6.6	6.8	6.7	6.4	0
Depreciation	$M	-1,376.9	-56.7	-64.5	-81.3	-61.5	-57.8	-65.9	-65.9	-65.9	-65.9	-65.9	-65.9	-65.9	-65.9	-65.9	-65.9	-65.9	-65.9	-65.9	-65.9	-65.9	-65.9	0
Total	$M	3,952.7	195.5	172.2	162.9	188.6	206.0	200.8	201.5	198.0	193.5	191.8	198.5	195.6	193.5	191.2	188.9	177.1	185.8	177.7	183.6	181.0	169.0	0
Capital Costs
Mining	$M	1,033.0	31.4	39.9	42.1	44.2	48.8	51.6	51.6	51.6	51.6	51.6	51.6	51.6	51.6	51.6	51.6	51.6	51.6	51.6	51.6	51.6	51.6	0
Processing	$M	297.8	23.1	22.7	36.8	14.8	6.8	12.1	12.1	12.1	12.1	12.1	12.1	12.1	12.1	12.1	12.1	12.1	12.1	12.1	12.1	12.1	12.1	0
Other	$M	46.2	2.2	1.9	2.4	2.5	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.2	0
Closure	$M	170.3	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	170
Total	$M	1,547.3	56.7	64.5	81.3	61.5	57.8	65.9	65.9	65.9	65.9	65.9	65.9	65.9	65.9	65.9	65.9	65.9	65.9	65.9	65.9	65.9	65.9	170
Cash Flow
Royalties	$M	4.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0
Other Government Payments	$M	18.0	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0
Pre-Tax Cashflow	$M	1,433.0	45.1	79.1	90.8	91.8	107.6	118.2	121.0	107.4	90.2	84.1	107.6	96.6	89.2	81.0	73.0	33.4	58.4	32.5	49.5	41.2	5.5	-170
Tax (25%)	$M	401.1	11.2	19.8	22.6	23.0	26.9	29.6	30.2	26.8	22.5	21.0	26.9	24.2	22.3	20.2	18.2	8.4	14.6	8.1	12.4	10.3	1.4	0
DTA	$M	-133.0	-7.9	-13.8	-15.9	-16.0	-18.8	-20.7	-21.2	-18.8	0	0	0	0	0	0	0	0	0	0	0	0	0	0
After-Tax Cashflow	$M	1,164.8	41.6	73.2	84.0	84.8	99.6	109.3	111.9	99.2	67.7	63.0	80.8	72.4	66.9	60.8	54.7	25.1	43.7	24.4	37.1	30.9	4.2	-170
Project Economics
After Tax NPV (8%)	$M	739.7	41.7	67.8	72.0	67.4	73.2	74.4	70.5	57.9	36.6	31.5	37.4	31.1	26.6	22.3	18.6	7.9	12.8	6.6	9.3	7.2	0.9	-33.8

19.3	Sensitivity Analysis

Project risks can be identified in both economic and non-economic terms. Key economic risks were assessed by the sensitivity of cash flow to ±10% and ±20% changes in the key variables on the after-tax NPV. The following key variables were assessed:

•	Commodity price
•	Head grade
•	Metallurgical recovery
•	Exchange rate
•	Operating costs
•	Capital costs

The after-tax sensitivities are shown in Table 19.3.

Table 19.3: Sensitivity Analysis for the Cabanasses Mine
Variance from Base Case	Commodity Price ($/t FOB)	NPV at 8% ($M)
-20%	264	106.5
-10%	297	426.4
0%	330	739.7
10%	363	1052
20%	396	1364.2
Variance from Base Case	Head Grade (% KCl)	NPV at 8% ($M)
-20%	20.5	106.5
-10%	23.0	426.4
0%	25.6	739.7
10%	28.1	1052
20%	30.7	1364.2
Variance from Base Case	Recovery (%)	NPV at 8% ($M)
-20%	-	-
-10%	76.5	377.4
0%	86.5	739.7
10%	96.5	1100.7
20%	-	-
Variance from Base Case	Exchange Rate (€:$)	NPV at 8% ($M)
-20%	0.73	133.1
-10%	0.82	426.4
0%	0.91	739.7
10%	1.00	1052.0
20%	1.09	1364.2
Variance from Base Case	Operating Costs ($M)	NPV at 8% ($M)
-20%	3,162.6	1087.5
-10%	3,557.1	913.6
0%	3,952.7	739.7
10%	4,348.4	565.1
20%	4,742.9	389.9
Variance from Base Case	Capital Costs ($M)	NPV at 8% ($M)
-20%	1,237.4	866.5
-10%	1,392.3	803.1
0%	1,547.3	739.7
10%	1,702.2	676.2
20%	1,856.0	612.4

A comparison of the results for the various sensitivity cases using after-tax NPV at 8% discount rate is shown in Figure 19.1.

Figure 19.1: After-Tax 8% NPV Sensitivity Analysis

The results of the sensitivity analysis show the Cabanasses mine to be most sensitive to changes in metallurgical recovery, commodity price, head grade and exchange rate, followed by operating cost and capital cost.

20	ADJACENT PROPERTIES

The historical Enrique underground potash mine is located to the south of the Cabanasses and Vilafruns mining operation. The underground mine is flooded and in the ownership of the regional government of Catalonia.

21	OTHER RELEVANT DATA AND INFORMATION

The QPs are not aware of other data to disclose.

22	INTERPRETATION AND CONCLUSIONS

The QPs make the following interpretations and conclusions for the respective study areas:

22.1	Geology and Mineral Resources

•	Mineral Resources for the Property have been prepared to industry best practice and conform to the resource categories defined by the SEC in S-K 1300.
•	The geology and mineralization of the deposits is well understood and includes significant operational experience.
•
As of October 15, 2024, a total of 2,618 underground drillholes for 903,231m have been completed at Cabanasses while 15 surface drillholes for 14,824m have been completed. A total of 425 underground drillholes for 131,719m have been completed at Vilafruns and no surface drilling.

•
The sample preparation, analyses, QA/QC procedures, and sample security are acceptable and in line with industry standard practice. Data verification identified no significant issues with the databases used for Mineral Resource estimation.

•
Measured Mineral Resources are classified on a drill spacing of 80 m – 100 m. Indicated Mineral Resources are classified based on a drill spacing of up to 1,700 m and within areas covered by seismic survey. Inferred Mineral Resources include the remaining area of the licences and covered by seismic survey with some limited surface drilling.

•	There is significant exploration potential at the deposits, particularly with additional surface drilling to step-out beyond the near-mine area.

22.2	Mining and Mineral Reserves

•	Mineral Reserves for the Property have been classified in accordance with the definitions for Mineral Reserves in S-K 1300.
•	Measured and Indicated Mineral Resources were converted to Proven and Probable Mineral Reserves, respectively. Inferred Mineral Resources were not converted to Mineral Reserves.
•
Mining uses a modified room and pillar method with electric powered continuous miner machines. Production panels are defined, and the continuous miners extract in these following the visible seam in the face. The mining method is well established with many years of operating experience.

•
The production focus in the short to medium term is the eastern area (Agenaise zone) of the mine. Due to the large horizontal extents of the underground workings, it is more efficient to concentrate production in one area to avoid long tramming.

•	The current LOM runs from 2025 to 2045 (inclusive).

22.3	Mineral Processing

•	The operation has a long history of processing potash mineralisation and processing methods are conventional and have been refined over time.
•
The Súria processing plant has been operating since the early 1950’s. The potash processing facility has undergone an expansion, with the installation of new equipment to allow production to increase from circa 600,000 tpa of potash product to approximately 1.1 Mtpa and this was completed in 2023. This allows the process plant to process a maximum of approximately 5 Mtpa of ore. The mine continues to ramp up to meet the processing plant capacity.

•
Metallurgical recovery achieved in the processing plant in 2024 was 87.0 % and was an increase from 86.5 % achieved in 2023. However, for conservatism Mineral Resources and Mineral Reserves have been estimated using a metallurgical recovery of 86.5%.

22.4	Infrastructure

•	ICL Iberia has recently completed upgrades to the processing plant, rail load facilities and port facilities to allow transport and export of approximately 2.3 Mtpa of potash and salt products.

22.5	Environment

•	Permits held by ICL Iberia for the Property are sufficient to ensure that mining activities are conducted within the regulatory framework required by regulations.
•	There are currently no known environmental, permitting, or social/community risks that could impact the Mineral Resources or Mineral Reserves.

23	RECOMMENDATIONS

The QPs make the following recommendations for the respective study areas:

23.1	Geology and Mineral Resources

•	Continue the exploration drilling programmes.
•	Continue QA/QC programmes for all underground and surface drilling. Consider the use of external pulp duplicates as part of routine QA/QC samples.
•
Instances of drillhole intersections with economic KCl grades that are not included within the modelled potash seams (due to being off-section during geological interpretation) should be reviewed by ICL Iberia.

•	Continue to monitor and review reconciliation of the resource model with production data (broken, stowed and hoisted material) with emphasis on reconciliation of mining losses at Seam A.

23.2	Mining and Ore Reserves

•	Continue to optimise the mine planning process through the use of DeswikOps short-term planning analysis, focusing on providing a stable feed grade to the process plant.
•	Continue to progress teleremote loader operations from surface, to reduce exposure underground and increase operational efficiencies.
•	Continue spectral imaging studies to identify the white carnallite layer in the northern area of Cabanasses to assist with geotechnical characterisation.
•	Continue to develop on-going rock mechanics studies.

23.3	Mineral Processing

•	Continue on-going plant optimisation projects.
•	Continue work to investigate options to reduce the amount of salt for disposal on the dump including the potential for additional saleable salt products.

23.4	Environmental Studies, Permitting and Social or Community Impact

•	Continue using and improving the environmental management system and maintain its ISO accredited standard.
•	Continue active engagement with local communities and stakeholders through formal and informal projects and outreach.
•	Continue to monitor and address brine run-off from the salt dumps.

24	REFERENCES

Argus Media (2021) ‘Potash Analytics: Addednum’ ICL citation

Cendón, D.I., Ayora, C., Pueyo, J.J., and Taberner, C., 2003, The geochemical evolution of the Catalan potash subbasin, South Pyrenean foreland basin (Spain), Journal of Chemical Geology 200, pp. 339-357

Guimerá, J., 1984, Palaeogene evolution of deformation in the northeastern Iberian Peninsula, Geological Magazine, 121, pp. 413-420.

ICL Annual Report for the Period Ended December 31, 2021

ICL Annual Report for the Period Ended December 31, 2022

ICL Annual Report for the Period Ended December 31, 2023

Sans, M., and Vergés, J., 1995, Fold development related to contractional salt tectonics: southeastern Pyrenean thrust front, Spain, in M.P.A Jackson, D.G Roberts, and S. Snelson, eds., Salt tectonics: a global perspective: AAPG Memoir 65, pp.369-378

Sans, M., 2003, From thrust tectonics to diapirism. The role of evaporites in the kinematic evolution of the eastern South Pyrenean front, Geologica Acta, Vol. 1 N⁰ 3, pp. 239-259

Vergés, J., Fernandez, M., Martinez, A., 2002, The Pyrenean orogen: pre-, syn-, and post-collisional evolution, Journal of the Virtual Explorer 8, pp. 55-74

25	RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT

This TRS has been prepared by WAI on behalf of ICL (the Registrant). The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to WAI at the time of preparation of this report,
•	Assumptions, conditions, and qualifications as set forth in this report, and
•	Data, reports, and other information supplied by ICL and other third-party sources.

WAI has relied on ownership information, mineral tenement and land tenure provided by ICL. WAI has not researched property title or mineral rights for the properties that are the subject of this TRS and it is considered reasonable to rely on ICL’s legal counsel who is responsible for maintaining this information. This information is used in Section 3 (Property Description) and the Executive Summary.

Industrial mineral price forecasting is a specialized business and the QPs consider it reasonable to rely on ICL for information on product pricing and marketing given its considerable experience in this area. This information is used in Section 16 (Market Studies). The information is also used in support of the Mineral Resource Estimate (Section 11), the Mineral Reserve Estimate (Section 12) and the Economic Analysis (Section 19).

WAI has relied on ICL for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the Property. This information is used in Section 19 (Economic Analysis) and the Executive Summary.

WAI has relied on information supplied by ICL for environmental permitting, permitting, closure planning and related cost estimation, and social and community impacts. This information is used in Section 17 (Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups). The information is also used in support of the Mineral Resource Estimate (Section 11), the Mineral Reserve Estimate (Section 12) and the Economic Analysis (Section 19).

The QPs have taken all appropriate steps, in their professional opinion, to ensure that the above information from ICL is sound.

Except for the purposes legislated under US securities laws, any use of this report by any third party is at that party’s sole risk.

26	DATE AND SIGNATURE PAGE

This report titled "S-K 1300 Technical Report Summary on the Cabanasses and Vilafruns Mining Operation, Spain” with an effective date of December 31, 2024, was prepared and signed by:

Qualified Person or Firm	Signature	Date
Wardell Armstrong International	“signed”	February 27, 2025

Appendix A
ICL Iberia Concessions

ICL Iberia Concessions in Barcelona Province; "Potasas De Llobregat"
Mining ID	Name	Area (Ha)	Date Awarded	Consolidated tenure (years)	Expires
1916	MONTSERRAT	3,276	07-11-77	90	2067
1929	EMERIKA	766	08-11-77	90	2067
1940	NURIA I	555	08-11-77	90	2067
1941	NURIA II	135	08-11-77	90	2067
1943	SILVINA	300	08-11-77	90	2067
1948	NUEVA CARDONA	1,164	17-11-77	90	2067
1949	2ª NUEVA CARDONA	1,667	17-11-77	90	2067
1953	CALAF	942	18-11-77	90	2067
1958	SALINAS VICTORIA	1,914	08-10-79	60	2039
1961	5ª NUEVA CARDONA	263	17-11-77	90	2067
1965	LUIS	1,200	17-11-77	90	2067
1966	ENRIQUE	643	17-11-77	90	2067
1967	SALLENT	935	08-11-77	90	2067
1969	SEGUE	160	18-11-77	90	2067
1970	CASTELLTALLAT	300	18-11-77	90	2067
1975	6ª NUEVA CARDONA	48	17-11-77	90	2067
1976	7ª NUEVA CARDONA	247	17-11-77	90	2067
1979	8ª NUEVA CARDONA	145	17-11-77	90	2067
1980	SALAVINERA	263	22-11-77	90	2067
2233	DEMASÍA A 7ª NUEVA CARDONA	3	17-11-77	90	2067
2234	DEMASÍA A 8ª NUEVA CARDONA	22	18-11-77	90	2067
2236	DEMASÍA A 6ª NUEVA CARDONA	19	18-11-77	90	2067
2238	1ª DEMASÍA A CALAF	8	22-11-77	90	2067
2239	2ª DEMASÍA A CALAF	7	22-11-77	90	2067
2240	3ª DEMASÍA A CALAF	6	22-11-77	90	2067
2241	4ª DEMASÍA A CALAF	11	22-11-77	90	2067
2242	DEMASÍA A SEGUE	18	22-11-77	90	2067
2243	DEMASÍA A CASTELLTALLAT	37	22-11-77	90	2067
2420	2ª DEMASÍA A NUEVA CARDONA III	52	18-11-77	90	2067
2422	3ª DEMASÍA A NUEVA CARDONA III	58	18-11-77	90	2067
2423	1ª DEMASÍA A NUEVA CARDONA III	30	18-11-77	90	2067
2532	2ª DEMASÍA A NURIA I	10	08-11-77	90	2067
2533	1ª DEMASÍA A NURIA I	6	08-11-77	90	2067
2574	DEMASÍA A SALLENT	21	17-11-77	90	2067
2639	DEMASÍA A NUEVA CARDONA	39	18-11-77	90	2067
2640	DEMASÍA A 2ª NUEVA CARDONA	40	18-11-77	90	2067
2644	3ª DEMASÍA A SALINAS VICTORIA	10	08-10-79	60	2039
2645	4ª DEMASÍA A SALINAS VICTORIA	5	08-10-79	60	2039
2646	5ª DEMASÍA A SALINAS VICTORIA	7	08-10-79	60	2039
2647	6ª DEMASÍA A SALINAS VICTORIA	2	08-10-79	60	2039
2648	7ª DEMASÍA A SALINAS VICTORIA	16	08-10-79	60	2039
Total		15,350

ICL Iberia Concessions in Barcelona Province; "Súria K"
Mining ID	Name	Area (Ha)	Date Awarded	Consolidated tenure (years)	Expires
1761	ROUMANIE	40	27-04-77	90	2067
1783	NUEVA ROUMANIE	16	27-04-77	90	2067
1800	SALADITA	152	27-04-77	90	2067
1888	NUEVA SALADITA	101	27-04-77	90	2067
1889	SÚRIA	14	27-04-77	90	2067
1895	RESGUARDO	38	27-04-77	90	2067
1896	BORDELAISE	857	27-04-77	90	2067
1908	BARCELONAISE	1,355	27-04-77	90	2067
1912	SAGAZAN	458	27-04-77	90	2067
1913	GERSOISE	2,400	27-04-77	90	2067
1914	AGENAISE	3,280	27-04-77	90	2067
1919	AGENAISE II	2,982	27-04-77	90	2067
1920	ALFA	4,843	07-06-77	90	2067
1921	BETA	2,522	07-06-77	90	2067
1921	BETA-DOS	313	07-06-77	90	2067
1925	KAPPA	3,900	07-06-77	90	2067
1931	XI	3,569	07-06-77	90	2067
1938	SAMPASALAS II	144	27-04-77	90	2067
1944	1ª DEMASIA A GERSOISE	29	27-04-77	90	2067
1945	2º DEMASIA A GERSOISE	2	02-05-77	90	2067
1946	DEMASIA A BARCELONAISE Y AGENAISE	33	02-05-77	90	2067
1955	FRONTERIZA	18	07-06-77	90	2067
2424	DEMASIA A SAMPASALAS II	28	02-05-77	90	2067
2535	DEMASIA A BARCELONAISE	4	02-05-77	90	2067
2536	3ª DEMASIA A AGENAISE	1	02-05-77	90	2067
2537	2ª DEMASIA A AGENAISE	3	02-05-77	90	2067
2538	DEMASIA A SAGAZAN	30	02-05-77	90	2067
2539	DEMASIA A GERSOISE	2	02-05-77	90	2067
2540	1ª DEMASIA A AGENAISE	1	02-05-77	90	2067
2634	DEMASIA A XI	5	07-06-77	90	2067
Total		27,140

ICL Iberia Concessions in Lleida Province; "Potasas De Llobregat"
Mining ID	Name	Area (Ha)	Date Awarded	Consolidated tenure (years)	Expires
2318	PINOS I	1,255	17-11-77	60	2037
2343	3ª NUEVA CARDONA	743	11-11-77	60	2037
2344	PINOS	2,021	11-11-77	60	2037
2346	3ª NUEVA CARDONA	107	11-11-77	60	2037
2347	MOLSOSA	98	11-11-77	60	2037
2350	2ª PINOS	661	11-11-77	60	2037
2362	PINOS TERCERA	1,746	11-11-77	60	2037
2367	SELLES	210	11-11-77	60	2037
2368	BASSAS 2ª	41	11-11-77	60	2037
2408	AMPLIACIÓN A MOLSOSA	13	11-11-77	60	2037
2418	DEMASÍA A BASSAS 2ª	4	11-11-77	60	2037
2718	1ª DEMASÍA A 3ª NUEVA CARDONA	6	11-11-77	60	2037
2719	2ª DEMASÍA A 3ª NUEVA CARDONA	7	11-11-77	60	2037
2720	DEMASÍA A PINOS	5	11-11-77	60	2037
2721	2ª DEMASÍA A PINOS	19	15-11-77	60	2037
2722	1ª DEMASÍA A SELLES	4	15-11-77	60	2037
2723	2ª DEMASÍA A SELLES	8	15-11-77	60	2037
2724	DEMASÍA A PINOS III	35	15-11-77	60	2037
2725	2ª DEMASÍA A MOLSOSA	6	15-11-77	60	2037
2726	1ª DEMASÍA A MOLSOSA	10	15-11-77	60	2037
2727	DEMASÍA A MOLSOSA	4	15-11-77	60	2037
2728	DEMASÍA A 3ª NUEVA CARDONA	10	15-11-77	60	2037
2729	DEMASÍA A 2ª PINOS	7	15-11-77	60	2037
2738	DEMASÍA A AMPLIACIÓN A MOLSOSA	2	15-11-77	60	2037
2739	DEMASÍA A PINOS III	21	16-11-77	60	2037
2740	DEMASÍA A SELLES	3	16-11-77	60	2037
2741	DEMASÍA A PINOS	4	16-11-77	60	2037
2873	DEMASÍA A PINOS III	22	16-11-77	60	2037
2874	2ª DEMASÍA A PINOS	4	16-11-77	60	2037
2876	DEMASÍA A PINOS III	31	16-11-77	60	2037
2877	DEMASÍA A AMPLIACIÓN A MOLSOSA	2	16-11-77	60	2037
2879	1ª DEMASÍA A 3ª NUEVA CARDONA	3	16-11-77	60	2037
2881	2ª DEMASÍA A SELLES	2	16-11-77	60	2037
2883	DEMASÍA A PINOS	5	16-11-77	60	2037
2884	DEMASÍA A PINOS	5	17-11-77	60	2037
2885	2ª DEMASÍA A 3ª NUEVA CARDONA	7	17-11-77	60	2037
2891	DEMASÍA A PINOS	3	17-11-77	60	2037
2892	DEMASÍA A PINOS III	4	17-11-77	60	2037
3070	AMPLIACIÓN A SALINAS VICTORIA	65	17-11-77	60	2037
3073	2ª DEMASÍA A 2º PINOS	6	17-11-77	60	2037
3074	3ª DEMASÍA A 2ª PINOS	4	17-11-77	60	2037
3075	4ª DEMASÍA A 2º PINOS	2	17-11-77	60	2037
3076	DEMASÍA A BASSAS 2ª	10	17-11-77	60	2037
Total		7,225

ICL Iberia Concessions In Lleida Province; "Súria K"
Mining ID	Name	Area (Ha)	Date Awarded	Consolidated tenure (years)	Expires
2294	AGUDA	4,500	27-04-77	60	2037
2295	SAMPASALAS	1,417	27-04-77	60	2037
2302	PI	6,120	04-06-77	60	2037
2303	OMIKRON	6,000	04-06-77	60	2037
2304	RHO	1,117	04-06-77	90	2067
2329	SAMPASALAS III	203	27-04-77	60	2037
2331	RUBIÓ	76	27-04-77	60	2037
2334	PRECISA	132	04-06-77	90	2067
2886	3ª DEMASIA A SAMPASALAS	6	27-04-77	60	2037
2887	2ª DEMASIA A SAMPASALAS	5	27-04-77	60	2037
2889	1ª DEMASIA A SAMPASALAS	2	27-04-77	60	2037
3080	DEMASIA A RHO	5	04-06-77	90	2067
Total		19,583

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